

AMERICAN EXPRESS

2021 Proxy Statement

POWERFUL BACKING STARTS WITH A POWERFUL PURPOSE

WE'RE STRONGER TOGETHER

We have a **$1 billion** action plan to promote diversity, equity and inclusion for colleagues, customers and communities.

100% score on the Human Rights Campaign's Corporate Equality Index since 2004, based on our policies and practices that support LGBTQ+ inclusion.

We focus on inclusion and diversity by welcoming unique perspectives, experiences, and backgrounds across the organization and within our partnerships.

We back our communities through sustainability initiatives and philanthropic efforts.

94% of colleagues who participated in our annual internal colleague survey said they would recommend American Express as a great place to work.



We help small businesses stay in business by encouraging our customers to Shop Small® all year long and provide small business owners with resources and tools to help them thrive. This year, we're especially focused on supporting small restaurants to help keep local kitchen doors open.

Notice of Annual Meeting of Shareholders

March 19, 2021

Items of Business

To vote on the following proposals:

- ☑ Election of directors proposed by our Board of Directors for a term of one year, as set forth in this proxy statement
- ☑ Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2021
- ☑ Advisory resolution to approve executive compensation
- ☑ Two shareholder proposals, if properly presented at the meeting
- ☑ Such other business that may properly come before the meeting



WHEN
Tuesday, May 4, 2021
9:00 a.m. Eastern Time



WHERE
www.virtualshareholder
meeting.com/AXP2021



RECORD DATE
March 8, 2021

ADMISSION

Due to concerns regarding COVID-19 (Coronavirus) and to assist in protecting the health and well-being of our shareholders and colleagues, this year's Annual Meeting of Shareholders will be held virtually. There will not be a physical location for the Annual Meeting of Shareholders and you will not be able to attend the meeting in person. You will be able to listen, vote and submit questions via the virtual meeting website at www.virtualshareholdermeeting.com/AXP2021 by using the 16-digit control number included on your notice, on your proxy card or in the voting instructions that accompanied your proxy materials. Please retain the 16-digit control number should you decide to attend the virtual annual meeting. Shareholders may begin logging in to the virtual meeting website at 8:45 a.m. Eastern Time. Shareholders without a control number may listen to the Annual Meeting of Shareholders but they will not have the ability to vote or submit questions during the meeting. We designed the format of our virtual annual meeting to ensure that our shareholders who attend the Annual Meeting of Shareholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting, including the ability to ask questions.

Although we intend to hold our Annual Meeting of Shareholders virtually, in the event that New York State law does not allow virtual-only meetings at the time of our Annual Meeting of Shareholders, we will hold an in-person meeting at the same date and time at our corporate headquarters at 200 Vesey Street, New York, NY 10285. If we decide to modify the structure of our Annual Meeting of Shareholders, we will announce the decision to do so by press release (which will be filed with the SEC and available at http://ir.americanexpress.com and www.proxyvote.com.)*

Detailed information regarding our 2021 Annual Meeting of Shareholders, including how to cast your vote, can be found in "Other Information" starting on page 87.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2021 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 4, 2021:

Our proxy statement and annual report are available online at http://ir.americanexpress.com. * We will mail to certain shareholders a notice of internet availability of proxy materials, which contains instructions on how to access these materials and vote online. We expect to mail this notice and to begin mailing our proxy materials on or about March 19, 2021.

Your vote is important to us. Please exercise your shareholder right to vote.

By Order of the Board of Directors,

Kristina V. Fink

Kristina V. Fink
Deputy Corporate Secretary

* Web links throughout this document are provided for convenience only. Information from the American Express website is not incorporated by reference into this proxy statement.

Table of Contents

Executive Summary

Our Company's Strategic Imperatives & Key Priorities for 2020

American Express is a globally integrated payments company that provides customers with access to products, insights and experiences that enrich lives and build business success. Our integrated payments platform includes card-issuing, merchant-acquiring and card network businesses. We are a leader in providing payments products and services to a broad range of customers including consumers, small businesses, mid-sized companies and large corporations around the world. Following two years of consistently strong financial performance driven by our success in executing against our strategic imperatives (detailed below), we quickly shifted our focus in 2020 to address the challenges of the COVID-19 pandemic. The pandemic has caused financial disruption for individuals and businesses around the world and the events of 2020 reinforced the important role that the business community plays in addressing both economic and social challenges. As a global company that employs thousands of people around the world, American Express has a long history of coming together as an organization to support our colleagues, customers and communities during challenging times. This past year we have intensified our commitments to be more intentional about how we show up for our colleagues, customers and communities, and to more effectively rally our resources to amplify our impact on a number of issues, including advancing diversity, equity and inclusion, advancing climate solutions, and building financial resiliency for our customers. Our framework for managing through the pandemic and the challenging economic environment is built on four principles:



Supporting our colleagues and winning as a team

Protecting our customers and our brand

Structuring the Company for growth in the future

Remaining financially strong

The management team and the Board believe that these key priorities for managing through the cycle reflect the most important things to focus on during the pandemic to drive long-term value creation for the Company. We concentrated our efforts on these priorities in 2020 to address the near-term challenges of the pandemic, while remaining focused on the opportunities that would advance our four long-term strategic imperatives:



Expand leadership in the premium consumer space

Build on our strong position in commercial payments

Strengthen our global, integrated network to provide unique value

Make American Express an essential part of our customers' digital lives

Business Performance

In 2020, we focused on our key priorities for managing through the cycle while continuing to invest in initiatives that advance our long-term strategic imperatives. Business performance highlights in 2020 include:

- Maintained the dividend with capital ratios well above targets and record levels of liquidity;
- Improved customer satisfaction scores and card retention rates versus 2019 levels;
- Extended and expanded key enterprise-wide partnerships;
- Launched our first proprietary accounts payable automation offering, American Express One AP;

- Executed the largest-ever global Shop Small® campaign in 18 countries and territories;
- Sustained virtual parity coverage in the U.S., and continued to grow coverage internationally, adding over 3.7 million merchant locations outside of the U.S;
- Launched the first foreign card processing network in mainland China;
- Rolled out new and enhanced financial relief programs in over 20 countries;
- Maintained strong industry-leading credit metrics due to robust risk management efforts and capabilities; and
- Continued to invest in areas critical for the long term, including new services, capabilities and Card Member benefits, new card acquisitions and expanding our merchant network globally.

Key 2020 Priorities for Managing Through the Cycle

Support our colleagues and win as a team

64K+
Global colleagues enabled to work from home


Executing robust, multi-faceted Return to Office plan


Ranked #9 in Fortune's 100 Best Companies to Work For® 2020


Created Office of Enterprise Inclusion, Diversity and Business Engagement and committed to 100% pay equity globally

Protect our customers and our brand


Largest ever global campaign in 18 countries and territories


Injected >$1B in value across multiple products


Maintained Card Attrition Rates below 2019 levels

Rolled out new and enhanced financial relief programs in over 20 countries

#1 in Customer Satisfaction with National Credit Card Companies*

Structure the company for growth in the future

3.7M+
New Merchant Locations added outside of the U.S.


First foreign card processing network to launch in mainland China

Kabbage®
An American Express Company
Acquired best-in-class digital SME cash management platform


Extended key Cobrand partnerships including Marriott, British Airways, Amazon and Lowe's

Launched proprietary accounts payable automation offering, **American Express One AP**™

Remain financially strong

Best-in-class credit metrics due to robust risk management efforts and capabilities

Record levels of liquidity

Capital ratios well above targets

Maintained the dividend

* For J.D. Power 2020 award information, visit jdpower.com/awards

2020 Financial Performance Highlights

$36.1B
TOTAL REVENUE

$3.1B
NET INCOME

$1.0T
WORLDWIDE BILLED BUSINESS[(1)]

$2.3B
TOTAL CAPITAL RETURNED TO SHAREHOLDERS

$76.2B
TOTAL LOANS

$3.77
EPS

112M
CARD MEMBERS WORLDWIDE

[(1)] Billed business represents transaction volumes (including cash advances) on cards and other payment products issued by American Express (proprietary billed business) and cards issued under network partnership agreements with banks and other institutions, including joint ventures (Global Network Services billed business). In-store spending activity within Global Network Services retail cobrand portfolios, from which we earn no revenue, is not included in billed business.

How our Compensation Program Supports our Business Strategy

Our executive compensation program is designed to support the longevity and stability of the Company by driving long-term business outcomes, promoting strong governance practices and encouraging responsible risk-taking. This is achieved by linking individual pay with the Company's performance on a diverse set of measures as well as financial and strategic goals. Most senior executives' compensation is variable and covers annual and multi-year performance periods. Long-term Incentive Awards are designed to align executives with the Company's long-term performance using performance-based equity awards in the form of restricted stock units and stock options. Further, the Company scorecard incentivizes performance and includes key objectives in four categories: Shareholder, Customer, Colleague and Strategic Imperatives.

Our executive compensation program, including compensation principles and strategy, is discussed in detail under the Compensation Discussion and Analysis section of this proxy statement.

Our Board of Directors

The following provides current summary information about each director nominee. Our director nominees possess a range of diverse skills, backgrounds, experience and viewpoints that we believe are integral to an effective and well-functioning board. Detailed information about each nominee's qualifications, experience, skills and expertise along with select professional and community contributions can be found starting on page 7.

Our Director Nominees

Name	Position	Age	Director Since	AC	CB	NGPR	R
Thomas J. Baltimore	Director	57	2021	■			
Charlene Barshefsky	Director	70	2001				■
John J. Brennan	Director	66	2017	■			●
Peter Chernin	Director	69	2006		■	●	
Ralph de la Vega	Director	69	2016	●	■		
Michael O. Leavitt	Director	70	2015	■		■	
Theodore J. Leonsis	Director	65	2010		■	■	
Karen L. Parkhill	Director	55	2020	■			■
Charles E. Phillips	Director	61	2020				■
Lynn A. Pike	Director	64	2020		■		
Stephen J. Squeri	CEO & Chairman	62	2018				
Daniel L. Vasella	Director	67	2012		■	■	
Lisa W. Wardell	Director	51	2021				■
Ronald A. Williams	Lead Independent Director	71	2007		●	■	
Christopher D. Young	Director	49	2018			■	■

■ Member   ● Chair

AC	Audit and Compliance	**CB**	Compensation and Benefits	**NGPR**	Nominating, Governance and Public Responsibility
				R	Risk

Director Nominee Demographics

Racial/Ethnic Diversity[1]

Black or African American	5
Hispanic or Latino	1
White or Caucasian	9

Gender Diversity[1]

Women	4
Men	11

Age Diversity

<60 years	4
60-70 years	10
>70 years	1

Veteran Status[1]

Veteran	2
Non-Veteran	13

Average Tenure

<5 years	9
5-10 years	3
>10 years	3

Independence

Independent	14
Non-Independent	1

Diversity of Skills, Viewpoints and Expertise



- Core Business, Operations and Management Expertise
- Senior Management and Leadership Skills
- Technology and Cybersecurity Experience
- Government, Regulatory, Legal and Public Policy Experience
- Financial Services
- Investment and M&A Experience
- Public Company Governance Experience
- Risk and Audit Oversight Experience
- Brand and Marketing Expertise
- Global Business Experience
- Financial Accounting Expertise

[1]   Based on self-identified characteristics.

Corporate Governance Highlights

 ## Board Structure and Independence

- Election of three new directors in 2020: Karen L. Parkhill, Charles E. Phillips and Lynn A. Pike; and two new directors in 2021: Thomas J. Baltimore and Lisa W. Wardell

- Strong Lead Independent Director with explicit duties and responsibilities

- All directors are independent except the Chairman

- Diverse and highly skilled Board that provides a range of viewpoints

- Consideration of optimal Board leadership structure for the Company

- Executive sessions led by the Lead Independent Director at each regular in-person board meeting without management present

- Executive sessions at committee meetings led by independent committee chairs without management present

 ## Shareholder Rights

- Proxy access rights

- Annual election of all directors

- Majority voting for directors (in uncontested elections)

- Shareholders representing at least 25% of outstanding shares are able to call special meetings

 ## Board Oversight

- Oversees the Company's annual business plan and corporate strategy, succession planning and risk management

- Monitors the Company's workplace culture, "tone at the top" and values

- Proactive, comprehensive and strategic Board and senior management succession planning

- Annual dedicated Board meeting focused on Company strategy

- Key management and rising talent reviewed at an annual talent review

- Risk-aware culture overseen by a separate Risk Committee of the Board

- Director access to experts and advisors, both internal and external

- The Nominating, Governance and Public Responsibility Committee oversees Environmental, Social and Governance (ESG) matters

- The Compensation and Benefits Committee oversees the Company's strategies relating to diversity, equity and inclusion initiatives as well as key talent metrics

 ## Strong Corporate Governance Practices

- Prohibition on hedging and pledging transactions by executive officers and directors

- Sound policy on public company board service

- Responsive, active and ongoing shareholder engagement

- Strategic succession planning resulting in regular Board and committee refreshment with a range of tenures

- Robust Code of Business Conduct for Members of the Board of Directors and Code of Conduct for American Express colleagues, each with an annual certification requirement

- Mandatory retirement age of 72 years for all directors

- Conducted a third-party Board evaluation in 2020 and maintained our annual written Board and committee performance evaluations

- Comprehensive clawback policy for senior executives

- Robust annual risk assessment of executive compensation programs, policies and practices

- Significant share ownership requirements for senior executives and directors

- Strong commitment to ESG

- Wide-ranging and comprehensive director onboarding program along with robust continuing educational programs

For a detailed discussion of our corporate governance framework and our director nominees, please see "Corporate Governance at American Express" beginning on page 6.

Corporate Governance at American Express

Item 1: Election of Directors for a Term of One Year

Our Board currently has 16 members. Fifteen of our directors are standing for re-election to hold office until the next Annual Meeting of Shareholders or until their successors are duly elected and qualified. One of our current directors is retiring and not standing for re-election. For more information, please see "Our Retiring Director" on page 15. Our Board has appointed Laureen E. Seeger, Richard Starr and Kristina V. Fink as proxies to vote your shares on your behalf. The proxies intend to vote for the election of each of the 15 candidates nominated by the Board unless you indicate otherwise on your proxy or voting instruction form or when you vote by telephone or online. Each candidate has consented to being named in this proxy statement and serving as a director, if elected. However, if any nominee is not able to serve, the Board can either nominate a different person or reduce the size of the Board. If the Board nominates another individual, the persons named as proxies may vote for that nominee.

Our Director Nominees

Our director nominees hold and have held senior positions as leaders of various large, complex businesses and organizations and in government, demonstrating their ability to develop and execute significant policy and operational objectives at the highest levels. Our nominees include current and former chief executive officers, chief financial officers, chief operating officers and members of senior management of large, global businesses. Through these roles, our nominees have developed expertise in core business strategy, operations, finance, human capital management and leadership development, compliance, controls and risk management, as well as the skills to respond to rapidly evolving business environments and foster innovation and business transformation. Additionally, our nominees' experience serving in government and on other boards bring valuable knowledge and expertise, including in the areas of public policy, governance, succession planning, compensation, financial reporting and regulatory compliance.

Detailed biographical information for each director nominee follows. We have included career highlights, other public directorships and select professional and community contributions along with the top qualifications, experience, skills and expertise that we believe each director brings to our Board. Our Board considered all the aforementioned attributes and the results of our annual board evaluations when deciding to re-nominate the following directors.



Thomas J. Baltimore

Chairman and CEO, Park Hotels & Resorts

Director since 2021
Independent
Age 57

Career Highlights

- Chairman and CEO of Park Hotels & Resorts, Inc., a NYSE-listed lodging real estate investment trust (REIT) focused on upper-upscale and luxury hotel assets with 60 assets owned in the U.S.
- Former President, CEO and Director of RLJ Lodging Trust, a NYSE-listed lodging REIT focused on premium branded hotels in the U.S.

Committee Membership(s)

- Audit and Compliance

Specific Qualifications, Experience, Skills and Expertise

- Public company CEO
- Hospitality and real estate industry expert
- Core business, operations and management
- Financial accounting expertise
- Public company governance

Select Professional and Community Contributions

- Executive Committee Member, American Hotel & Lodging Association
- Director, University of Virginia Investment Management Company
- Executive Board Member, National Association of Real Estate Investment Trusts
- Director, The Real Estate Roundtable

Other Current Public Directorships

- Park Hotels & Resorts, Inc.
- Prudential Financial Inc.

Other Public Directorships in the Past Five Years

- AutoNation
- RLJ Lodging Trust
- Duke Realty Corporation



Charlene Barshefsky

Former Senior International Partner, WilmerHale

Director since 2001
Independent
Age 70

Career Highlights

- Former Senior International Partner at WilmerHale, where she advised U.S. and international companies on international business transactions, government relations, market access, and foreign government regulation of business and investments
- Former U.S. Trade Representative and member of President Clinton's Cabinet, where she served as chief trade negotiator and principal trade policymaker for the United States, negotiating complex market access, regulatory and investment agreements with virtually every major country in the world

Committee Membership(s)

- Risk

Specific Qualifications, Experience, Skills and Expertise

- High-level government service
- Expertise negotiating with foreign governments
- Advisor to firms on doing business in international markets
- Broad legal and public policy experience
- Public company governance

Select Professional and Community Contributions

- Trustee, Howard Hughes Medical Institute
- Member, Council on Foreign Relations

Other Current Public Directorships

- The Estée Lauder Companies Inc.
- MDC Partners Inc.

Other Public Directorships in the Past Five Years

- Starwood Hotels & Resorts Worldwide, Inc.
- Intel Corporation



John J. Brennan

Chairman Emeritus and Senior Advisor, The Vanguard Group, Inc.

Director since 2017
Independent
Age 66

Career Highlights

- Chairman emeritus and senior advisor of The Vanguard Group, Inc., a global investment management company
- Former CEO, CFO and Chairman of the Board of The Vanguard Group, Inc.
- Former Chairman of the Board of Governors of The Financial Industry Regulatory Authority (FINRA), a U.S. financial services industry regulator
- Former Chairman of the Financial Accounting Foundation, an overseer of financial accounting and reporting standard-setting boards

Committee Membership(s)

- Audit and Compliance
- Risk (Chair)

Specific Qualifications, Experience, Skills and Expertise

- Core business, operations and management
- CFO and financial accounting expertise
- Risk and audit oversight
- Financial industry operations and regulation
- Institutional investor perspective

Select Professional and Community Contributions

- Chairman, Board of Trustees of the University of Notre Dame
- Chairman, Vanguard Charitable Endowment Program
- Founding Trustee, King Abdullah University of Science and Technology

Other Current Public Directorships
- None

Other Public Directorships in the Past Five Years
- General Electric Company
- LPL Financial Holdings, Inc.



Peter Chernin

Founder and CEO, Chernin Entertainment

Director since 2006
Independent
Age 69

Career Highlights

- Founder and CEO of Chernin Entertainment, a film and television production company, and The Chernin Group, LLC, which focuses on strategic opportunities in media, technology and entertainment
- Co-Founder and Partner of TCG, a multi-stage investment firm dedicated to building consumer businesses
- Former President, Chief Operating Officer and director of News Corporation
- Former Chairman and CEO of the Fox Group, where he oversaw the global operations of the company's film, television, satellite cable and digital media businesses

Committee Membership(s)

- Compensation and Benefits
- Nominating, Governance and Public Responsibility (Chair)

Specific Qualifications, Experience, Skills and Expertise

- Core business, operations and management
- Experience building global media businesses
- Digital business development
- Brand and marketing expertise
- Public company governance

Select Professional and Community Contributions

- Co-Chairman and Co-Founder, Malaria No More
- Director and Co-chair, Board of Visitors of the University of California, Berkeley
- Former Director, Harvard AIDS Initiative

Other Current Public Directorships
- None

Other Public Directorships in the Past Five Years
- Pandora Media, Inc.
- Twitter, Inc.



Ralph de la Vega

Former Vice Chairman, AT&T Inc.

Director since 2016
Independent
Age 69

Career Highlights

- Former Vice Chairman of AT&T Inc. and CEO of Business Solutions and International, where he led AT&T's Integrated Business Solutions group (both mobile and IP services), which served nearly all of the Fortune 1000 firms globally, AT&T's Mexican wireless business and DIRECTV Latin America
- Chairman of the De la Vega Group
- Former President and CEO of AT&T Mobile and Business Solutions
- Former CEO of AT&T Mobility
- Former Chief Operating Officer of Cingular Wireless

Committee Membership(s)

- Audit and Compliance (Chair)
- Compensation and Benefits

Specific Qualifications, Experience, Skills and Expertise

- Core business, operations and management
- Global business leader
- Extensive business experience in Latin America
- Digital and mobile technology expertise
- Financial accounting expertise

Select Professional and Community Contributions

- Former Chairman and Current Director, Junior Achievement Worldwide
- Director, Latino Donor Collaborative
- Former Executive Board Member, Boy Scouts of America

Other Current Public Directorships

- Amdocs Ltd.

Other Public Directorships in the Past Five Years

- None



Michael O. Leavitt

Founder and Chairman, Leavitt Partners, LLC

Director since 2015
Independent
Age 70

Career Highlights

- Founder and Chairman of Leavitt Partners, LLC, a health care consulting firm, and Chairman of Leavitt Equity Partners, a private equity fund
- Former U.S. Secretary of Health and Human Services
- Former Administrator of the U.S. Environmental Protection Agency
- Former Governor of Utah

Committee Membership(s)

- Audit and Compliance
- Nominating, Governance and Public Responsibility

Specific Qualifications, Experience, Skills and Expertise

- Extensive government experience
- Core business, operations and management
- Broad public policy experience
- Regulatory experience
- Public company governance

Select Professional and Community Contributions

- Board of Advisors, Center for Presidential Transition, Washington D.C.

Other Current Public Directorships

- Medtronic, Inc.

Other Public Directorships in the Past Five Years

- HealthEquity, Inc.



Theodore J. Leonsis

Founder, Chairman and CEO, Monumental Sports & Entertainment, LLC

Director since 2010
Independent
Age 65

Career Highlights

- Founder, Chairman and CEO of Monumental Sports & Entertainment, LLC, a sports, entertainment, media and technology company that owns the NBA's Washington Wizards, NHL's Washington Capitals, the WNBA's Washington Mystics, the Capital City Go-Go, Wizards District Gaming, Caps Gaming and the Capital One Arena in Washington, D.C.
- Former Vice Chairman Emeritus of AOL LLC, a leading global ad-supported web company
- Former Chairman of Revolution Money, Inc., acquired by American Express in January 2010

Committee Membership(s)

- Compensation and Benefits
- Nominating, Governance and Public Responsibility

Specific Qualifications, Experience, Skills and Expertise

- Successful innovator and entrepreneur
- Core business, operations and management
- Expertise in social media and digital trends
- Brand and marketing expertise
- Public company governance

Select Professional and Community Contributions

- Chairman, D.C. College Access Program, Inc.
- Co-Founder and Vice-Chair, Greater Washington Partnership
- Co-Founder and Co-Executive Chairman, aXiomatic Gaming
- Council Member, National Museum of African American History and Culture

Other Current Public Directorships

- Groupon, Inc.

Other Public Directorships in the Past Five Years

- None



Karen L. Parkhill

Executive Vice President and Chief Financial Officer, Medtronic, Inc.

Director since 2020
Independent
Age 55

Career Highlights

- Executive Vice President and Chief Financial Officer of Medtronic, Inc., where she leads the global finance organization and key supporting functions including Treasury, Controller, Tax, Internal Audit, Investor Relations, Business Development, Information Technology and Enterprise Business Services
- Former Vice Chairman and Chief Financial Officer of Comerica Inc., where she directly managed the Finance department overseeing Accounting, Business Finance, Corporate Planning and Development, Investor Relations, Treasury and Economics, with responsibility for all financial reporting
- Former Chief Financial Officer of the Commercial Banking business at JP Morgan Chase and Co.

Committee Membership(s)

- Audit and Compliance
- Risk

Specific Qualifications, Experience, Skills and Expertise

- Public company CFO
- Financial accounting expertise
- Banking industry expertise
- Core business, operations and management
- Risk and audit oversight

Select Professional and Community Contributions

- Former Member, International Women's Forum
- Former National Trustee, Boys and Girls Clubs of America
- Former Director, Methodist Health System

Other Current Public Directorships

- None

Other Public Directorships in the Past Five Years

- Comerica Inc.



Charles E. Phillips

Former Chairman and CEO, Infor, Inc.

Director since 2020
Independent
Age 61

Career Highlights

- Former Chairman and CEO of Infor, Inc., an enterprise software application provider
- Managing Partner and Co-Founder of Recognize, a technology private equity firm
- Former President of Oracle Corporation

Committee Membership(s)

- Risk

Specific Qualifications, Experience, Skills and Expertise

- Technology industry expertise
- Core business, operations and management
- Financial services industry and investment expertise
- Risk oversight
- Regulatory experience

Select Professional and Community Contributions

- Former Director, Federal Reserve Bank of New York
- Director, Apollo Theater
- Director, Council on Foreign Relations

Other Current Public Directorships

- ViacomCBS Inc.

Other Public Directorships in the Past Five Years

- BancoSantander SA



Lynn A. Pike

Former President, Capital One Bank

Director since 2020
Independent
Age 64

Career Highlights

- Former President of Capital One Bank and a former member of the Capital One Executive Committee
- Former President of Business Banking at Bank of America, as well as the former President of California for that corporation

Committee Membership(s)

- Compensation and Benefits

Specific Qualifications, Experience, Skills and Expertise

- Unique perspective as Chair of American Express National Bank
- Banking industry expertise
- Core business, operations and management
- Payments and network industry expertise
- Regulatory experience

Select Professional and Community Contributions

- Chair, American Express National Bank
- Director, Hiscox USA (HICI)
- Director, Bankwork$
- Director, California State University Channel Islands Foundation

Other Current Public Directorships

- Hiscox Ltd.

Other Public Directorships in the Past Five Years

- None



Stephen J. Squeri

Chairman and CEO, American Express Company

Director since 2018
Chairman of the Board since 2018
Age 62

Career Highlights

- Chairman and CEO of American Express Company
- Mr. Squeri has held many positions during his 35 years at American Express, including Vice Chairman, Group President of Global Corporate Services, Group President of Global Services and Executive Vice President and Chief Information Officer

Committee Membership(s)

- None

Specific Qualifications, Experience, Skills and Expertise

- Unique perspective as Company CEO
- Global business leader
- Core business, operations and management
- Payments and network industry expertise
- Expertise in digital and mobile innovation

Select Professional and Community Contributions

- Trustee, Valerie Fund
- Trustee, Manhattan College
- Member, Board of Governors of Monsignor McClancy Memorial High School

Other Current Public Directorships

- None

Other Public Directorships in the Past Five Years

- None



Daniel L. Vasella

Honorary Chairman and Former Chairman and CEO, Novartis AG

Director since 2012
Independent
Age 67

Career Highlights

- Honorary Chairman and former Chairman and CEO of Novartis AG, a company that engages in the research, development, manufacture and marketing of health care products worldwide
- CEO and Former Chief Operating Officer, Senior Vice President, Head of Worldwide Development and Head of Corporate Marketing at Sandoz Pharma Ltd.
- Chairman, Numab Therapeutics AG

Committee Membership(s)

- Compensation and Benefits
- Nominating, Governance and Public Responsibility

Specific Qualifications, Experience, Skills and Expertise

- Core business, operations and management
- Finance, investment and M&A experience
- Global business leader
- Led a highly regulated business
- Public company governance

Select Professional and Community Contributions

- Foreign Honorary Member, American Academy of Arts and Sciences
- Former Member, International Business Leaders Advisory Council for the Mayor of Shanghai
- Former Trustee, Carnegie Endowment for International Peace

Other Current Public Directorships

- PepsiCo, Inc.
- SciClone Pharmaceuticals, Inc.

Other Public Directorships in the Past Five Years

- None



Lisa W. Wardell

Chairman and CEO, Adtalem Global Education, Inc.

Director since 2021
Age 51

Career Highlights

- Chairman and CEO of Adtalem Global Education, Inc, where she oversees the strategic repositioning of Adtalem's portfolio, successfully acquiring and integrating companies in Adtalem's financial services vertical, and leading turnarounds and divestitures of Adtalem's non-core assets
- Former Executive Vice President and Chief Operating Officer for The RLJ Companies, where she was responsible for managing The RLJ Companies portfolio, including strategic partnerships, mergers and acquisitions, business strategy, operations and finance
- Former Principal at Katalyst Venture Partners, a private equity firm that invested in start-up technology companies

Committee Membership(s)

- Risk

Specific Qualifications, Experience, Skills and Expertise

- Public company CEO
- Core business, operations and management
- Risk oversight
- Finance, investment and M&A experience
- Public company governance

Select Professional and Community Contributions

- Director, THINK450
- Member, The Business Council
- Member, The Executive Leadership Council
- Member, CEO Action for Diversity and Inclusion

Other Current Public Directorships
- Adtalem Global Education Inc.
- Lowe's Companies, Inc.

Other Public Directorships in the Past Five Years
- Christopher and Banks, Inc.



Ronald A. Williams

Former Chairman and CEO, Aetna, Inc.

Director since 2007
Lead Independent Director since 2018
Age 71

Career Highlights

- Chairman and CEO of RW2 Enterprises, LLC, where he advises senior corporate executives on the development of effective strategies and the achievement of transformational leadership grounded in core values
- Operating advisor to Clayton, Dubilier & Rice, LLC, a private equity firm
- Former Chairman and CEO of Aetna, Inc., a leading diversified health care benefits company

Committee Membership(s)

- Compensation and Benefits (Chair)
- Nominating, Governance and Public Responsibility

Specific Qualifications, Experience, Skills and Expertise
- Core business, operations and management
- Finance, risk management and investment expertise
- Led a highly regulated business
- Experience innovating through information technology
- Public company governance

Select Professional and Community Contributions
- Chair of the Board of Trustees, Conference Board
- Trustee, Massachusetts Institute of Technology
- Trustee, Committee for Economic Development

Other Current Public Directorships
- The Boeing Company
- Johnson & Johnson

Other Public Directorships in the Past Five Years
- Envision Healthcare

Executive
Summary

**Board
Nominees**

Corporate
Governance

Audit Committee
Matters

Compensation
Discussion & Analysis

Shareholder
Proposals

Other
Information



Christopher D. Young

**Executive Vice
President – Business
Development, Microsoft
Corp.**

Director since 2018
Independent
Age 49

Career Highlights

- Executive Vice President – Business Development of Microsoft Corp., responsible for developing Microsoft's global business development strategies that drive growth across the company
- Former CEO of McAfee, LLC, one of the world's leading independent cybersecurity companies
- Former Senior Vice President and General Manager at Intel Security Group, where he led the initiative to spin out McAfee

Committee Membership(s)

- Nominating, Governance and Public Responsibility
- Risk

Specific Qualifications, Experience, Skills and Expertise

- Cybersecurity expert
- Core business, operations and management
- Experience in national security and emergency preparedness
- Product development and marketing experience
- Risk oversight

Select Professional and Community Contributions

- Member, President's National Security Telecommunications Advisory Committee
- Former Director, Cyber Threat Alliance
- Former Member, Board of Trustees of Princeton University

Other Current Public Directorships

- None

Other Public Directorships in the Past Five Years

- Rapid7, Inc.
- Snap Inc.

Our Retiring Director

Anne Lauvergeon is retiring from our Board at the end of her current term and, therefore, will not stand for reelection at our Annual Meeting of Shareholders. We thank Ms. Lauvergeon for her service and wish her continued success in the future.

Our Board's Composition

As illustrated by the director biographies on the previous pages, our Board is made up of a diverse group of leaders with substantial experience in their respective fields. Our Board believes that the combination of the various skills, qualifications and experiences of the director nominees contributes to an effective and well-functioning Board and that, individually and as a whole, the director nominees possess the necessary qualifications to provide effective oversight and insightful strategic guidance.

We continually review our Board's composition to identify the skills needed for our Company both in the near term and into the future. Ongoing strategic board succession planning, along with our mandatory retirement age for directors, assures that the Board continues to maintain an appropriate mix of objectivity, skills and experiences to provide fresh perspectives and effective oversight and guidance to management, while leveraging the institutional knowledge and historical perspective of our longer-tenured directors. Over the next few years, several of our current Board members will retire due to our mandatory retirement age. Considering this, our Board engaged a third-party consultant in 2019 to gain an outside perspective and help support Board succession processes and assessments. This workstream is actively underway and our Board added three new members in 2020 and two new members in 2021. We believe that increasing the size of our Board in the short term to allow for knowledge transfer and information sharing between newer directors and retiring directors will help ensure an orderly and effective Board succession process over the next few years.

Ideal Director Nominee Attributes

The Nominating, Governance and Public Responsibility Committee assesses potential candidates based on their history of achievement, the breadth of their business experiences, whether they bring specific skills or expertise in areas that the committee has identified as desired and whether they possess personal attributes and experiences that will contribute to the sound functioning of our Board.

Diversity is also a key consideration in our nomination and succession planning processes. Our Corporate Governance Principles provide that the Board should be diverse, engaged and independent. When reviewing potential board nominees, the Nominating, Governance and Public Responsibility Committee considers the holistic diversity of the Board, including gender and race, and does not discriminate on the basis of ethnicity, sexual orientation, culture or nationality. Specifically, we seek individuals who:

▪ have established records of significant accomplishment in leading global businesses and large, complex organizations

▪ have achieved prominence in their fields and possess skills or significant experience in areas of importance to our business strategy and expected future business needs

▪ possess integrity, independence, energy, forthrightness, strong analytical skills and the commitment to devote the necessary time and attention to the Company's affairs

▪ demonstrate they can constructively challenge and stimulate management and exercise sound judgment

▪ demonstrate a willingness to work as part of a team in an atmosphere of trust and candor and a commitment to represent the interests of all stakeholders rather than those of a specific constituency

▪ will contribute to the diversity of skills, experience and backgrounds on our Board

Process for Identifying and Adding New Directors

The Nominating, Governance and Public Responsibility Committee uses a professional search firm to help identify, evaluate and conduct due diligence on potential director candidates. Using a professional search firm supports the committee in conducting a broad search and looking at a diverse pool of potential candidates. The committee also maintains an ongoing list of potential candidates and considers recommendations made by the Board's independent directors.

In addition, the Nominating, Governance and Public Responsibility Committee considers all shareholder recommendations for director candidates and applies the same standards in considering candidates submitted by shareholders as it does in evaluating all other candidates. Shareholders can recommend candidates by writing to the committee in care of the Company's Deputy Corporate Secretary, whose contact information is on page 29. Shareholders who wish to submit nominees for election at an annual or special meeting of shareholders should follow the procedure described on page 91.

The Nominating, Governance and Public Responsibility Committee identifies and adds new directors using the following process:

1 Collect Candidate Pool

- ⊘ Independent search firms
- ⊘ Independent director recommendations
- ⊘ Shareholder recommendations

2 Holistic Candidate Review

Potential candidates are comprehensively reviewed and the subject of rigorous discussion during Nominating, Governance and Public Responsibility Committee meetings and Board meetings.

The candidates that emerge from this process are interviewed by members of the Nominating, Governance and Public Responsibility Committee and other Board members, including the Chairman and Lead Independent Director.

- ⊘ During these meetings, directors assess candidates on the basis of their skills and experience, their personal attributes and their expected contribution to the diversity of skills, experiences and backgrounds on our Board.
- ⊘ Due diligence is conducted by a third party, including soliciting feedback from other directors and persons outside the Company.

3 Recommendation to the Board

- ⊘ The Nominating, Governance and Public Responsibility Committee presents qualified candidates to the Board for review and approval.

Seven New Independent Directors Added Since 2017

 **Racial, ethnic and gender diversity**

 **Current and former CEOs**

Current and former CFOs

 **Regulatory expertise**

 **Global business leaders**

 **M&A and investment expertise**

 **Technology and cybersecurity expertise**

 **Hospitality industry expertise**

 **Financial services, banking and payments industry expertise**

Director Onboarding

The Company maintains a comprehensive director onboarding program. In 2020, due to the COVID-19 pandemic, the Company's director onboarding program was transitioned to a virtual experience to facilitate the seamless integration of new directors into their roles, all while maintaining consistency, integrity and efficiency within the Company's existing onboarding process. The Company's virtual director onboarding program includes all elements of the in-person experience and each onboarding session is individually tailored to take into account a director's prior experience and background. In addition, new processes were developed for the virtual environment to introduce new directors and facilitate integration on the Board.

Our Board Evaluation Process

Our Board continually seeks to improve its performance. Throughout the year, our Lead Independent Director has regular one-on-one discussions with our Board members and conveys their feedback on an ongoing basis to our Chairman. Separately, our Chairman, Chief Legal Officer and Corporate Secretary, and Deputy Corporate Secretary each routinely communicates with our Board members to obtain real-time feedback. We believe that this continuous feedback cycle along with our formal annual evaluation process helps to ensure the continued effectiveness of our board.

Our Nominating, Governance and Public Responsibility Committee oversees the formal annual evaluation process of the effectiveness of our Board and its standing committees. In 2020, our Board engaged a third-party evaluation firm to augment the Board's annual written evaluation process. The third-party evaluation firm conducted confidential interviews with each director that included discussions of the overall functioning and effectiveness of the Board and its standing committees, the leadership structure of the Board as well as a peer review. The evaluation firm presented the findings to the Board for consideration and feedback. Our Board believes that employing an independent third-party evaluation firm to assist in the evaluation process provided valuable insights and will contribute to the overall functioning and ongoing effectiveness of the Board and will consider doing so periodically going forward.

In addition, the annual written evaluation questionnaires for the Board and standing committees, described further below, were also utilized in the 2020 evaluation process to maintain important year-over-year comparisons.

Our annual Board evaluations cover the following areas:

- ⊘ Board efficiency and overall effectiveness
- ⊘ Board and committee structure
- ⊘ Board and committee composition
- ⊘ Satisfaction with the performance of the Chairman
- ⊘ Satisfaction with the performance of the Lead Independent Director
- ⊘ Board member access to the Lead Independent Director, CEO and other members of senior management
- ⊘ Quality of Board discussions and balance between presentations and discussion
- ⊘ Quality and clarity of materials presented to directors
- ⊘ Board and committee information needs
- ⊘ Satisfaction with Board agendas and the frequency and format of meetings and time allocations
- ⊘ Areas where directors want to increase their focus
- ⊘ Board dynamics and culture
- ⊘ Board and committee access to experts and advisors
- ⊘ Satisfaction with the format of the evaluation

Below is a summary of our Board Evaluation process:

1

Annual Board and Committee Evaluations

The process, including evaluation method, is reviewed annually by the Nominating, Governance and Public Responsibility Committee.

Written questionnaires are used for the Board and each standing committee and are updated and tailored each year to address the significant processes that drive board effectiveness. Each director completes a written questionnaire on an unattributed basis for the Board and for each committee on which they serve. The questionnaires include open-ended questions and space for candid commentary.

In addition, the committee decided to utilize a third-party evaluation firm in 2020 to augment the existing process in place as described above. The evaluation firm conducted confidential interviews with each director and presented the findings to the Board for consideration and feedback.

2

Summary of the Written Evaluations

Reports are produced summarizing the written questionnaires, which include all responses and highlight year-over-year trends.

All comments are unattributed, included verbatim and shared with the full Board and each applicable committee.

3

Board and Committee Review

The Chair of the Nominating, Governance and Public Responsibility Committee leads a discussion of the written Board and committee evaluation results at the Board level. Separately, each committee chair leads a discussion of the applicable written committee evaluation at each committee meeting and reports on their discussions to the full Board.

In 2020, our third-party evaluation firm also delivered a report to our full Board summarizing the findings of that process.

Directors also deliver feedback to the Lead Independent Director and Chairman of the Board and suggest changes and areas for improvement.

4

Actions

Actions taken in response to the evaluation process over the years include:

- **Streamlined Board committee structure and meeting cadence;**
- **Board meetings in international locations with Company site visits are under consideration when permitted by health and travel conditions;**
- **Director onboarding program was modified and enhanced;**
- **Management with varying degrees of seniority present to the Board and its committees;**
- **Information and materials regularly provided to directors continue to evolve to alleviate "information overload" and to enable directors to focus on the key data;**
- **Format of board meetings has been altered to enable more time for director discussion with and without the CEO present;**
- **Number of informal meetings between directors and key executives has been increased;**
- **Increased time for informal director gatherings;**
- **Director education and presentations on emerging risk areas, corporate governance, industry disruptors and competitors; and**
- **Board members added with expertise in areas critical to the Company's business strategy and operations.**

Our Board Leadership Structure

We believe that strong independent leadership is essential for our Board to effectively perform its primary oversight functions. It is also important for the Board to retain flexibility to determine its leadership structure based on the particular composition of the Board, the individuals serving in leadership positions, the needs and opportunities of the Company as they change over time and the additional factors described below.

The Board feels that a combined Chairman and CEO role allows the Company to effectively convey its business strategy and core values to shareholders, customers, colleagues, regulators and the public in a single, consistent voice. The Board also recognizes the necessity of having a strong Lead Independent Director with a clearly defined role and set of responsibilities (as detailed below) where there is a combined Chairman and CEO or where the Chairman is not independent. Our Board has been led by Mr. Squeri, our Chairman and CEO, and Mr. Williams, our Lead Independent Director, since 2018. Messrs. Squeri and Williams have forged a strong, collaborative, candid and productive working relationship. Their leadership is supplemented by engaged and expert committee chairs along with independent-minded, skilled and committed directors.

Our Board and Nominating, Governance and Public Responsibility Committee recently completed its annual review of the Board's leadership structure. The review considered the insightful, effective and sound leadership provided by Mr. Williams during his tenure as Lead Independent Director as well as the tangible benefits of having a Chairman and CEO with an operational focus and extensive company experience given the global and complex nature of our business. In addition, the review also considered how the Company's robust corporate governance practices combined with the Board's current leadership structure helps to ensure both clear, strategic alignment throughout the Company and independent oversight of management. Taking all of this into account, our Board continues to believe that our current structure, led by Messrs. Squeri and Williams, allows the Board to focus on key strategic, policy and operational issues, provides critical and effective leadership (both internally and externally), and creates an environment in which the Board can work effectively and appropriately challenge management, all of which we believe will benefit the long-term interests of our shareholders.

Strong Lead Independent Director with Defined Role and Responsibilities

The Board recognizes that in circumstances like ours where the positions of Chairman and CEO are combined, a strong Lead Independent Director with a clearly defined role and set of responsibilities is paramount for constructive and effective leadership.

Therefore, the position of Lead Independent Director at American Express comes with a clear mandate and significant authority and responsibilities that are detailed in our Board-approved Corporate Governance Principles.

Our Corporate Governance Principles provide that the Lead Independent Director will:

- ⊘ Preside at all meetings of the Board at which the Chairman is not present, including the executive sessions of the independent directors, and apprise the Chairman of the issues considered and decisions reached at those sessions;

- ⊘ Call additional meetings of independent directors as needed;

- ⊘ Lead the Board in putting forth its expectations for "tone at the top";

- ⊘ Meet regularly with the Chairman and serve as a liaison between the Chairman and the independent directors;

- ⊘ Facilitate effective and candid communication to optimize Board performance;

- ⊘ Advise the Chairman of the Board's informational needs, and review and approve the types of information sent to the Board and Board meeting agendas;

- ⊘ Review and approve the schedule of Board meetings to assure there is sufficient time for discussion of all agenda items;

- ⊘ Monitor and coordinate with the Chairman on appropriate governance issues and developments; and

- ⊘ Be available as appropriate for consultation and direct communication with major shareholders.

In addition, all Board members are encouraged to propose the inclusion of additional Board agenda items that they deem necessary or appropriate in carrying out their duties. All Board members have direct access to the Chairman and Lead Independent Director.

Our Board's Primary Role and Responsibilities, Structure and Processes

Our Board bears the responsibility for the oversight of management on behalf of our shareholders in order to ensure long-term value creation. In that regard, the primary responsibilities of our Board include, but are not limited to (i) oversight of the Company's annual business plan, (ii) corporate strategy and goals, (iii) ongoing succession planning and talent management and (iv) risk management.

How our Board Oversees our Annual Business Plan and Corporate Strategy

Our Board oversees our strategic direction and business activities. At the beginning of each year, our senior management presents our consolidated annual business plan to the Board, and the Board discusses the Company's results relative to the plan periodically throughout the year. Each year, the Board typically engages in a two-day offsite strategy meeting with management where it conducts a comprehensive review and discussion of the Company's strategic goals over the short-, medium- and long-term, as well as management's plans to achieve such goals. In addition, at least once a year, each of the global business groups presents an in-depth review of their business to the Board, which includes a review of the strategic goals of the business and business performance relative to business strategy.



Response to Pandemic

- In-depth review by global business groups
- Comprehensive review of Company's strategic goals
- Consolidation of annual business plan
- Discussion of Company results relative to the annual business plan

In 2020, in response to the COVID-19 pandemic, our Board met regularly to analyze and assess the impact of the pandemic on the Company's strategy and performance. Our Board and management discussed the Company's strategy and business throughout the year. In addition, our Board engaged in a virtual two-day meeting to conduct a deep dive into the Company's strategic goals, timeline to achieve these goals and execution plans.

How our Board Engages in Ongoing CEO and Key Executive Succession Planning

Our Board ensures that we have the right management talent to pursue our strategies successfully.

The entire Board is involved in the critical aspects of the CEO succession planning process, including establishing selection criteria that reflect our business strategies, identifying and evaluating potential internal candidates and making key management succession decisions. Succession and development plans are regularly discussed with the CEO as well as without the CEO present in executive sessions of the Board. The Board makes sure that it has adequate opportunities to meet with and assess development plans for potential CEO and senior management successors to address identified gaps in skills and attributes. This occurs through various means, including informal meetings, Board dinners, presentations to the Board and committees, attendance at Board meetings and the comprehensive annual talent review. In addition, the Board has developed an emergency CEO succession plan.

The Board also oversees management's succession planning for other key executive positions. Our Board calendar includes at least one meeting each year at which the Board conducts a detailed talent review which includes a review of the Company's talent strategies, leadership pipeline and succession plans for key executive positions.

Additionally, the detailed results of the Company's Annual Colleague Experience Survey are reviewed each year with the Board. Our Annual Colleague Experience Survey provides insights into employee satisfaction, leadership efficacy, learning opportunities, and career development. The insights provided by the survey help improve the American Express colleague experience, workplace culture and business results. We believe that maintaining our strong workplace culture, adhering to our Blue Box Values and ensuring that our people feel included, valued, recognized and backed will help us attract, retain and develop the right talent to lead the Company and successfully execute our corporate strategy. Please see page 39 for additional information about our workplace culture.

How our Board Oversees Risk Management

Board of Directors

We are committed to Board-level risk management. Our Board monitors our "tone at the top" and risk culture and oversees emerging strategic risks. Risk management is overseen by our Board through three Board committees: Risk, Audit and Compliance and Compensation and Benefits. Each committee consists entirely of independent directors and provides regular reports to the Board regarding matters reviewed at their committee. The committees meet regularly in executive sessions with our Chief Financial Officer, Chief Legal Officer and Corporate Secretary, Chief Risk Officer, Chief Compliance & Ethics Officer, Chief Audit Executive and other members of senior management with regard to our risk management processes, controls, talent and capabilities.

Risk Committee

- ⊘ Provides oversight of our enterprise risk management framework, processes and methodologies. Approves our Enterprise Risk Management (ERM) policy, which covers risk governance, risk oversight and risk appetite, including credit risk, market risk, liquidity risk, operational risk, reputational risk, country risk, model risk, asset-liability management risk and strategic and business risk. Our ERM policy:
  - Defines the authorized risk limits to control exposures within our risk capacity and risk tolerance, including stressed forward-looking scenarios
  - Establishes principles for risk taking in the aggregate and for each risk type, and is supported by a comprehensive system for monitoring limits, escalation triggers and assessing control programs
- ⊘ Reviews and concurs in the appointment, replacement, performance and compensation of our Chief Risk Officer
- ⊘ Receives regular updates from the Chief Risk Officer on key risks, transactions and exposures
- ⊘ Receives reports on cybersecurity and related risks at least twice a year
- ⊘ Reviews our risk profile against the tolerances specified in the Risk Appetite Framework, including significant risk exposures, risk trends in our portfolios and major risk concentrations
- ⊘ Provides oversight of management's execution of capital management, liquidity planning and resolution planning
- ⊘ Monitors the quality and effectiveness of the Company's technology security, data privacy and disaster recovery capabilities

Audit and Compliance Committee

- ⊘ Assists the Board in its oversight responsibilities relating to the integrity of our annual and quarterly consolidated financial statements and financial reporting process, internal and external auditing, including the qualifications and independence of the Company's independent registered public accounting firm and the performance of our internal audit services function, and the integrity of our systems of internal control over financial reporting and legal and regulatory compliance
- ⊘ Provides oversight of our Internal Audit Department
- ⊘ Reviews and concurs in the appointment, replacement, performance and compensation of our Chief Audit Executive and approves Internal Audit's annual audit plan, charter, policies, budget and overall risk assessment methodology
- ⊘ Receives regular updates on the status of the audit plan and results including significant reports issued by Internal Audit and the status of our corrective actions
- ⊘ Reviews and approves our compliance policies, which include our Compliance Risk Tolerance Statement
- ⊘ Reviews the effectiveness of our Corporate-wide Compliance Risk Management Program
- ⊘ Appoints, replaces, reviews and evaluates the qualifications of the Company's independent registered public accounting firm

Compensation and Benefits Committee

- ⊘ Works with the Chief Colleague Experience Officer and the Chief Risk Officer to ensure our overall compensation programs, as well as those covering our business units and risk-taking employees, appropriately balance risk with business incentives and that business performance is achieved without taking imprudent or excessive risk
  - Our Chief Risk Officer is actively involved in setting goals, including for our business units
  - Our Chief Risk Officer also reviews the current and forward-looking risk profiles of each business unit and provides input into performance evaluations
  - Our Chief Risk Officer meets with the committee and attests whether performance goals and results have been achieved without taking imprudent risks
- ⊘ Uses a risk-balanced incentive compensation framework to decide on our bonus pools and the compensation of senior executives

Board Oversight of Information and Cybersecurity

We are a global financial services company and understand the substantial operational risks for companies in our industry as well as the importance of preserving the trust of our customers and protecting personal information. To that end, we have an extensive cybersecurity governance framework in place. Our Board receives reports on cybersecurity at least once a year and our Risk Committee receives reports on cybersecurity at least twice a year, including in at least one joint meeting with the Audit and Compliance Committee, and all receive ad hoc updates as needed. In addition, the Risk Committee annually approves the Company's Information Security Program.

Our information and cybersecurity program is designed to protect the confidentiality, integrity and availability of information and information systems from unauthorized access, use, disclosure, disruption, modification or destruction. The program is built upon a foundation of advanced security technology, a well-staffed and highly trained team of experts, and robust operations based on the National Institute of Standards and Technology Cybersecurity Framework. This consists of controls designed to identify, protect, detect, respond to and recover from information and cybersecurity incidents. The framework defines risks and associated controls which are embedded in our processes and technology. Those controls are measured and monitored by a combination of subject matter experts and a security operations center with our integrated cyber detection, response and recovery capabilities.

Program Highlights

- ⊘ **We have a robust Cyber Crisis Response Plan in place that provides a documented framework for handling high severity security incidents and facilitates coordination across multiple parts of the Company.**
- ⊘ **We deploy a defense-in-depth strategy with multiple layers of controls including embedding security into our technology investments.**
- ⊘ **We invest in threat intelligence and are active participants in industry and government forums to improve sector cybersecurity defense.**
- ⊘ **We collaborate with our peers in the areas of threat intelligence, vulnerability management and response and drills.**
- ⊘ **We routinely perform simulations and drills at both a technical and management level.**
- ⊘ **We incorporate external expertise and reviews in all aspects of our program.**
- ⊘ **All colleagues receive annual cybersecurity awareness training.**

We continuously assess the risks and changes in the cyber environment and dynamically adjust our program and investments as appropriate and have considered the enhanced cybersecurity risks as a result of the COVID-19 pandemic and work-from-home arrangements.

How our Management Oversees Risk

We use our comprehensive Enterprise Risk Management (ERM) program to identify, aggregate, monitor and manage risks. The program also defines our risk appetite, governance, culture and capabilities. The implementation and execution of the ERM program is headed by our Chief Risk Officer.

There are several internal management committees, including the Enterprise Risk Management Committee (ERMC), chaired by our Chief Risk Officer. The ERMC is the highest-level management committee to oversee all firm-wide risks and is responsible for risk governance, risk oversight and risk appetite. It maintains the enterprise risk appetite framework and monitors compliance with limits and escalations defined in it. The ERMC oversees implementation of certain risk policies Company-wide. The ERMC reviews key risk exposures, trends and concentrations, significant compliance matters, and provides guidance on the steps to monitor, control and report major risks.

Our Board Committees

Our Board's current standing committee membership information is listed on the following pages. Effective March 8, 2021, our Board approved revisions to the membership of our standing committees (see page 3 for our Board's current committee membership). Each current member of our standing committees and each member in 2020 was independent and fulfilled the requirements applicable to each committee on which they served.

Board Committee Responsibilities

Audit and Compliance Committee



COMMITTEE HIGHLIGHTS

9 Meetings in 2020

2020 Members
John J. Brennan
Ralph de la Vega
Anne Lauvergeon
Michael O. Leavitt
Karen L. Parkhill
Daniel L. Vasella (Chair)

Independence
Each member of the committee is independent and financially literate.

Audit Committee Financial Expert
Each of Mr. Brennan, Mr. de la Vega and Ms. Parkhill meet the requirements as defined by U.S. Securities and Exchange Commission (SEC) rules.

Role and Responsibilities
- Assists the Board in its oversight of the integrity of our consolidated financial statements and related financial reporting processes, and internal and external auditing, including the qualifications and the independence of the independent registered public accounting firm, the performance of the Company's Internal Audit services function, the integrity of our systems of internal control over financial reporting, and legal and regulatory compliance. See page 44 under Report of the Audit and Compliance Committee for additional information regarding the duties of the committee with respect to oversight of our financial reporting process
- Appoints, replaces, reviews and evaluates the qualifications of the Company's independent registered public accounting firm
- Oversees the process for the receipt, retention and treatment, on a confidential basis, of complaints we receive regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters
- Reviews and discusses reports from management regarding significant reported ethics violations under our Code of Conduct and other corporate governance policies
- Meets regularly in executive session with management, including with the Company's Chief Financial Officer, Chief Legal Officer and Corporate Secretary, Chief Compliance & Ethics Officer and Chief Audit Executive, and also with the Lead Engagement Partner from the Company's independent registered public accounting firm

Compensation and Benefits Committee



COMMITTEE HIGHLIGHTS

6 Meetings in 2020

2020 Members
John J. Brennan
Peter Chernin
Ralph de la Vega
Theodore J. Leonsis
Lynn A. Pike
Ronald A. Williams (Chair)
Christopher D. Young

Independence
Each member of the committee is independent.

Role and Responsibilities
- Oversees the compensation of our executive officers and designated key employees
- Oversees our employee compensation plans and arrangements and employee benefit plans
- Approves an overall compensation philosophy and strategy for the Company and its executive officers, including the selection of performance measures that appropriately balance risk with business objectives, and the review of our compensation practices so business performance is achieved without taking imprudent or excessive risk, with appropriate input from the Company's Chief Risk Officer
- Evaluates potential conflicts of interest with respect to its advisors
- The committee may delegate certain of its responsibilities to one or more of its members or to executive officers or designated senior executives, to the extent permissible under its charter, the Company's bylaws, the terms of the applicable plans, laws, rules, regulations and listing standards, and subject to any limitations imposed by our Board from time to time
- Reviews strategies relating to diversity, equity and inclusion as well as key talent metrics, and such other matters as the committee deems appropriate from time to time

Compensation and Benefits Committee Interlocks and Insider Participation
- Neither any current member of the committee nor any person who served as a member of the committee during the last fiscal year is a former or current officer or employee of the Company or any of its subsidiaries. Neither any current member of the committee nor any person who served as a member of the committee during the last fiscal year has any relationship required to be disclosed under this caption under the rules of the SEC.

Nominating, Governance and Public Responsibility Committee

COMMITTEE HIGHLIGHTS



5 Meetings in 2020

2020 Members
Peter Chernin (Chair)
Michael O. Leavitt
Theodore J. Leonsis
Lynn A. Pike
Daniel L. Vasella
Ronald A. Williams

Independence
Each member of the committee is independent.

Role and Responsibilities

- Considers and recommends candidates for election to the Board
- Provides oversight of and advice with respect to corporate governance matters at the Company consistent with the long-term best interests of the Company and its shareholders
- Advises the Board on director compensation
- Oversees the annual performance evaluation process for the Board and Board committees, including establishing criteria for evaluating their performance
- Advises the Board on Board leadership
- Considers feedback from shareholders regarding governance practices
- Administers the Related Person Transaction Policy
- Supports the Board with respect to CEO and management succession planning
- Reviews legislation, regulations and policies affecting us and the communities we serve, as well as our philanthropic programs, our political action committee, our corporate political contributions and our government relations activities
- Reviews the Company's practices and positions on ESG issues and the impact those issues have on the Company's business and key stakeholders

Political Engagement Activities

We communicate with policymakers on public policy issues important to the Company. In addition to our advocacy efforts, we participate in the political process through the American Express Political Action Committee (AXP PAC) and through corporate political contributions in those jurisdictions where it is permissible. AXP PAC is funded solely by voluntary employee contributions and does not contribute to presidential campaigns. We maintain comprehensive compliance procedures to ensure that our activities are conducted in accordance with all relevant laws, and management regularly reports to the committee regarding its engagement in the public policy arena and its political contributions. Information regarding our Company's political activities, including U.S. political contributions, may be found at https://ir.americanexpress.com/governance-and-corporate-responsibility/policy-engagement-and-political-activity/default.aspx.

Risk Committee

COMMITTEE HIGHLIGHTS



11 Meetings in 2020

2020 Members
Charlene Barshefsky
John J. Brennan (Chair)
Anne Lauvergeon
Karen L. Parkhill
Christopher D. Young

Independence
Each member of the committee is independent.

Role and Responsibilities

- Assists the Board in its oversight of the Company's Enterprise Risk Management framework and roles and responsibilities of the three lines of defense, and other risk management policies and procedures established by management to identify, assess, measure and manage key risks facing the Company
- Assists the Board in its oversight of management's execution of capital management, liquidity planning and resolution planning
- Monitors the quality and effectiveness of the Company's Information Security Program
- Meets regularly in executive session with the Company's Chief Risk Officer

Please see How our Board Oversees Risk Management on page 21 for additional information regarding the activities of the committee.

Our Corporate Governance Framework

We have adopted Corporate Governance Principles that, together with the charters of the four standing committees of the Board (Audit and Compliance, Compensation and Benefits, Nominating, Governance and Public Responsibility and Risk), our Code of Conduct (which constitutes our code of ethics for colleagues) and the Code of Business Conduct for Members of the Board of Directors, provide our governance framework. Key governance policies and processes also include our Whistleblower Policy, our comprehensive Enterprise Risk Management Program, our commitment to transparent financial reporting and our systems of internal checks and balances. Comprehensive management policies, many of which are approved at the Board committee level, guide the Company's operations.

Our Board, along with management, regularly reviews our Corporate Governance Principles and practices to ensure that they are appropriate and reflect our high standards and Blue Box Values. In reviewing our Corporate Governance Principles and making recommendations, the Nominating, Governance and Public Responsibility Committee considers the views of shareholders expressed to us in engagement meetings, as well as publicly available discourse on governance.

You may view the following documents by clicking on the "Corporate Governance" link found on our Investor Relations webpage at http://ir.americanexpress.com and then selecting "Governance Framework." You may also access our Investor Relations webpage through our main website at www.americanexpress.com by clicking on the "About American Express" link, which is located at the bottom of the Company's homepage. You may also obtain free copies of the following materials by writing to our Company's Deputy Corporate Secretary:

- Corporate Governance Principles
- Charters for each of the four standing Board committees
- Code of Conduct (which constitutes our code of ethics)
- Code of Business Conduct for Members of our Board

Majority Voting Standard for Director Elections

In a non-contested election, directors are elected by a majority of "for" votes cast by shareholders. A non-contested election is an election where the number of nominees is the same as the number of directors to be elected. If a director receives a greater number of votes "against" than votes "for" his or her election, the director is required to immediately submit his or her resignation to the Board. The Board, excluding such individual, will decide whether or not to accept such resignation and will promptly disclose and explain its decision in a Form 8-K filed with the SEC.

In a contested election, the director nominees who receive the plurality of votes cast are elected as directors. Under the plurality standard, the number of persons equal to the number of vacancies to be filled who receive more votes than other nominees are elected to the Board, regardless of whether they receive a majority of votes cast. An election is considered contested under our Certificate of Incorporation if there are more nominees than positions on the Board to be filled at the meeting of shareholders as of the fourteenth day prior to the date on which we file our definitive proxy statement with the SEC.

Director Membership on Other Boards

Our Board expects individual directors to allot sufficient time and attention to Company matters and to use their judgment and consider all of their commitments when accepting additional directorships of other corporations or charitable organizations. Specifically, our Corporate Governance Principles provide that a director should not serve on the boards of more than four public companies (including ours) or, if the director is an active Chief Executive Officer or equivalent of another public company, on the boards of more than three public companies (including ours). Additionally, a director who serves on the Audit and Compliance Committee should not serve on more than two other public company audit committees.

All of our current directors comply with our policies set forth above. However, we are aware that some of our shareholders have their own board membership policies that are more restrictive than our policy. When a director joins our Board and annually thereafter, as part of our evaluation process, we ensure that each director has sufficient time to be a productive member of our Board and has exhibited as much throughout the year. Our Board believes that the above policy strikes the right balance by allowing for the experience gained through membership on other boards and the time commitment needed for engaged board service.

Director Attendance

Our meeting attendance policy is set forth in our Corporate Governance Principles. During 2020, our Board met 13 times and our committees met 31 times. All directors attended 75% or more of the meetings of the Board and Board committees on which they served in 2020.

All of our directors serving on our Board at the time of our 2020 Annual Meeting of Shareholders attended the meeting virtually due to the COVID-19 pandemic. Our Board strongly encourages all of its members to attend the Annual Meeting of Shareholders but understands there may be exigent circumstances, especially during these unprecedented times. Despite the extraordinary circumstances created by the pandemic, the Board continued to meet regularly on a virtual basis throughout the year.

Executive Sessions

Executive sessions of independent directors, led by our Lead Independent Director, enable the Board to discuss matters, such as strategy, CEO and senior management performance and compensation, succession planning and board effectiveness, without management present. Any director may request additional executive sessions of independent directors. During 2020, our independent directors met in executive session at each regularly scheduled Board meeting.

Our Board's Size

Our Corporate Governance Principles provide that while the Board need not adhere to a fixed number of directors, generally a board of 12-14 directors offers a sufficiently large and diverse group to address the important issues facing the Company and provides a wide range of perspectives, while being small enough to encourage personal involvement and discussion. We recognize that at times the number of directors on our Board may be higher than this range during periods of succession planning-related transitions, and when this occurs, expect the size of our Board to subsequently come back to within this range (12-14) as directors do not stand for re-election in accordance with our mandatory retirement age or to pursue other interests.

Proxy Access

A shareholder or group of no more than 20 shareholders that has owned at least 3% of our common shares for at least three years may nominate directors to our Board and include the nominees in our proxy materials to be voted on at our Annual Meeting of Shareholders. The maximum number of shareholder nominees that will be included in our proxy materials with respect to any such Annual Meeting of Shareholders is the greater of (i) two or (ii) 20% of directors to be elected. A shareholder who seeks to nominate a director or directors to our Board must provide proper notice to the Company's Deputy Corporate Secretary under the terms of our bylaws.

Trading in Company Securities

We prohibit hedging and pledging transactions in Company securities by executive officers and directors. Employees that are not executive officers are also prohibited from hedging Company securities and discouraged from pledging Company securities and may only do so if certain criteria are met.

Additionally, we require members of senior management as well as our directors to pre-clear every transaction in Company securities for themselves, their immediate family members, and any family trust with the Deputy Corporate Secretary. This includes gifts, transactions in discretionary accounts and non-routine transactions such as optional cash purchases in the Dividend Reinvestment Plan.

Our Board's Independence

14/15
Director Nominees are Independent

Our Corporate Governance Principles provide that a substantial majority of our directors will meet the criteria for independence required by the New York Stock Exchange (NYSE). A director is considered independent if the Board determines that he or she does not have a material relationship with the Company. In making its annual independence determinations, the Board considers transactions between each director nominee and the Company. Our Board has established guidelines to assist it in determining director independence. These guidelines can be found within our Corporate Governance Principles and cover, among other things, employment and compensatory relationships, relationships with our auditors, customer and business relationships, and contributions to nonprofit organizations.

Based on our guidelines, the Board determined in March 2021 that all of its members in 2020, other than Mr. Squeri, and all of the Board's director nominees for election at the 2021 Annual Meeting of Shareholders, other than Mr. Squeri, are independent.

Effective March 1, 2021, Ambassador Barshefsky retired as a partner from the law firm of WilmerHale, an international law firm based in Washington, D.C. From time to time and in the ordinary course of its business, WilmerHale provides legal services to American Express that we consider to be de minimis in nature. Ambassador Barshefsky does not provide any such legal services, and she does not receive any compensation from the firm that is generated by or related to our payments to WilmerHale for such services. The Nominating, Governance and Public Responsibility Committee determined, based on fees paid to the firm over the past three years, that WilmerHale does not perform substantial legal services for the Company on a regular basis. The fees and expenses paid to WilmerHale represented less than 1% of the firm's annual revenue in each of the past three years and represented less than 0.1% of American Express' revenues in each such year. Further, the Nominating, Governance and Public Responsibility Committee reviewed the nature of American Express' engagement of WilmerHale and the services rendered, including the expertise and relevant experience of the firm and the specific partners engaged to work on the matters for which we have engaged the firm, and determined that Ambassador Barshefsky's service on American Express' Board should not impair American Express' ability to engage WilmerHale when American Express determines such engagements to be appropriate and in our best interests. The committee is satisfied that WilmerHale, when engaged for legal work, is chosen by American Express' legal group on the basis of the directly relevant factors of experience, expertise and efficiency. After considering the foregoing, the committee determined and recommended to the Board that American Express' professional engagement of WilmerHale does not impair Ambassador Barshefsky's independence.

Shareholder Engagement

Our Board's Commitment to Shareholder Engagement

WHY WE ENGAGE

Our directors and management recognize the benefits that come from robust dialogue with shareholders and other relevant parties and we have embraced an active engagement strategy for many years. We engage with shareholders throughout the year in order to:

- ⊘ Provide visibility and transparency into our business, our performance and our corporate governance, ESG and compensation practices;

- ⊘ Discuss with our shareholders the issues that are important to them, hear their expectations for us and share our views; and

- ⊘ Assess emerging issues that may affect our business, inform our decision making, enhance our corporate disclosures and help shape our practices.

WHEN WE ENGAGE



Spring

Pre-Annual Meeting of Shareholders engagement to update shareholders and gather feedback on compensation and governance changes and to discuss items on the Annual Meeting of Shareholders agenda



Summer

Review feedback and results from the Annual Meeting of Shareholders, plan for Fall Engagement and conduct targeted and responsive engagement



Fall

Comprehensive engagement with shareholders to gather feedback following the Annual Meeting of Shareholders and discuss developments in the Company's business and strategy, Board and corporate governance matters, executive compensation and priorities for the year



Winter

Review of shareholder feedback and Board consideration of potential changes to corporate governance, executive compensation program and proxy disclosures

HOW WE ENGAGE

Following our 2020 Annual Meeting of Shareholders, we engaged with shareholders representing approximately 41% of our outstanding shares on corporate governance, ESG, executive compensation and related matters. During these meetings, depending on the investor's priorities, we discussed and sought direct feedback on a broad number of issues including company strategy and performance, board composition, ESG and executive compensation programs. The below table provides a snapshot of our ongoing engagement process and outcomes.

Board Involvement

Our Lead Independent Director who also serves as our Compensation and Benefits Committee Chair is available for engagement with shareholders, including participating in joint corporate governance and investor relations meetings. We deliver extensive feedback to our Board regarding shareholder meetings.



Investor Relations and Senior Management

We provide investors with many opportunities to provide feedback to our Board and senior management. We participate in:

- Formal events
- One-on-one meetings
- Group meetings throughout the year

To learn more about our engagement, you may visit our Investor Relations website at http://ir.americanexpress.com.



Corporate Secretary's Office

We engage with governance representatives of our major shareholders through in-person meetings and conference calls that occur during and outside of the proxy season. Members of the corporate governance, investor relations and executive compensation groups discuss, among other matters, company performance, emerging governance practices generally and specifically with respect to our Company, the reasons behind a shareholder's voting decisions at prior annual shareholder meetings, our executive compensation practices and our corporate social responsibility practices.



Actions Taken by the Board Following Shareholder Engagement

Shareholder feedback is delivered to our Board and thoughtfully considered and has led to modifications in our executive compensation programs, governance practices and disclosure. Some of the actions we have taken that are informed by shareholder feedback over the last several years include:

- ⊘ Redesigned performance restricted stock unit awards to include relative ROE metric and relative TSR modifier

- ⊘ Eliminated Portfolio Grant (long-term cash) program in 2019 and transitioned target award values to 100% equity tied to Company and stock performance for Named Executive Officers (NEOs)

- ⊘ Continued to align compensation program with the Company's strategic priorities

- ⊘ Released our comprehensive ESG report (available on our website), an evolution of our annual Corporate Social Responsibility Report, that contains increased disclosure on a number of initiatives and metrics

- ⊘ Reached 100 percent pay equity for colleagues across genders globally and across races and ethnicities in the U.S

- ⊘ Adopted proxy access

- ⊘ Adopted shareholder right to call special meetings

- ⊘ Changed our executive compensation peer group

- ⊘ Simplified our Annual Incentive Award program to be more formulaic and based on a single Company scorecard

- ⊘ Committed to not provide office support to future retiring CEOs

- ⊘ Enhanced our website disclosures on political contributions and inclusion and diversity

- ⊘ Continued to evolve and enhance our proxy disclosures

- ⊘ Amended our Corporate Governance Principles to limit the number of public company boards on which our directors may serve

- ⊘ Added directors with financial services, payments, cybersecurity and digital backgrounds

How to Communicate with our Board

You may communicate with the Board or an individual director by letter, email or telephone, directed in care of the Company's Deputy Corporate Secretary, who will forward your communication to the intended recipient. However, at the discretion of the Deputy Corporate Secretary, materials considered to be inappropriate or harassing, unsolicited advertisements, or promotional materials and invitations to conferences may not be forwarded.

If you have an inquiry about our financial statements, accounting practices or internal controls, please direct your concern to the Chair of the Audit and Compliance Committee. If the inquiry relates to our governance practices, business ethics or corporate conduct, it should be directed to the Chair of the Nominating, Governance and Public Responsibility Committee or the Lead Independent Director. Matters relating to executive compensation may be directed to the Chair of the Compensation and Benefits Committee. If you are unsure of the category to which your concern relates, you may communicate it to any one of the independent directors, to the Lead Independent Director or to the Chairman.

Please direct such communications in care of the Deputy Corporate Secretary as follows:

Kristina V. Fink
Deputy Corporate Secretary
American Express Company
200 Vesey Street
New York, NY 10285
(212) 640-2000
corporatesecretarysoffice@aexp.com

Compensation of Directors

The Nominating, Governance and Public Responsibility Committee reviews director compensation and seeks to compensate our directors in a manner that attracts and retains highly qualified directors and aligns the interests of our directors with those of our long-term shareholders. In 2019, the committee engaged an independent compensation advisory firm, Semler Brossy Consulting Group, to assist the committee in its review of the competitiveness and structure of the Company's non-management director compensation. This review included a competitive benchmarking of our director compensation against the companies that our Compensation and Benefits Committee examines as a reference when examining the competitiveness of our executive compensation practices, as well as the S&P 100 and certain financial institutions. After completing its review, the Nominating, Governance and Public Responsibility Committee recommended modest increases to our program effective January 1, 2020, in order to better position our program from a competitive standpoint going forward, as described below. No changes were made to the Company's non-management director compensation programs for 2021.

The following table provides information on the 2020 compensation of non-management directors who served for all or a part of 2020. We reimburse directors for reasonable out-of-pocket expenses attendant to their board service.

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2]	All Other Compensation[3]	Total
Charlene Barshefsky	$ 120,000	$ 200,000	$ 115,800	$ 435,800
John J. Brennan	$ 175,000	$ 200,000	$ 21,422	$ 396,422
Peter Chernin	$ 145,000	$ 200,000	$ 82,106	$ 427,106
Ralph de la Vega	$ 135,000	$ 200,000	$ 30,566	$ 365,566
Anne L. Lauvergeon	$ 140,000	$ 200,000	$ 44,749	$ 384,749
Michael O. Leavitt	$ 135,000	$ 200,000	$ 34,162	$ 369,162
Theodore J. Leonsis	$ 130,000	$ 200,000	$ 63,744	$ 393,744
Karen L. Parkhill	$ 119,628	$ 200,000	$ 5,054	$ 324,682
Charles E. Phillips[4]	$ 8,424	$ —	$ —	$ 8,424
Lynn A. Pike	$ 118,842	$ 200,000	$ 2,058	$ 320,900
Daniel L. Vasella	$ 157,785	$ 200,000	$ 59,450	$ 417,235
Ronald A. Williams	$ 170,000	$ 275,000	$ 131,432	$ 576,432
Christopher D. Young	$ 132,198	$ 200,000	$ 14,183	$ 346,381

[1] **Annual Retainers.** For service in 2020, we paid non-management directors an annual retainer of $100,000 for board service. We paid an additional annual retainer of $20,000 to members of the Audit and Compliance and Risk Committees, and $15,000 to members of the Compensation and Benefits Committee and Nominating, Governance and Public Responsibility Committee. We also paid an annual retainer to the Chair of each of the Board committees as follows: Audit and Compliance and Risk, $20,000; and Compensation and Benefits and Nominating, Governance and Public Responsibility, $15,000. We pay no fees for attending meetings, but the annual retainer for board service of $100,000 is reduced by $20,000 if a director does not attend at least 75% of his or her aggregate board and committee meetings. In addition, our Lead Independent Director during 2020, Ronald A. Williams, received an annual retainer of $100,000 (which includes $75,000 in SEUs (see footnote 2)).

The majority of non-management directors, except Theodore J. Leonsis, Karen L. Parkhill, Lynn A. Pike, and Ronald A. Williams, deferred all or a portion of their 2020 retainers into a cash account, a share equivalent unit (SEU) account, or both, under the deferred compensation plan described below in footnote 2.

[2] **Share Equivalent Unit Plan.** To align our non-management directors' annual compensation with shareholder interests, each non-management director is credited with common SEUs upon election or reelection at each Annual Meeting of Shareholders. Each SEU reflects the value of one common share. Directors receive additional SEUs as dividend equivalents on the units in their accounts. SEUs do not carry voting rights and must be held at least until a director ends his or her service on the Board. Each SEU is payable in cash equal to the then-value of one common share at the time of distribution to the director. On May 5, 2020, the date of last year's annual meeting, each non-management director elected to the Board was credited with SEUs having a value of $200,000, which consisted of 2,326 SEUs, based on the market price of our common shares for the average of the 15 trading days immediately preceding such date. In addition, our Lead Independent Director during 2020, Ronald A. Williams, received an annual SEU retainer of $75,000, which consisted of 767 SEUs for the year based on the market price of our common shares for the average of the last 10 trading days of such calendar quarter. We report in this column the aggregate grant date fair value of these SEUs in accordance with FASB ASC Topic 718, Compensation – Stock Compensation.

Deferred Compensation Plan for Directors. Non-management directors may defer the receipt of up to 100% of their annual retainer fees into either: (1) a cash account in which amounts deferred will be credited at the rate of 120% of the applicable federal long-term rate for December of the prior year or (2) their SEU account. Directors will receive cash payments upon payout of their deferrals.

The balances in directors' SEU accounts as of December 31, 2020 are set forth in the table below. These amounts represent the aggregate number of SEUs granted under the SEU Plan for all years of service as a director and additional units credited as a result of the reinvestment of dividend equivalents and, for directors who participated in the SEU option under our deferred compensation plan for directors, retainer amounts deferred into their SEU account and dividend equivalents thereon.

Name	Number of SEUs
Charlene Barshefsky	69,142
John J. Brennan	14,777
Peter Chernin	44,656
Ralph de la Vega	15,206
Anne L. Lauvergeon	28,264
Michael O. Leavitt	22,016
Theodore J. Leonsis	33,872
Karen L. Parkhill	2,344
Charles E. Phillips	71
Lynn A. Pike	2,344
Daniel L. Vasella	34,064
Ronald A. Williams	74,078
Christopher D. Young	9,393

(3) **Insurance.** We provide our non-management directors with group term life insurance coverage of $50,000. The group life insurance policy is provided to the directors on a basis generally available to all Company employees. This column includes the premium paid for such coverage.

Dividend Equivalents. Dividend equivalents are reinvested in additional units for all directors based upon total SEUs held at the time of Company quarterly dividend payment dates. This column includes the fair market value of the dividend equivalents received by the directors during 2020 in these amounts: Amb. Barshefsky $115,746, Mr. Brennan $21,368, Mr. Chernin $74,052, Mr. de la Vega $22,512, Ms. Lauvergeon $44,695, Gov. Leavitt $34,108, Mr. Leonsis $55,690, Ms. Parkhill $2,004, Mr. Phillips $0, Ms. Pike $2,004, Dr. Vasella $54,396, Mr. Williams $123,378, and Mr. Young $12,629.

Directors' Charitable Award Program. We maintain a Directors' Charitable Award Program for directors elected prior to July 1, 2004. To fund this program, we purchased joint life insurance on the lives of participating directors. The death benefit of $500,000 funds a donation to a charitable organization that the director recommends. The Company paid no premiums for the policies of non-management directors who served for all or part of 2020.

Matching Gift Program. Directors are eligible to participate in the Company's Matching Gift Program on the same basis as Company employees. Under this program, the American Express Foundation matches gifts to approved charitable organizations up to $8,000 per calendar year. This column includes the amounts matched with respect to calendar year 2020.

(4) Mr. Phillips was elected to our Board effective December 1, 2020.

Director Stock Ownership

Our Corporate Governance Principles provide that non-management directors are required to obtain a personal holding of shares (directly or through SEUs) with a value of $1 million within five years of joining the Board. All non-management directors have achieved or are on track to achieve this requirement during the required time period.

Director and Officer Liability Insurance

We have an insurance program in place to provide coverage for director and officer liability. The coverage provides that, subject to the policy terms and conditions, the insurers will: (i) reimburse us when we are legally permitted to indemnify our directors and officers; (ii) pay losses, including settlements, judgments and legal fees, on behalf of our directors and officers when we cannot indemnify them; and (iii) pay our losses resulting from certain securities claims. A portion of the insurance program is blended with certain other insurances covering the Company. The insurance program is effective from November 30, 2020 to November 30, 2021 and is provided by a consortium of insurers. ACE American Insurance Company and XL Specialty Insurance Company are the lead insurers with various other insurers providing excess coverage. We expect to obtain similar coverage upon expiration of the current insurance program. The annual premium for the insurance program is approximately $5.2 million.

Certain Relationships and Transactions

In the ordinary course of our business, we engage in transactions, arrangements and relationships with many other entities, including financial institutions and professional organizations. Some of our directors, director nominees, executive officers, greater than 5% shareholders, and their immediate family members (each, a Related Person) may be directors, officers, partners, employees or shareholders of these entities. We carry out transactions with these entities on customary terms and, in many instances, these Related Persons may not have knowledge of them. To the Company's knowledge, since January 1, 2020, no Related Person has had a material interest in any of our ongoing business transactions or relationships except as described on the following page.

Our Related Person Transaction Policy

Our written Related Person Transaction Policy governs company transactions, arrangements and relationships involving more than $120,000 in which a Related Person has a direct or indirect material interest (Related Person Transactions). Under the policy, Related Person Transactions must be approved by the Nominating, Governance and Public Responsibility Committee, other than certain pre-approved transactions (described below). The Committee will only approve a transaction if, after reviewing the relevant facts and circumstances, it determines that the transaction is consistent with the best interests of the Company. In the event we become aware of a Related Person Transaction that was not approved under the policy, the Committee will consider the options available, including ratification, revision or termination of the transaction. The policy does not supersede any other company policy or procedure that may apply to any Related Person Transaction, including our Corporate Governance Principles and codes of conduct.

The Company's Corporate Secretary is responsible for assisting the Nominating, Governance and Public Responsibility Committee in carrying out its responsibilities, and management is required to present to the committee the material facts of any transaction that it believes may require review. In cases when it is impracticable or undesirable to delay a decision on a proposed transaction until the next meeting of the Nominating, Governance and Public Responsibility Committee, the Chair may review and approve the transaction and then report any approval to the full committee at its next regularly scheduled meeting. If a matter before the Nominating, Governance and Public Responsibility Committee involves a member of the committee, the member must be recused and may not participate in deliberations or vote on the matter.

Pre-Approved Categories of Related Person Transactions

The Nominating, Governance and Public Responsibility Committee has pre-approved certain categories of transactions as being consistent with the best interests of the Company. These categories, which may exceed the proscribed threshold for Related Person Transactions, include but are not limited to, director and executive officer compensation, use of Company products and services, transactions involving indebtedness to the Company, certain banking-related transactions, immaterial ordinary course transactions with other entities, charitable contributions and indemnification payments.

Related Person Transactions

Our executive officers and directors may from time to time take out loans from certain of our subsidiaries on the same terms that these subsidiaries offer to the general public. For example, our U.S. card-issuing bank may extend credit to our directors and executive officers under our charge or lending products. All indebtedness from these transactions is in the ordinary course of our business and is on the same terms, including interest rates and collateral, in effect for comparable transactions with other people. Such indebtedness involves normal risks of collection and does not have features or terms that are unfavorable to our subsidiaries. Our executive officers and directors may also enter into transactions with us involving other goods and services, such as travel services and investments in deposit products offered by subsidiaries of the Company. These transactions are also in the ordinary course of our business, and we provide them on terms that we offer to our customers generally. Occasionally, we may have employees who are related to our executive officers, directors or director nominees. We compensate these individuals in a manner consistent with our practices that apply to all employees. The sister-in-law of Mr. Squeri, our Chairman and CEO, is employed by the Company in a non-executive position and received compensation in 2020 of between $240,000 and $270,000. The compensation and other terms of employment of Mr. Squeri's sister-in-law are determined on a basis consistent with the Company's human resources policies.

Certain executive officers, directors and members of their immediate families are directors, employees or have equity interests in companies with whom the Company has entered into ordinary course business relationships from time to time and with whom the Company may enter into additional ordinary course business relationships. These may include ordinary course merchant acceptance relationships pursuant to which these companies accept our charge and credit card products and pay us fees when their customers use these cards, as well as use of the Company's cards and financial and other products and services, including extensions of credit, on terms and conditions similar to those available to other customers generally. From time to time, we may enter into joint marketing or other relationships with one or more of these companies in the ordinary course that encourage customers to apply for and use our cards. We have periodically engaged Martellus Group (Martellus), a consulting company where the spouse of our Chief Risk Officer, Mr. Raymond Joabar, was a co-owner. Mr. Joabar's spouse sold her interest in Martellus in June 2020 and retained no beneficial interest therein. Historically, Martellus had small engagements with various parts of the Company's marketing and serving organizations. Each transaction was conducted on, and all services were provided in, the ordinary course of business and on arm's-length terms. While Mr. Joabar's spouse was a co-owner, she was not in any client-facing roles and primarily served as the back-office administrator for Martellus. In 2020, we made aggregate payments to Martellus of approximately $975,218 for consulting services. We also may provide ordinary course commercial card and bill payments services or business insights to some of these companies, for which these companies pay fees to us. We may engage in other commercial transactions with these companies and pay or receive fees in those transactions. We have a number of similar ordinary course relationships with Berkshire Hathaway Inc. and its subsidiaries. We have also purchased insurance and other products from subsidiaries of Berkshire Hathaway Inc. in the ordinary course of business and on arm's-length terms. Additionally, the Company may from time to time make charitable contributions to nonprofit organizations where our directors or executive officers are directors or trustees.

How We Approach Environmental, Social and Governance (ESG)

Our approach to our ESG work is a natural extension of both our mission – to become essential to our customers by providing differentiated products and services to help them achieve their aspirations – and our commitment to doing what is right. We deliver value for our shareholders, colleagues, customers, communities and other stakeholders by investing financial and human resources in ways that address their social, environmental and economic needs.

We view sustainable value creation through many lenses:

- Delivering exceptional products, services, and experiences
- Enabling commerce and helping businesses grow
- Promoting a culture of respect that fosters inclusion, diversity and trust
- Upholding the highest standard of integrity
- Safeguarding our customers' privacy and data
- Making a difference in the communities where we work and live
- Protecting the environment and supporting a low-carbon future

Our approach is underscored by disciplined risk management that helps us endure as a place where people want to work, invest and do business.

ESG Strategy and Oversight Framework

In 2020, we completed a comprehensive assessment to update our priority environmental, social and governance issues. One key insight from the assessment was the interconnectedness of many key ESG issues, such as the impact that inclusion and diversity, climate change and financial resiliency have on important priorities like colleague attraction and retention, customer satisfaction and community resiliency. From these findings, we developed a framework to drive our ESG strategy moving forward.



Mission: Back people and businesses to thrive and create equitable, resilient and sustainable communities globally

Stakeholders including shareholders, colleagues, customers and communities

Sound governance including business ethics, transparency and accountability

Promote Diversity, Equity and Inclusion	**Build Financial Confidence**	**Advance Climate Solutions**
Support a diverse, equitable and inclusive workforce, marketplace and society.	Provide responsible, secure and transparent products and services to help people and businesses build financial resilience.	Enhance our operations and capabilities to meet customer and community needs in the transition to a low-carbon future.

Nominating, Governance and Public Responsibility Committee

Executive Committee

ESG Steering Committee

ESG Working Groups

Governance

At the Board level, the Nominating, Governance and Public Responsibility Committee reviews our ESG strategy and Corporate Social Responsibility (CSR) program, monitors progress against our goals and provides guidance on our efforts. Day to day, our CSR team works with colleagues throughout the Company to shape our efforts and monitor progress on key issues. Additional information can be found under the Governance & Corporate Responsibility tab on our Investor Relations website.

Our Executive Committee reviews and evaluates performance and long-term goals with respect to ESG matters for the Company. In 2020, we launched a new cross-functional ESG Steering Committee, led by senior executives from across the Company, to help guide our ESG strategy and related policies and programs. To support the integration of this strategy into our business, the ESG Steering Committee plans to develop new goals and metrics.

Strategic Engagement

Our strategy begins by identifying our key stakeholders, then engaging with them to understand the ESG issues that matter to them, as well as the impact those issues have on our business. We have identified eight key stakeholder groups based on their impact on our business activities, including shareholders, colleagues, customers (consumers, small businesses, mid-sized companies and large corporations), governments and regulators, suppliers, community and nonprofit organizations, ESG research and rating agencies, and partners and peers. Our continued engagement with these stakeholders helps ensure we are meeting their expectations and advancing our efforts to operate responsibly. In 2020, as part of our comprehensive ESG issue assessment, we interviewed more than 30 internal and external stakeholders, including Executive Committee members, shareholders, customers, strategic partners, suppliers, nonprofit leaders and others. We also conducted an ESG survey of our colleague base across the Company.

Operations and Reporting Enhancements

In 2020, we expanded our ESG reporting and operational practices, including:

▪ Conducted a climate risk scenario analysis aligned with the Task Force on Climate-related Financial Disclosures (TCFD) to assess our Company's physical risks related to climate change; and

▪ Provided disclosure in accordance with the Sustainability Accounting Standards Board (SASB) reporting framework in our ESG Report for the first time.

Office of Enterprise Inclusion, Diversity and Business Engagement

In 2020, we launched a new Office of Enterprise Inclusion, Diversity and Business Engagement. This office, partnering closely with our Executive Committee, Chief Colleague Inclusion & Diversity Officer and Colleague Advisory Networks worldwide, is working to create new and expand existing initiatives across the enterprise as we intensify our focus on driving meaningful, long-term change in our culture and the way we operate. The framework for this effort spans across six pillars, Brand, Culture, Colleague, Customer, Business and Community with each led by members of the Executive Committee charged with developing comprehensive, multi-year plans that include timelines, accountabilities and metrics for driving progress within their respective pillars.

Chairman and CEO
Office of Enterprise Inclusion, Diversity and Business Engagement
Colleague Advisory Networks

Key Pillars

Brand	Culture	Colleague	Customer	Business	Community
Authentically build brand relevance and brand affinity for the Company with Black/ African American, Latinx, Asian and LGBTQ+ communities, customers and colleagues.	Become a company where explicit consideration of equity is integrated into everything we do to embody true inclusion.	Create a culture that respects, values and recognizes everyone by removing systemic barriers to achieve inclusion and advancement that drives company success.	Develop a holistic strategy across the Enterprise to strengthen our business with underrepresented minority groups and small businesses.	Develop a holistic strategy across the Enterprise to strengthen our business with underrepresented minority suppliers and investments in underrepresented minority businesses.	Combat systemic racism and promote equity and advancement through our community initiatives and charitable priorities.

Our ESG Ratings

We monitor our performance across several environmental, social and governance-related ratings and rankings. Highlights from 2020 include:

 **CDP (Climate) Rating**
A–

 **Human Rights Campaign Corporate Equality Index – Score of**
100%

 **Inclusion in Bloomberg's Gender-Equality Index**

 **Inclusion in FTSE4Good Index Series**

 **MSCI (ESG) Rating**
AA

2020 HIGHLIGHTS

 **Our ESG Approach**

⊘ **Advance our ESG Strategy**

– Developed a framework to drive our ESG strategy moving forward

– Formed a new cross-functional ESG Steering Committee, led by senior executives from across the Company, to help guide our Company ESG strategy and related policies and programs

– Launched a $1 billion action plan to promote diversity, equity and inclusion for colleagues, customers and communities

 **Backing Our Colleagues**

⊘ **Back Our Colleagues During the COVID-19 Pandemic**

– Prioritized our colleagues' well-being and safety by moving to temporary work-from-home arrangements in virtually all locations around the world, which will be maintained as an option for colleagues through September 6, 2021

– Provided coverage for all out-of-pocket medical and pharmacy service costs related to COVID-19 testing and treatment for colleagues enrolled in our U.S. medical plans

⊘ **Foster an Inclusive and Diverse Culture**

– Launched the Office of Enterprise Inclusion, Diversity and Business Engagement to expand upon our successful inclusion and diversity programs and create new initiatives to drive meaningful, long-term change

– Held our fourth global Women's Conference and launched the American Express Ambition Project to help leaders recognize their responsibility to nurture ambition and provide future generations of women with the backing to say, "I am ambitious."

– Achieved 100% pay equity for colleagues across genders globally and across races and ethnicities in the U.S.

– 94% of colleagues who participated in our annual internal colleague survey said they would recommend American Express as a great place to work



Backing Our Customers

⊘ **Back Our Customers During the COVID-19 Pandemic**

– Created a Customer Pandemic Relief Program to provide short-term support for customers impacted by COVID-19 and enhanced and expanded our longer-term Financial Relief Program to provide assistance in 21 countries to customers in need

⊘ **Support Small Businesses**

– Spent more than $200 million as part of our largest-ever global Shop Small campaign to support a Card Member offer and the associated marketing campaign to help jumpstart spending at small merchants

– $19.8 billion in estimated reported spending by U.S. consumers at independent retailers and restaurants on Small Business Saturday[1]

– Established "Stand for Small," a coalition of more than 100 companies that came together to provide support to small businesses navigating the impacts of COVID-19

– 24,500 women entrepreneurs have participated in the workshops hosted by the ChallengeHER initiative since 2013 to help boost government contracting opportunities for women-owned small businesses

⊘ **Make our Products and Services Better for Society**

– $101 million donated by U.S. Card Members to benefit charitable causes through our JustGiving Program since 2010



Backing Our Communities

⊘ **Strengthen the Communities in Which We Operate**

– $48 million in charitable giving globally, including grants provided by the Company, the American Express Foundation, our Center for Community Development and gift-matching programs[2]

⊘ **Back Our Communities During the COVID-19 Pandemic**

– $8 million provided in financial support to COVID-19 relief efforts

⊘ **Support a Diverse, Equitable and Inclusive Society**

– Pledged $10 million to support Black-owned small businesses over the next four years through a coalition that we built with the U.S. Chamber of Commerce Foundation that brings together four national Black Chambers

– $8 million provided in grants to the NAACP Legal Defense and Educational Fund, the National Urban League and other People of Color-led organizations

⊘ **Enable Colleagues to Back Our Communities**

– 26,000+ colleagues across 35 countries donated to nonprofits through our colleague gift-matching programs

⊘ **Develop Social Purpose Leaders**

– 150,000+ social purpose leaders trained since 2007 with the support of our grants

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[1] The American Express 2020 Small Business Saturday Consumer Insights Survey was conducted by Teneo on behalf of American Express and the National Federation of Independent Business (NFIB). The study is a nationally representative sample of 2,572 U.S. adults 18 years of age or older. The sample was collected using an email invitation and an online survey. The study gathered self-reported data and does not reflect actual receipts or sales. It was conducted anonymously on November 29, 2020. The survey has an overall margin of error of +/- 2.0%, at the 95% level of confidence. Projections are based on the current U.S. Census estimates of the U.S. adult population, age 18 years or older.

[2] Inclusive of Covid-19 relief effort grants and grants to support a diverse, equitable and inclusive society.



Moving to a Low-Carbon Future

⊘ **Remain Carbon Neutral**
- Carbon neutral since 2018[3]
- 100% renewable electricity powering our operations since 2018

⊘ **Assess Climate Risks and Opportunities**
- Conducted a climate risk scenario analysis aligned to the Task Force on Climate-related Financial Disclosures (TCFD) framework to assess physical risks related to climate change

⊘ **Engage Our Colleagues in Sustainability**
- 57,000 trees planted during our Earth Month colleague campaign



Operating Responsibly

⊘ **Maintain the Highest Standards of Ethics and Integrity**
- Our colleagues receive annual Global Regulatory Learning requirements on important policies, laws and regulations that govern our industry, guide our Company and protect our colleagues, customers and brand
- The Amex Ethics Hotline is available online and by phone 24/7 for colleagues, contractors, vendors, suppliers and others to raise ethical or compliance concerns, with access to representatives who collectively speak more than 200 languages

⊘ **Support Supplier Diversity**
- Launched new goal to double our spend with diverse and minority-owned suppliers in the U.S. to $750 million annually by the end of 2024

---

[3] Achieved carbon neutrality for scope 1, 2, and 3 (waste and colleague business travel, including third-party air, rail and rental cars) through renewable energy credits, carbon offsets, and reduced GHG emissions. Operations include all our managed facilities, field sites and data centers. Managed facilities are individual properties operationally managed by our global real estate team and housing critical business functions. Field sites are individual properties that are not operationally managed by our global real estate team but directly by our business units. They are typically smaller sites, less than 30,000 square feet (including airport lounges, foreign exchange kiosks, and sales offices) that are owned or leased by the Company.

$1 Billion Action Plan to Promote Diversity, Equity and Inclusion for Colleagues, Customers and Communities

In 2020, we announced our action plan to advance diversity, equity and inclusion priorities across the Company. The plan includes a series of internal and external initiatives, commitments and resources, supported by $1 billion in investments toward enhancing diverse representation and equal opportunities for our colleagues, customers and communities. Some of our new commitments include:

- Doubling our spend with diverse and minority-owned suppliers in the U.S. to $750 million annually by the end of 2024. This includes increasing spend with Black-owned suppliers to at least $100 million annually.

- Providing access to capital and financial education to at least 250,000 Black-owned small and medium-sized businesses in the U.S. by 2024.

- Providing 100 Black female entrepreneurs with grants of $25,000 each and access to 100 days of business resources to help them grow their ventures.

- Providing $50 million in grants by the end of 2024 to support nonprofit organizations around the world that are led by people of color or underrepresented groups, including organizations that are focused on addressing inequality and promoting social justice.

- Increasing the representation of American Express Leadership Academy participants in the U.S. who are people of color from 50% in 2019 to 75% by 2024.

Diversity, Equity and Inclusion

We actively cultivate an inclusive and diverse workplace where every voice is valued, teamwork is rewarded and different points of view are celebrated. We are also committed to making sure our colleagues represent the diversity within the communities where we work and live. Our senior executives take responsibility for delivering on our commitments and seeking diverse representation at all levels. Our Company scorecard, which is used to measure our performance and progress on our business priorities, includes a clear set of diversity goals and overall talent metrics. We set our scorecard metrics annually and review our progress against them regularly to hold ourselves accountable. For more information, please refer to the Compensation Discussion Analysis section of this proxy statement.

2020 Global Workforce

We value having a diverse workforce that brings broad perspectives to our Company and helps meet the diverse needs of our stakeholders.



56%

of our Executive Committee is female or from diverse races and ethnic backgrounds



52%

of our total global workforce is female



48%

of our U.S. workforce is from diverse races and ethnic backgrounds[4]

100% Pay Equity

At American Express, we have a longstanding commitment to pay all colleagues equitably and that our compensation practices are free from bias. To help meet that commitment, we regularly review our compensation practices to ensure they support pay equity and transparency.

Additionally, each year, American Express works with an independent third-party to conduct a comprehensive pay equity review. The review assesses pay on a statistical basis and considers a multitude of factors known to impact compensation, including but not limited to, tenure, role, level, geography and performance. In recent years, this review has covered our entire global colleague base. The review process identifies inconsistencies in pay based on gender globally and based on race and ethnicity in the United States. Where necessary and appropriate, salary adjustments are made to address these inconsistencies.

---

[4] Based on preliminary data for the 2020 US EEO-1 submission for Black/African American, Hispanic/Latinx, Asian, Native American or Alaskan Native, Native Hawaiian or Pacific Islander and two or more races.

In 2019, the goal of our review and subsequent adjustments was to achieve pay parity, meaning differences in pay were statistically insignificant. In 2020, we went even further and made additional investments to achieve 100% pay equity for colleagues across genders globally and across races and ethnicities in the United States. All necessary and appropriate salary adjustments were made to achieve 100% pay equity. The Company is committed to this goal going forward.



In 2020, we achieved 100% pay equity for colleagues across genders globally and across races and ethnicities in the United States.

Our Workplace Culture

Our colleagues are instrumental in enabling the Company to deliver on its vision to provide the world's best customer experience every day. To attract and retain the best talent, we continuously invest in programs, benefits and resources to ensure our colleagues can grow in their careers and thrive professionally and personally. Our focus has helped us build a reputation for being an employer of choice, earning a spot among the top 20 companies on Fortune's ranking of the World's Most Admired Companies for the last eleven years. In addition, we were recently ranked number nine on the 2020 Fortune 100 Best Companies to Work For list in the U.S.

Expanding our Blue Box Values

Our Blue Box Values guide how we operate as a company. In 2020, we made some important changes to be more explicit about our efforts to create an inclusive and diverse workforce, adding two new values: "We Embrace Diversity" and "We Stand for Inclusion." These updated values are designed to make clear that we do not tolerate bias of any kind and to reinforce our commitment to ensuring we have a welcoming and inclusive culture.

- WE BACK OUR CUSTOMERS – Relationships are at the heart of our business. We strive to be essential to our customers by delivering exceptional products, services and experiences every day – and promise to have their backs in everything we do.

- WE MAKE IT GREAT – We deliver an unparalleled standard of excellence in everything we do, staying focused on the biggest opportunities to be meaningful to our customers. From our innovative products to our world-class customer service, our customers expect the best – and our teams are proud to deliver it.

- WE DO WHAT'S RIGHT – Customers choose us because they trust our brand and people. We earn that trust by ensuring everything we do is reliable, consistent and with the highest level of integrity.

- WE RESPECT PEOPLE – We trust and respect one another for who we are and what we contribute. We are accountable to one another and empower every voice through open, courageous dialogue so others feel heard.

- WE EMBRACE DIVERSITY – We see diversity of people and experiences as fuel for the creativity and innovation we need to be and deliver our best.

- WE STAND FOR INCLUSION – We all have biases. However, we do not tolerate bias that excludes or minimizes anyone – all people belong. We are committed to ensuring that we have a welcoming and inclusive culture where everyone's voice matters and where people of all races, ethnicities, genders, gender identities, sexual orientations, ages, religions, disabilities and viewpoints can thrive.

- WE WIN AS A TEAM – We view each other as colleagues – part of the same team, striving to deliver the brand promise to our customers and each other every day. Individual performance is essential and valued, but never at the expense of the team.

- WE SUPPORT OUR COMMUNITIES – We respect our communities and are committed to working together so they can thrive and make a meaningful difference in the world.

Backing our Colleagues During COVID-19

Throughout the pandemic, we have worked to provide our colleagues with the flexibility and resources needed to stay safe, healthy and productive. We expanded our extensive health benefits and well-being programs to provide virtual counseling, wellness coaching, meditation classes, exercise programs and more to help colleagues cope with the challenges and stress of the pandemic. For colleagues enrolled in one of our U.S. medical plans, we provided coverage for all out-of-pocket medical and pharmacy service costs related to COVID-19 testing and treatment. We quickly moved to work-from-home arrangements in virtually all locations around the world, during which we completely transformed our brick-and-mortar call centers to virtual, home-based servicing.

Decisions to reopen offices are being made on a location-by-location, floor-by-floor and colleague-by-colleague basis and are not happening all at once. As offices open, we are implementing appropriate safety protocols such as increasing janitorial servicing, limiting the number of people in elevators and on floors and staggering arrival and departure times, where necessary. We are also providing colleagues with the option to continue temporarily working from home through September 6, 2021.

Prioritizing Colleague Health and Well-Being

The health and well-being of our colleagues plays an integral role in their ability to thrive at work and at home. We take a holistic approach to well-being, providing resources that address the physical, financial and emotional health of our colleagues and their families. We want our colleagues and their loved ones to be and feel at their best. Through our award-winning health and mental well-being program, Healthy Living, we provide health and well-being benefits and supportive company policies. From the healthcare we provide through our on-site Wellness Centers to one-on-one coaching and counseling, we seek ways to help our colleagues and their families stay safe and foster healthy lifestyles. Our health and well-being programs provided opportunities and resources for colleagues to stay engaged and healthy while at home and dealing with the global pandemic. For National Mental Health Awareness Month in May 2020, our Chief Colleague Experience Officer launched "Make Space," a campaign that encouraged colleagues to continue to carve out time for their total well-being by focusing on making space to care, connect and contribute. We have hosted several wellness webinars, bringing in subject matter experts to discuss topics such as ergonomics, nutrition, managing stress and caregiving. We developed and continue to update a variety of health and financial well-being resources, tips and benefits. Our Healthy Living well-being coaches hold regular livestreamed workout sessions, posting an at-home workout plan for those who are not able to attend. We introduced an online virtual meditation program and offered colleagues free memberships to a mindfulness and meditation app. Through our Healthy Minds program, we rolled out a new Grief and Loss Support program, providing colleagues with one-to-one counseling from licensed therapists as well as access to numerous articles on coping with loss. In addition, we have continued to enhance programs and policies to keep up with changing realities.

Providing Learning and Development Opportunities

We place a strong focus on continuous professional development as the ability to constantly learn is critical to the success of our people and our business. We provide learning opportunities in many forms, including tools and guidance for maximizing learning on the job; cross-border and cross-business unit assignments; career coaching, mentoring, and professional networking; rotation opportunities; virtual learning sessions; and formal classroom instruction. Through our internal leadership program, we provide training and development experiences tailored to individuals at all levels of the Company that are designed to instill specific behaviors that drive successful leadership.

List of Awards and Recognition

Our commitment to be a great place to join, stay and grow a career continues to earn us industry awards and recognition. Here are some of the recognitions from 2020 that make us most proud:

- Anita Borg Top Companies for Women Technologists
- Best Workplaces for Financial Services & Insurance – ranked #2
- Forbes America's Best Employers for Diversity
- Forbes Best Companies to Work for in Spain – ranked #5 (#1 Best Credit Card Company)
- FORTUNE 100 Best Companies to Work For – ranked #9
- FORTUNE 100 Best Workplaces for Women – ranked #15
- FORTUNE World's Most Admired Companies – ranked #14
- Great Place to Work: Best Workplaces in Italy – ranked #1
- Kincentric Best Employers in Malaysia
- Newsweek and Statista America's Most Responsible Companies – ranked #12
- People Companies that Care list
- Working Families Top 10 Employers in the U.K.
- Working Mother 100 Best Companies
- Working Mother Best Companies for Dads

Learn More about Environmental, Social and Governance Matters at American Express

Please visit http://about.americanexpress.com/corporate-responsibility-reports for our 2019-2020 ESG report and to learn more about our ESG activities. This report, or any other information from the American Express website, is not incorporated by reference into this proxy statement.

Audit Committee Matters

Item 2: Ratification of Appointment of Independent Registered Public Accounting Firm

▌ Our Board recommends that you vote FOR the following resolution:

The Audit and Compliance Committee has sole authority to appoint and replace the Company's independent registered public accounting firm, which reports directly to the Committee, and is directly responsible for its compensation and oversight of its work. The Audit and Compliance Committee conducted its annual evaluation of PricewaterhouseCoopers LLP (PwC) and, after assessing the performance and independence of PwC, the Committee believes that retaining PwC is in the best interests of the Company. The Audit and Compliance Committee reappointed PwC as our independent registered public accounting firm for 2021.

We are asking you to ratify this appointment. If shareholders fail to ratify the appointment, the Audit and Compliance Committee will consider it a directive to consider other accounting firms for the subsequent year. One or more representatives of PwC will be present at the meeting, will be given the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

RESOLVED, that the appointment by the Audit and Compliance Committee of the Company's Board of Directors of PricewaterhouseCoopers LLP, as independent registered public accounting firm for the Company, to audit the financial statements of the Company and its subsidiaries for 2021, is hereby ratified and approved.

Actions Taken by the Audit and Compliance Committee to Support its Recommendation

A Detailed Assessment

PwC has been our independent auditor since 2005. The Audit and Compliance Committee charter requires a detailed review of the independent audit firm, including as compared to other firms, at least every 10 years. This review, conducted in 2014, assessed PwC's performance across the following criteria: professional expertise, audit engagement team performance, communications, independence and objectivity, and fees. A wide range of internal stakeholders were surveyed and asked to comment generally, identify areas for recognition and improvement, and indicate how PwC's performance was trending over time. PwC's audit fees were benchmarked against other firms based on publicly available data. The positive results of the review resulted in the decision to continue to engage PwC and also identified several areas of opportunity for improvement that were discussed with PwC.

PwC's Objectivity and Independence

The Audit and Compliance Committee reviews relationships between PwC and American Express that may reasonably be thought to bear on independence and reviews PwC's annual independence evaluation and assesses its independence. Recognizing that independence and objectivity can be compromised by an auditor's provision of non-audit services, the Audit and Compliance Committee has approved a management policy governing the provision of services by PwC.

Quality of PwC's Auditing Practices

The Audit and Compliance Committee reviews issues raised by the Public Company Accounting Oversight Board (PCAOB) reports on PwC, PwC's internal quality control procedures and results of PwC's most recent quality control reviews, as well as issues raised by recent governmental investigations, if any. The Audit and Compliance Committee also discusses PwC's quality initiatives and the steps PwC is taking to enhance the quality and efficiency of its audits with the lead engagement partner.

PwC's Performance as Auditor

The Audit and Compliance Committee discusses and comments on PwC's audit plan and strategy for the audit, including the objectives, overall scope and structure, the resources provided and available at the firm, and the Audit and Compliance Committee's expectations. The Audit and Compliance Committee also receives periodic updates from the lead engagement partner on the status of the audit and areas of focus by PwC.

Performance of Lead Engagement Partner

The lead engagement partner of PwC is subject to a mandatory five-year rotation period. The Audit and Compliance Committee chair is involved in selecting the lead engagement partner. During the year, the Audit and Compliance Committee chair meets one-on-one with the lead engagement partner to promote a candid dialogue and the Audit and Compliance Committee meets in executive session with the lead engagement partner to discuss the progress of the audit and any audit issues, deliver Audit and Compliance Committee feedback and discuss any other relevant matters.

PwC's Communications with the Audit and Compliance Committee

The Audit and Compliance Committee gives feedback to the lead engagement partner on the clarity, thoroughness and timeliness of PwC's communications to the Audit and Compliance Committee.

Terms of the Engagement and Audit Fees

The Audit and Compliance Committee reviews the engagement letter and approves PwC's audit and non-audit fees.

PricewaterhouseCoopers LLP Fees and Services

Fees for 2020 and 2019

The following table sets forth the aggregate fees billed or to be billed by PwC for each of the last two fiscal years (in thousands):

Types of Fees	2020	2019
Audit Fees	$ 27,256	$ 26,551
Audit-Related Fees[1]	2,778	4,518
Tax Fees	426	425
All Other Fees	104	97
TOTAL	$ 30,564	$ 31,591

(1)   PwC performs the audit of the Company's pension plans for Switzerland and Hong Kong where the fees are paid by the respective plan. These fees are not included in Audit-Related Fees since they were not paid by the Company. The total fees for these two audits were $26K and $19K in 2020 and 2019, respectively.

In the table above, in accordance with SEC rules, "Audit Fees" consist of fees for professional services rendered for the integrated audit of our consolidated financial statements, review of the interim consolidated financial statements included in quarterly reports, and services provided in connection with statutory and regulatory filings or engagements and other attest services. "Audit-Related Fees" consist of fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements. The services included employee benefit plan audits, due diligence, internal control reviews, attest services not required by statute or regulation and attest services for non-financial information, and consultations on financial accounting and reporting matters not classified as audit. "Tax Fees" consist of fees for professional services rendered for tax compliance and tax consulting services. "All Other Fees" are fees for any services not included in the first three categories.

Policy on Pre-Approval of Services Provided by PricewaterhouseCoopers LLP

The terms of our engagement of PwC are subject to the pre-approval of the Audit and Compliance Committee. All audit and permitted non-audit services require pre-approval by the Audit and Compliance Committee in accordance with pre-approval procedures established by the Audit and Compliance Committee. In accordance with SEC rules, the Audit and Compliance Committee's pre-approval procedures have two different approaches to pre-approving audit and permitted non-audit services performed by PwC.

The Audit and Compliance Committee specifically pre-approves the terms and fees of the planned annual audit and permitted non-audit services that are to be performed by PwC. Other proposed engagements may be pre-approved up to an aggregate fee threshold, pursuant to procedures established by the Audit and Compliance Committee that are detailed as to the particular and defined classes of services without consideration by the Audit and Compliance Committee of the specific case-by-case services to be performed. We refer to this pre-approval method as "general pre-approval" and the Company's Controller reports such pre-approved engagements to the Audit and Compliance Committee at least quarterly.

The procedures also require all proposed engagements of PwC for services of any kind that have not received specific or general pre-approval as described above to be approved by the Audit and Compliance Committee (or, should a time-sensitive need arise, its Chair) prior to the beginning of any such services. All services provided by our independent registered public accounting firm have been pre-approved in accordance with these procedures. The Audit and Compliance Committee has reviewed that the services performed by PwC and the related fees were consistent with the maintenance of PwC's independence.

Other Transactions with PricewaterhouseCoopers LLP

We have a number of business relationships with individual member firms of the worldwide PwC organization. Our subsidiaries provide card services to some of these firms and these firms pay fees to our subsidiaries. These services are in the normal course of business, and we provide them pursuant to arrangements that we offer to other similar clients.

Report of the Audit and Compliance Committee

A role of the Audit and Compliance Committee is to assist the Board in its oversight of the Company's financial reporting process. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal control over financial reporting. PwC is responsible for auditing the Company's financial statements and its internal control over financial reporting, in accordance with the standards of the PCAOB, and expressing opinions as to the conformity of the financial statements with accounting principles generally accepted in the United States and the effectiveness of internal control over financial reporting.

In the performance of its oversight function, the Audit and Compliance Committee has reviewed and discussed with management and PwC the Company's audited financial statements. The Audit and Compliance Committee also has discussed with PwC the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. In addition, the Audit and Compliance Committee has received from PwC the written disclosures and letters required by applicable requirements of the PCAOB regarding PwC's communications with the audit committee concerning independence, has discussed with PwC their independence from the Company and its management, and has considered whether PwC's provision of non-audit services to the Company is compatible with maintaining the firm's independence.

The Audit and Compliance Committee discussed with the Company's Chief Audit Executive and PwC the overall scope and plan for their respective audits. Internal Audit is responsible for preparing an annual audit plan and conducting internal audits under the direction of the Company's Chief Audit Executive, who is accountable to the Audit and Compliance Committee. The Audit and Compliance Committee met with the Chief Audit Executive, the Controller and PwC, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. In addition, the Audit and Compliance Committee met with management to discuss the processes that they have undertaken to evaluate the accuracy and fair presentation of the Company's financial statements and the effectiveness of the Company's systems of disclosure controls and procedures and internal control over financial reporting.

Based on the reviews and discussions referred to above, the Audit and Compliance Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2020 for filing with the SEC.

AUDIT AND COMPLIANCE COMMITTEE*

Daniel L. Vasella, Chair
John J. Brennan
Ralph de la Vega
Anne Lauvergeon
Michael O. Leavitt
Karen L. Parkhill

(*Reflects 2020 Audit and Compliance Committee membership)

Executive Compensation

Item 3: Advisory Resolution to Approve Executive Compensation (Say-on-Pay)

■ **The Board recommends a vote FOR this item.**

Pursuant to regulations under Schedule 14A of the Securities Exchange Act of 1934, we are asking you to approve, on an advisory basis, the compensation of the Company's Named Executive Officers (NEOs) disclosed in the Compensation Discussion and Analysis (CD&A), the compensation tables, notes and narrative in this Proxy Statement.

Our Board believes that the compensation of our executive officers is aligned with performance, is sensitive to our share price and appropriately motivates and retains our executives. We believe our executive compensation program delivers pay that is strongly linked to Company performance over time.

We engage with shareholders throughout the year, including discussing our compensation program and practices, and we also obtain feedback through this annual say-on-pay vote. Although this advisory vote is non-binding, the results of this vote and the views expressed by our shareholders in these discussions will inform the Compensation and Benefits Committee's future decisions about our executive compensation.

RESOLVED, that the compensation paid to the Company's NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including in the CD&A, compensation tables, notes and narrative discussion, is hereby approved.

Section Table of Contents

Compensation Discussion and Analysis

Our CD&A describes our executive compensation programs and compensation decisions for our NEOs, who for 2020 were:

Stephen J. Squeri **Chairman and CEO**

Stephen J. Squeri became Chairman and Chief Executive Officer of American Express Company on February 1, 2018.

In his previous role as Vice Chairman, Steve led the company's Global Commercial Services group, as well as its shared services groups, which include technology, customer servicing, credit administration and business services functions.

Steve joined American Express in 1985 as a manager in the Travellers Cheque Group. From 2000 to 2002, he served as President of the Establishment Services group in the U.S. and Canada, and he was President of the Corporate Card group from 2002 to 2005, during which time he globalized the business. Steve became the company's Chief Information Officer in 2005 and also led the Corporate Development function, overseeing mergers and acquisitions. In 2009, Steve was named Group President and led the formation of the Global Services Group, consolidating and globalizing the company's shared services functions.

Jeffrey C. Campbell **Chief Financial Officer**

Jeffrey C. Campbell joined American Express Company in July 2013 as Chief Financial Officer, overseeing the company's financial operations worldwide as well as Corporate Development.

As a member of the Executive Committee, Jeff plays an important role in developing the strategic direction for American Express and represents the company to the financial community.

Before joining American Express, Jeff was CFO of the McKesson Corporation, the largest healthcare services company in the United States. He played an essential role as McKesson grew significantly and expanded its leadership in healthcare distribution and technology. Previously, Jeff spent 13 years at AMR Corp. and its principal subsidiary, American Airlines, ultimately becoming their CFO in 2002.

Douglas E. Buckminster **Group President, Global Consumer Services Group**

Douglas E. Buckminster is Group President of Global Consumer Services, a role he assumed in February 2018. As a member of the Executive Committee, he leads the businesses responsible for consumer products and services, digital strategy and capabilities, and risk and information management.

Doug previously served as President, Global Consumer Services Group, responsible for growing the consumer and bank partnership businesses in more than 150 countries around the world, a role he assumed in October 2015. Prior to this role, he served as President, Global Network & International Card Services from February 2012, and prior to that, he was President, International Consumer and Small Business Services, responsible for American Express' consumer and small business strategy and growth across 20 international proprietary markets. Doug has also served as regional President for American Express International's Latin America, Canada, and Caribbean (LACC) region, and the general manager of the International Lending and Insurance Services organizations.

Anré D. Williams **Group President, Global Merchant and Network Services**

Anré D. Williams is Group President of Global Merchant & Network Services (GMNS), a role he assumed in February 2018. As a member of the Executive Committee, he leads the businesses that manage and evolve important partnerships for the company with key stakeholders, including merchants, strategic partners, banks, and loyalty coalitions.

As head of GMNS, Anré oversees the following businesses: Global Merchant Services (GMS), which manages the relationships with the millions of merchants around the world that accept American Express; Strategic Partnerships, which leads the negotiations and relationships with American Express' most strategic global partners; Global Network Services, which runs the Company's payments network and manages bank partnerships globally; and Global Loyalty Coalition, which includes the Payback rewards programs internationally.

Anré began his career at American Express in 1990 in marketing roles supporting a number of products and initiatives, including the American Express Platinum Card. He also served in the Small Business division and as President of Global Corporate Payments.

Laureen E. Seeger **Chief Legal Officer and Corporate Secretary**

Laureen E. Seeger is Chief Legal Officer and Corporate Secretary of American Express Company, a position she assumed in July 2014. As a member of the Executive Committee, she oversees the Law, Government Affairs, Global Security and Corporate Secretarial functions for American Express and its subsidiaries. She is also a member of the Enterprise Risk Management Committee.

Prior to American Express, Laureen served as Executive Vice President, General Counsel and Chief Compliance Officer of McKesson Corporation. Preceding her appointment in March 2006, she was Vice President and General Counsel of McKesson Provider Technologies (MPT), McKesson's health care information technology solutions business. Before joining McKesson, Laureen was Partner-In-Charge of the Technology Litigation Section at the law firm Morris, Manning & Martin, LLP.

Section 1: Compensation Governance and Pay Principles

Governance Practices

The Company's executive compensation program is overseen by the Compensation and Benefits Committee with the advice and support of the Company's independent compensation consultant as well as the Company's management team. The following are key characteristics of the Company's executive compensation program, which we believe promote good governance and best serve the interests of our shareholders.

Our programs and practices continue to:

- Link a significant portion of pay to business and stock performance
- Employ robust goal-setting process to align goals with Company strategy
- Bind cash incentives and equity awards to recoupment and forfeiture provisions
- Apply clawback provisions for all NEOs based on detrimental conduct
- Recoup the CEO's annual cash incentive award at the discretion of the Compensation and Benefits Committee if the Company does not achieve acceptable performance in the following year
- Discourage imprudent risk taking, including the Chief Risk Officer's review of goals and results to confirm that actual results were achieved within the Company's risk appetite framework
- Maintain significant NEO stock ownership requirements
- Cap annual cash incentive payment for NEOs (187.5% of target for extraordinary performance)
- Prohibit executive officers from hedging company stock or margining or pledging shares
- Have double-trigger change-in-control provisions

Our programs and practices do not:

- Pay dividends or dividend equivalents on Performance Restricted Stock Units granted to NEOs unless they vest
- Provide excessive perquisites, benefits or severance benefits
- Make excise tax gross-ups upon a change-in-control
- Maintain individual employment agreements or change- in-control arrangements
- Reprice options

Pay Principles

We believe our executive compensation program is thoughtful, consistent and continues to align with the Company's business strategies.

- We align pay with Company performance and to support a long-term, high-performance business model.
- We link most of the pay for senior executives to long-term business strategies and key priorities. The CEO's pay has added emphasis on performance-based incentives (93% of CEO's pay) with a substantial stockholding requirement.
- We measure performance against challenging goals established at the start of each performance cycle that are aligned with our key business priorities.
- We discourage imprudent risk taking by avoiding undue emphasis on any one metric or short-term goal.

We continue to review our pay principles with input from shareholders and regulators, including the Board of Governors of the Federal Reserve System (Federal Reserve) and the Office of the Comptroller of the Currency (OCC).

Say-On-Pay

The Compensation and Benefits Committee values the input of our shareholders and regularly engages with them on executive compensation matters to foster a constructive dialogue on the programs and decision-making process. The Compensation and Benefits Committee considers the long-term interests of the Company and our shareholders when making decisions regarding our compensation program.



96.1%
of Shareholders
Approved our
2020 Say-On-Pay
Proposal

- ⊘ Following our 2020 Annual Meeting of Shareholders, we met with shareholders representing approximately 41% of our outstanding shares and other constituents to discuss executive compensation, corporate governance and related matters.
- ⊘ 96.1% of the votes cast at our 2020 Annual Meeting of Shareholders favored our say-on-pay proposal. The strong support for our compensation programs, reflected by our say-on-pay results, and our shareholder engagement discussions influenced the Compensation and Benefits Committee's decision to continue the 2019 program design for 2020.

Shareholder Engagement and Responsiveness to 2020 Say-on-Pay Vote

We have a longstanding practice of engaging with our shareholders on executive compensation matters and taking appropriate action considering feedback received.

1. Our Shareholder Engagement Approach	**2.** What We Heard from Shareholders with Whom We Engaged	**3.** Board Responsiveness
▪ Following our 2020 Annual Meeting of Shareholders, we met with shareholders to discuss executive compensation, corporate governance and related matters.	▪ Shareholders acknowledged our efforts to back colleagues, customers and communities as we navigate through the pandemic.	▪ The Compensation and Benefits Committee maintained the 2019 structure of our programs when making 2020 decisions considering 96.1% approval of our say-on-pay in 2020.
▪ Our Lead Independent Director, Ron Williams, actively participated in a key shareholder meeting.	▪ Shareholders supported our focus and disclosure on pay equity and our progress towards better representation.	▪ The Compensation and Benefits Committee continues to consider the outcome of future say-on-pay votes as well as feedback from shareholders when evaluating our compensation programs.
▪ We shared feedback and input from shareholders with the Compensation and Benefits Committee as well as the Nominating, Governance and Public Responsibility Committee.	▪ Shareholders appreciated Board responsiveness to prior feedback, and challenged us to increase disclosure where appropriate.	
	▪ Shareholders supported our commitment to continued engagement throughout the year.	

Section 2: Company Performance Summary

2020 Company Performance

Our 2020 financial results were significantly impacted by the deterioration in the global economy due to the pandemic and the related containment measures. The Company shifted its focus to address the challenges of the pandemic with a framework that is built on four priorities: supporting our colleagues and winning as a team; protecting our customers and our brand; structuring the Company for growth in the future; and remaining financially strong. The management team and the Board believe that these key priorities for managing through the cycle reflect the most important things to focus on during the pandemic to drive long-term value creation for the Company.

The progress we made on these four key priorities confirms the resilience of our differentiated business model, which includes a loyal and diverse customer base, a valued brand, our global merchant network, and our integrated payments platform.

Throughout 2020, we took several actions in response to COVID-19 to support our colleagues, Card Members and merchants. At the same time, we continued to structure the Company for long-term growth by investing in differentiated services and benefits, extending key partnerships, strengthening our network, and executing strategic M&A. We also maintained strong capital and liquidity positions, enabling us to continue paying dividends and investing in initiatives that advance our long-term strategic imperatives of expanding our leadership in the premium consumer space, building on our strong position in commercial payments, strengthening our global network to provide unique value, and making American Express an essential part of our customers' digital lives.

Our 2018-2020 financial results – shown below – reflect two years of consistently strong financial performance, followed by an unprecedented year in which our financial results were significantly impacted by the pandemic.



(1) FX-adjusted information assumes a constant exchange rate between the periods being compared for purposes of currency translation into U.S. dollars (i.e., assumes 2020 foreign exchange rates apply to 2019 results, 2019 foreign exchange rates apply to 2018 results). Total revenues net of interest expense on an FX-adjusted basis is a non-GAAP measure. Management believes the presentation of information on an FX-adjusted basis is helpful to investors by making it easier to compare the Company's performance in one period to that of another period without the variability caused by fluctuations in currency exchange rates.

(2) Adjusted Diluted Earnings per share, excluding the impacts of a litigation-related charge in the first quarter of 2019 and certain discrete tax benefits in the fourth quarter of 2018, is a non-GAAP measure. Management believes adjusted diluted EPS is useful in evaluating the ongoing operating performance of the Company. See Annex A for a reconciliation to diluted EPS on a GAAP basis.

(3) TSR is the total return on common shares over a specified period, expressed as a percentage (calculated based on the change in stock price over the relevant measurement period and assuming reinvestment of dividends). Source: Bloomberg (returns compounded daily), calculated as of December 31, 2020.

2020 Pay Decisions for NEOs

Based on the Company's overall performance, the Compensation and Benefits Committee determined 2020 pay decisions as follows:

- Base Salary – No changes to base salaries

- Annual Incentive Award (AIA) – Payout below target level and lower compared to 2019

- Long-Term Incentive Awards (LTIA)

  - Portfolio Grant (2018 – 2020) – Payout below target level

  - Performance Restricted Stock Units (2018 – 2020) – Vested at target level

  - Stock Options (2018 – 2020) – Vested at target level

(See pages 52-55 for more details)

CEO Total Direct Compensation

The CEO's 2020 Total Direct Compensation decision is consistent with our pay for performance philosophy and focuses on variable and "at-risk" compensation that is closely aligned with Company performance and is sensitive to the Company's stock performance. The chart below shows that 93% of the CEO's 2020 compensation is performance-based with a significant portion (73%) tied to the future performance of the Company.



The CEO's compensation shown below reflects the target direct compensation for 2020 that was set at the start of 2020, as well as the Compensation and Benefits Committee's compensation decision in January 2021 considering 2020 performance and external market data provided by the Compensation and Benefits Committee's independent compensation consultant.

As shown below, 2020 Actual compensation of $19.96 million is 3% below the 2020 Target of $20.50 million and 13% below 2019 Actual compensation of $23 million.



Section 3: Compensation Programs

The following table summarizes the key elements of our executive compensation program and demonstrates the program's focus on annual and long-term incentive compensation that is closely aligned with Company performance and is sensitive to the Company's stock performance:

BASE SALARY	ANNUAL INCENTIVE AWARD (AIA)	LONG-TERM INCENTIVE AWARD (LTIA)
Base salaries correspond to experience and job scope and provide competitive fixed pay.	AIA is designed to recognize the Company's annual performance as well as individual performance.	LTIA is intended to align incentives with shareholder interests and the Company's long-term financial objectives.


Annual Incentive Award (AIA)
15% Customer
15% Colleague
15% Key Priorities for Managing Through the Cycle
55% Shareholder


Long-Term Incentive Award (LTIA)
20% Stock Options
80% Performance RSUs

Base Salary

Base salaries correspond to experience and job scope and provide competitive fixed pay. The Compensation and Benefits Committee periodically reviews salaries and may recommend adjustments driven by market data.

Annual Incentive Award (AIA)

The AIA is an annual cash-denominated performance-based component of executive compensation designed to recognize Company performance as well as individual performance.

The AIA is structured to reflect specific and measurable Company goals, approved by the Compensation and Benefits Committee at the beginning of the year, including key objectives in four categories: Shareholder, Customer, Colleague and Strategic Imperatives. In 2020, following the onset of the pandemic, the Strategic Imperatives section of the scorecard was modified to reflect the 2020 Key Priorities for Managing Through the Cycle because the management team and the Board believe that these are the most important things for the Company to focus on in 2020 to drive long-term value creation, while making progress against the opportunities that would advance the Company's long term strategic imperatives. The Compensation and Benefits Committee believes each performance metric is a clear driver of Company performance and aligns with the Company's focus on continued long-term value creation.

The Compensation and Benefits Committee uses the same Company Scorecard to determine annual incentives for all executives to promote an enterprise-wide focus. The Company scorecard is based on the following metrics:

	Components	Weighting	Key Metrics Considered
Annual Incentive Award	▪ Shareholder	55%	▪ Revenue Growth, EPS, ROE
	▪ Customer	15%	▪ Net Promoter Score, Billings Growth, Active Merchant Locations
	▪ Colleague	15%	▪ Talent Retention and Diversity Representation
	▪ Key Priorities For Managing Through the Cycle	15%	▪ Support our colleagues and win as a team ▪ Protect our customers and the brand ▪ Structure our company for growth in the future ▪ Remain financially strong

The AIA is a formulaic program that considers goals set at the beginning of the fiscal year, along with individual performance, to determine the final payout. The design works as follows for each NEO:

Individual NEO Target Amount	**X**	Company Performance Multiplier (0-150%)	**X**	Individual Performance Multiplier (0-125%)	**=**	Annual AIA Payout (Payout Range: 0-187.5%)

Performance	Multiplier
Significantly Outperform (maximum)	150%
Meets Expectations	100%
Significantly Underperform	<100% Compensation and Benefits Committee Discretion

Actual payout is subject to reduction considering the Compensation and Benefits Committee's assessment of risk taking and risk management results during the year.

2020 Annual Incentive Awards

2020 Performance Multiplier – Company

The Compensation and Benefits Committee evaluated the following results against the performance objectives approved for all NEOs at the beginning of 2020. Financial goals approved at the start of the year were consistent with the full-year guidance that the Company provided publicly in January 2020 and did not change despite the fact that the Company withdrew that guidance in March 2020. For each metric, the goals represent a measurement for a range of outcomes that could result in a higher or lower payout. Following the onset of the pandemic, the Strategic Imperatives section of the scorecard was modified to reflect the 2020 Key Priorities for Managing Through the Cycle because the management team and the Board believe that these are the most important things for the Company to focus on in 2020 to drive long-term value creation. Payouts for 2020 performance occurred in February 2021.

The following table provides details of Company performance in 2020, relative to the goals:

Shareholder (55%)	2020 Target	2020 Actual Performance	2019 Actual Performance
Revenue Growth (FX-adjusted)	9%	(17%)[1]	9%[1]
EPS	$9.05	$3.77	$8.20[2]
ROE	25%	14%	30%[2]
Customer (15%)			
▪ Net Promoter Score		Goal achieved above target level	
▪ Billings Growth (FX-adjusted)	8%	(18%)	6%
▪ Active Merchant Locations		Sustained virtual parity coverage in the U.S.[3], and continued to grow coverage internationally, adding over 3.7 million merchant locations outside of the U.S.	
Colleague (15%)			
▪ Quantitative Talent Retention and Diversity Representation Goals to globally increase minority and women representation at management levels and retain our key talent (High Potential or High Performers)		Goals achieved at or above target levels	

(1) Total revenues net of interest expense on an FX-adjusted basis is a non-GAAP measure. See footnote 1 on page 50 for an explanation of FX-adjusted information. Reported revenue growth was (17%) and 8% for 2020 and 2019, respectively.

(2) 2019 Adjusted diluted EPS and adjusted ROE, excluding the impacts of a litigation-related charge in the first quarter of 2019, are non-GAAP measures. See Annex A for a reconciliation to diluted EPS and ROE on a GAAP basis.

(3) Source: AXP internal data and The Nilson Report Issue 1188, "Global Brand Card Acceptance Worldwide".

Key Priorities for Managing Through the Cycle (15%) | **2020 Results**

- **Support our colleagues and win as a team**
  - ⊘ Enabled over 64,000 global colleagues to work from home
  - ⊘ Developed and began executing against a robust, multi-faceted and centrally coordinated "return to office" plan across 29 countries and 40 sites to continue to ensure the safety and health of all our colleagues
  - ⊘ As part of the creation of the Office of Enterprise Inclusion, Diversity and Business Engagement, a central, cross enterprise-wide Inclusion & Diversity plan was established to create long term momentum and change against six key pillars: Colleague, Customer, Business, Community, Brand, and Culture
  - ⊘ Received numerous employee/workplace accolades including our highest rankings ever in Fortune's 100 Best Companies to Work For (#9), Fortune's Best Workplaces for Women (#15), and PEOPLE's 50 Companies That Care (#10)

- **Protect our customers and our brand**
  - ⊘ Developed short-term and enhanced long-term financial relief programs to address the financial needs of customers in over 20 countries across the globe
  - ⊘ Enhanced our value propositions on many of our consumer and small business products by adding limited time offers and statement credits in categories that are relevant to the current environment, such as wireless, groceries, streaming services, business essentials and food delivery
  - ⊘ Maintained attrition rates below 2019 levels
  - ⊘ Customer sentiment as measured by Net Promoter Score (NPS) improved vs. 2019 baseline
  - ⊘ Executed the largest-ever global Shop Small campaign in 18 countries and territories
  - ⊘ Ranked #1 credit card issuer in the J.D. Power 2020 U.S. Credit Card Satisfaction Study and #1 for our mobile app in the 2020 U.S. Credit Card Mobile App Satisfaction Study for Best Credit Card Mobile App, ranking first out of 11 U.S. issuers on all four factors of the study (navigation; visual appeal; speed; and information/content)

- **Structure the company for growth in the future**
  - ⊘ Extended key partnerships, including Marriott, British Airways, Amazon and Lowe's
  - ⊘ First foreign card processing network to launch in mainland China
  - ⊘ Added over 3.7 million merchant locations outside of the U.S.
  - ⊘ Completed the acquisition of Kabbage, a digital SME cash management platform
  - ⊘ Launched a proprietary accounts payable automation offering, American Express One AP, and overall AP automation volumes across our proprietary and partner platforms doubled in 2020

- **Remain financially strong**
  - ⊘ Our balance sheet remained very strong – cash and investment balances reached all-time highs during 2020
  - ⊘ Fourth quarter common Equity Tier 1 ratio of 13.5% was significantly above our 10-11% target, and we paid the dividend in all quarters
  - ⊘ Global charge and lending write-off and delinquency rates have remained best-in-class

Based on the Company's overall performance in 2020 across Shareholder, Customer, Colleague, and Key Priorities Managing Through the Cycle, the Compensation and Benefits Committee determined the 2020 Company Performance Multiplier to be below target at 80%.

Performance Multiplier – Individual

The Compensation and Benefits Committee has discretion to modify awards downward or upward to differentiate and reward leadership performance. Factors considered in determining the appropriate individual multiplier for the NEOs included the assessment of risk taking, risk management, and performance against the Company's leadership behaviors (Setting the Agenda, Bringing Others With You and Doing It the Right Way) in light of the challenges presented in 2020. The maximum individual performance multiplier for leadership performance is 125%.

Summary of NEOs' AIA for 2020

The following table summarizes the actual AIA paid to each NEO for the 2020 performance year (in thousands).

Name	Target AIA	x	Company Multiplier	x	Individual Multiplier	=	Actual AIA
S.J. Squeri	$ 4,500		80%		110%		$ 3,960
J.C. Campbell	$ 3,700		80%		111%		$ 3,285
D.E. Buckminster	$ 4,000		80%		113%		$ 3,600
A.D. Williams	$ 3,400		80%		110%		$ 2,995
L.E. Seeger	$ 2,850		80%		102%		$ 2,330

Long-Term Incentive Award (LTIA)

Our LTIA aligns NEOs' interests with those of shareholders and establishes retention incentives through multi-year, performance-based vesting periods. The elements of the Company's LTIA and their respective features are described in the table below:

Element	Key Metrics	Features
Performance Restricted Stock Units (80% of award)	▪ 3-year average ROE as compared to performance peers ▪ Relative TSR compared to the same performance peers as ROE	▪ 3-year cliff vesting period ▪ Payout tied to 3-year relative performance and stock price performance ▪ 0-120% of target shares awarded
Stock Options (20% of award)	▪ Stock price appreciation	▪ 3-year cliff vesting period ▪ Must meet positive cumulative net income threshold to be exercisable ▪ 10-year term

Performance Restricted Stock Units

As a financial institution with a lending book and fee income, we consider effective returns on capital to be a validation of high performance. The program requires top-quartile ROE for Performance Restricted Stock Units to pay out at target, and above target payouts are contingent on TSR performance being in the top third of our peer group regardless of our ROE performance. Median ROE performance results in an 80% payout.

AXP Relative ROE Performance	Payout %[1]
>90th	120%
75th	100%
50th	80%
25th	50%
<25th	0%

+

AXP Relative TSR Performance	Payout %
67th Percentile or better of Performance Peer Group	Up to 120%
< 67th Percentile of Performance Peer Group	Cap at 100%

Performance Peers

Our comparators include the largest financial companies in the lending and payments business and reflect strong alignment with the Company's business. Our peer group for this LTIA program includes the Company's key competitors as well as a subset of S&P 500 Financials within similar industries as the Company and with ROEs subject to Comprehensive Capital Analysis and Review (CCAR) and other similar macroeconomic conditions as the Company, including global credit, lending and regulatory trends:

- Bank of America
- BNY Mellon
- Capital One Financial
- Citigroup
- Citizens Financial Group
- Discover
- Fifth Third Bancorp
- Goldman Sachs
- Huntington Bancshares
- JPMorgan Chase
- KeyCorp
- Mastercard
- M&T Bank
- Morgan Stanley
- Northern Trust
- PayPal
- PNC Financial Services Group
- Regions Financial
- State Street
- Truist Financial
- U.S. Bancorp
- Visa
- Wells Fargo

[1] Straight line interpolation applies if performance is between two points.

Summary of NEO's LTIA Award in 2020 (Granted in January 2021)

Based on Company and individual performance in 2020, the Compensation and Benefits Committee granted the following long-term incentive awards in January 2021. The payouts of these awards are dependent on the achievement of the key metrics described above. The award amount for each NEO is as follows:

	S.J. Squeri	J.C. Campbell	D.E. Buckminster	A.D. Williams	L.E. Seeger
Performance Restricted Stock Units	$ 11,600	$ 4,240	$ 4,720	$ 3,880	$ 3,520
Stock Options	$ 2,900	$ 1,060	$ 1,180	$ 970	$ 880
Total	**$ 14,500**	**$ 5,300**	**$ 5,900**	**$ 4,850**	**$ 4,400**

Section 4: Compensation Determination Process

Annual Compensation and Decision-Making Process

Our Compensation and Benefits Committee is responsible for assisting the Board of Directors in its oversight responsibilities related to executive compensation programs, including determining the payouts for the last completed fiscal year and setting the annual performance goals for the upcoming performance cycle for each of our Executive Officers including the CEO. Typically, the Committee follows the key activities outlined below:



Establish and Approve
- ✓ Establish metrics and goals for the current year including strategic goals for the CEO and review prior year Company performance
- ✓ Approve Incentive payouts for the CEO and Executive Officers
- ✓ Approve the CD&A and Proxy Tables

Review and Assess
- ✓ Review progress toward goals
- ✓ Review shareholder engagement inputs
- ✓ Assess progress towards pay equity commitment

Evaluate and Recommend
- ✓ Evaluate any updates to existing governance protocols
- ✓ Evaluate CEO performance against strategic goals set at the beginning of the year
- ✓ Recommend preliminary compensation for the CEO and Executive Officers

Peer Group and Benchmarking

Our pay program is designed to reward achievement of financial and strategic goals and to attract, retain and motivate our leaders in a competitive talent market. The Compensation and Benefits Committee periodically examines pay practices and pay data for a group of 20 companies as a source of benchmarking data to better understand the competitiveness of our compensation program and its various elements. While the benchmarking data is used to assess the competitiveness of our compensation program, it is only one of a number of factors used to make final pay decisions.

How We Select the Company's Compensation Peers

In selecting the current compensation peer group, the Compensation and Benefits Committee identified prominent S&P 500 companies, generally with revenue levels similar to ours, falling into the following categories: (1) financial institutions; (2) iconic global consumer brands; and (3) payments and technology businesses.

Comparator Group for 2020

Financial Institutions	**Iconic Global Consumer Brands**	**Payments & Technology Businesses**
▪ Bank of America	▪ Coca-Cola	▪ Cisco
▪ BNY Mellon	▪ Colgate-Palmolive	▪ Discover
▪ BlackRock	▪ Nike	▪ Mastercard
▪ Capital One Financial	▪ PepsiCo	▪ PayPal
▪ Citigroup	▪ Starbucks	▪ Visa
▪ Goldman Sachs		
▪ JPMorgan Chase		
▪ Morgan Stanley		
▪ U.S. Bancorp		
▪ Wells Fargo		

Role of the Independent Compensation Consultant

The Compensation and Benefits Committee is composed solely of independent directors. The Committee is responsible for approving our executive officer compensation decisions. It has retained Semler Brossy Consulting Group (Semler Brossy) as its independent compensation consultant. The Committee held seven meetings over the course of 2020, all of which ended with executive sessions without management present. During 2020, Semler Brossy attended Compensation and Benefits Committee and American Express National Bank Board meetings, including executive sessions, and provided compensation advice independent of the Company's management. Semler Brossy does no other work for the Company. The Compensation and Benefits Committee assessed the independence of Semler Brossy pursuant to SEC rules and concluded that their work did not raise any conflicts of interest.

2021 Annual Target Direct Compensation

The Compensation and Benefits Committee reviews target direct compensation each year. In reviewing target compensation levels, the Compensation and Benefits Committee considers various factors, such as roles and responsibilities, experience, industry expertise, internal equity, Company and individual performance, as well as market data and pay mix for the Company's peer group, which was provided by the Compensation and Benefits Committee's independent compensation consultant. All compensation components except base salary are performance based:

For performance year 2021, there are no changes from 2020 to the target direct compensation listed below:

	S.J. Squeri	**J.C. Campbell**	**D.E. Buckminster**	**A.D. Williams**	**L.E. Seeger**
Base Salary	$ 1,500	$ 1,000	$ 1,100	$ 850	$ 850
AIA[1]	$ 4,500	$ 3,700	$ 4,000	$3,400	$2,850
Performance Restricted Stock Units[2]	$11,600	$ 4,240	$ 4,720	$3,880	$3,520
Stock Options[3]	$ 2,900	$ 1,060	$ 1,180	$ 970	$ 880
Total Target Direct Compensation	**$20,500**	**$10,000**	**$11,000**	**$9,100**	**$8,100**

(1) Actual AIA payout will be based on Company and individual performance in 2021 considering performance against pre-established 2021 goals.

(2) Performance Restricted Stock Units cliff vest after three years based on relative ROE and relative TSR performance over the three year period.

(3) Stock Options cliff vest 100% after three years based on positive cumulative net income.

Settlement of LTIA Granted in January 2018

The Compensation and Benefits Committee awarded long-term incentives (Portfolio Grants and Performance Restricted Stock Units) in 2018 that vest based on performance over a three-year period. The target goals established in the first quarter of 2018 were consistent with the Company's business plan and management expectations at the start of the performance period. While evaluating actual performance, the Compensation and Benefits Committee deemed it appropriate to consider adjustments when determining the payout, including certain tax, litigation and credit-related impacts as well as certain investments on initiatives related to the Company's Key Priorities for Managing Through the Cycle that were not contemplated when setting goals at the start of 2018.

Portfolio Grant Awarded in January 2018 (Vesting Based on 2018-2020 Performance)

Under the Portfolio Grant (PG) program, management is assessed and rewarded for performance against a combination of financial objectives (EPS and revenue weighted at 30% and 20%, respectively) and results against specific strategic milestones (weighted at 50%) that indicate success in positioning the Company for the future. While the Company continued to make strong progress on the strategic milestones over this period, EPS and revenue were significantly impacted by the pandemic in 2020. As a result, EPS and revenue performance were below target for the three-year period, resulting in scores of 78% and 0% for those objectives, respectively. Performance against strategic milestones remained strong throughout the three-year period, resulting in an above target score of 125%.

The strategic milestones established for this grant covered a range of initiatives as set forth below. The range of payouts for achievement against strategic milestones, as with the other elements, is from 0% to 125% of target.

Strategic Milestones	Achievements
Strategic Imperatives • Expand leadership in the premium consumer space • Build on our strong position in commercial payments • Strengthen our global integrated network to provide unique value • Make AXP an essential part of our customers digital lives	**Consumer:** Disciplined refresh cycle of premium products in 2018-2019, strategic acquisitions such as Loungebuddy and Resy to enhance lifestyle benefit offerings. Majority of new Card Members in 2018-2020 chose fee-based products supporting growth in subscription-like fee revenue. **Commercial:** Expansion of AP automation offerings through multiple partnerships and the acquisition of Acompay, which relaunched in 2020 as American Express One AP, to service the full AP file for mid-sized clients. Double digit billed business growth in International SME in both 2018 and 2019. Acquired Kabbage in 2020, a leading digital SME cash management platform to support "beyond the card" strategy. **Network:** Achieved and sustained virtual parity coverage[1] in the U.S. and continued to grow coverage internationally, adding over 3.7 million merchant locations outside of the U.S. in 2020. Launched the first foreign card processing network in China. **Digital:** Enhanced capabilities to meet the evolving digital needs of our Card Members, strong adoption of Pay It Plan It with over 5.7 million Plans created since launch totaling over $4.7 billion (with Millennials/GenZ accounting for >45% of plans) and built upon the digital capabilities and experiences we offer to Card Members through the integration of acquisitions and expansion of partnerships. Recognized as the #1 mobile app in the J.D. Power 2020 U.S. Credit Card Mobile App Satisfaction Study for Best Credit Card Mobile App. ~70% of Non-T&E spend was online/card-not-present in 2020. In addition to delivering against the strategic imperatives in 2020, the Company shifted its focus to address the challenges of the pandemic with a framework that is built on four priorities: supporting our colleagues and winning as a team; protecting our customers and our brand; structuring the Company for growth in the future; and remaining financially strong. The progress we made on these key priorities for managing through the cycle is detailed in the AIA discussion on page 54.

[1]   Source: AXP internal data and The Nilson Report Issue 1188, "Global Brand Card Acceptance Worldwide".

Based on the performance against these three objectives as explained above, the Compensation and Benefits Committee concluded that the overall payout under the 2018-2020 Portfolio Grant Award Program is below target at 86%.

Performance Metrics

	3-year Cumulative EPS (30%)	2020 Revenue (20%)	Strategic Milestones (50%)	Total
Score	78%	0%	125%	86%

Performance RSUs Awarded in January 2018 (Vesting Based on 2018-2020 Performance)

Performance RSUs were awarded in January 2018 for the three-year performance period ending December 2020. The awards vested at Target based on the Company's three-year average adjusted ROE performance, which was 25.1%[1].



[1]   2018 adjusted ROE excludes the impact of certain discrete tax benefits in Q4'18. 2019 adjusted ROE excludes the impact of a litigation-related charge in Q1'19. See Annex A for a reconciliation to ROE on a GAAP basis.

Section 5: Compensation Policies and Practices

Discouraging Imprudent Risk Taking

Our executive compensation program is:

⊘ Structured to provide a balance of cash and stock; annual and long-term incentives; and varied performance measures over different time horizons;

⊘ Designed to encourage the proper level of risk taking consistent with our business model and strategies; and

⊘ Designed to be consistent with regulatory principles for safety and soundness.

The following policies and procedures help discourage imprudent risk taking:

Discouraging Imprudent Risk Taking

Cross-Section of Metrics	We assess Company performance against a cross-section of key metrics and over multiple time frames to discourage undue focus on short-term results or on any one metric and to reinforce risk balancing in performance measurement. Our incentive plans are not overly leveraged (i.e., there is a cap on the maximum payout).
Annual Risk Goals	Our Chief Risk Officer reviews goals for safety and soundness in relation to the Company's risk appetite and sets certain annual risk goals for the Company at the beginning of each year
Monitoring of Risk	We monitor relevant metrics, including credit risk and market risk metrics, performance against our risk appetite thresholds as well as material operational risk events on a regular basis. We assign control and compliance ratings to each business unit as part of our annual assessment of performance.
Adjustment of Compensation	At year-end, our Chief Risk Officer meets with the Compensation and Benefits Committee and certifies as to whether actual results were achieved with proper risk governance and oversight, and whether the Company executed on its broad range of programs that help to avoid imprudent risk taking. The Chief Risk Officer issues a year-end memorandum summarizing an overall assessment of the Company's risk profile. If deemed necessary, risk adjustments are made to Company annual incentive funding levels as well as to individual incentive awards.
Deferred Incentive Compensation	At least 50% of total incentive compensation for executive officers is deferred for at least three years with performance-based payout.
Performance Based Vesting	Performance Restricted Stock Units are used in place of time-based RSUs for the Company's senior colleagues
Stock Ownership Requirements	We have robust stock ownership requirements for our CEO and other NEOs (as described below).

Stock Ownership Guidelines

Our current stock ownership guidelines require the CEO and our other NEOs to own and maintain a substantial stake in the Company. The CEO and our other NEOs are required to accumulate shares (i.e., shares owned outright, excluding unvested/unearned shares and unexercised stock options) with a value equivalent to a target multiple of their base salary, and to retain 50% of the net after-tax shares received upon vesting or exercise of their equity awards until guidelines are met. The specific requirements are as follows:

CEO	**10x** BASE SALARY	All Other NEOs	**3x** BASE SALARY

All of our NEOs own more than the target number of shares.

Clawback and Recoupment Policies

We seek to recover, to the extent practicable, performance-based compensation from any executive officer and certain other members of senior management under certain circumstances. The Company has two arrangements to clawback or cancel awards:

▪ Detrimental Conduct Agreement

▪ Incentive Compensation Recoupment Policy

The table below outlines our policies:

	Detrimental Conduct Agreement	**Incentive Compensation Recoupment Policy**
WHO	▪ **Approximately 1,500 colleagues at Vice President level and above (including CEO)**	▪ **All colleagues**
WHEN	▪ **Colleague engages in detrimental conduct:** ▪ Working for a competitor (applies to approximately 500 colleagues) ▪ Soliciting American Express colleagues or customers ▪ Denigrating the Company in the media ▪ Engaging in certain misconduct that leads to termination ▪ Other detrimental conduct categories (e.g. sharing confidential information)	▪ **AXP financial results are restated:** ▪ Colleagues engaged in fraud or misconduct that caused or partially caused the need for the restatement; and ▪ Less compensation would have been paid to the colleagues based upon the restated financial results
WHAT	▪ **Forfeit unvested equity awards and repay proceeds from Incentive Compensation Plan awards that vested in the last two years and dividends paid on restricted stock**	▪ **Company will seek to recover the difference between the amount actually paid and what should have been paid based on the restated financial results**

In addition, the cash portion of the CEO's AIA is subject to recoupment at the discretion of the Compensation and Benefits Committee if the Company does not achieve acceptable performance in the following year.

Perquisites

We provide limited perquisites to support our objective to attract and retain talent for key positions, as well as to address security concerns. For the CEO, the Company's security policy requires him to use for all travel purposes, to the maximum extent practicable, the automobiles and aircraft provided by the Company for business travel. We also provide an annual cash perquisite allowance of $35,000 for executive officers of the Company, which includes all NEOs. Our NEOs are also eligible to receive certain benefits available to all other colleagues with a corporate card including Membership Reward points which are available for personal use.

Post-Employment Compensation

Retirement Benefits

NEOs receive retirement benefits through the following plans:

▪ Retirement Savings Plan (RSP): A qualified 401(k) savings plan available to all eligible U.S. colleagues.

▪ Retirement Restoration Plan (RRP): A U.S. nonqualified savings plan that makes up for 401(k) benefits that would otherwise be lost as a result of contribution limits for qualified plans under U.S. law.

▪ Deferral Plan: Allows U.S. NEOs to defer a portion of their base salary and AIA payout. The annual deferral limit is equal to one times the NEO's base salary.

NEO retirement benefits are more fully described under Retirement Plan Benefits on page 70 and under Nonqualified Deferred Compensation on pages 71 and 72.

Severance: Senior Executive Severance Policy

The Compensation and Benefits Committee must pre-approve severance for the Company's executive officers. Under the Senior Executive Severance Policy, NEOs who are terminated involuntarily (except in cases of misconduct) receive cash severance benefits equal to one and one half years of base salary and target AIA. The Company also provides pro rata AIA payment for the year of termination. LTIAs continue to vest and certain benefits continue during the severance period, unless the executive begins full-time, outside employment. U.S. based NEOs who are age 65 or older are not eligible for severance, unless the Compensation and Benefits Committee specifically approves severance for such an executive.

To protect shareholders and our business model, executives are required to comply with non-compete, non-solicitation, confidentiality and non-denigration provisions during the period of time they are receiving severance. Our uniform severance policy helps to avoid special treatment and provides an important enforcement mechanism for these protections.

Tax Treatment

Tax rules generally limit the deductibility of compensation paid to our NEOs to $1 million per year. The Compensation and Benefits Committee maintains the flexibility to pay nondeductible incentive compensation.

Section 6: Report of the Compensation and Benefits Committee

The Compensation and Benefits Committee has reviewed and discussed the CD&A with management. Based on such review and discussion, it recommended to the Board, and the Board approved, the inclusion of the CD&A in this Proxy Statement.

COMPENSATION AND BENEFITS COMMITTEE*

Ronald A. Williams, Chair
John J. Brennan
Peter Chernin
Ralph de la Vega

Theodore J. Leonsis
Lynn A. Pike
Christopher D. Young

*   Reflects 2020 Compensation and Benefits Committee membership

Note Regarding 2020 Total Direct Compensation Decisions and Summary Compensation Table

It is important to recognize that the way the Compensation and Benefits Committee presents Total Direct Compensation (on page 51) is different from the SEC-required disclosure in the Summary Compensation Table on the following page and is not a substitute for the information in that table.

In summary, the main difference between the Summary Compensation Table and Total Direct Compensation is the timing of disclosure related to equity awards. The chart below details this methodology.

		Summary Compensation Table**	**Total Direct Compensation**
Concept and Purpose		Uses SEC methodology, which includes a mix of both cash compensation actually earned during 2020 and estimated value of equity granted in 2020 SEC-mandated compensation disclosure	Includes only pay that is awarded based on 2020 performance—reflects the Compensation and Benefits Committee's January 2021 compensation decisions based on 2020 performance
Calculated as a sum of:	Base Salary	▪ Base salary paid in 2020	▪ Base salary set for 2020
	Annual bonus	▪ Annual cash bonus earned for 2020 performance	▪ Total annual bonus awarded for 2020 performance—regardless of form of payment (i.e., cash or equity)
	Portfolio Grant award	▪ Value of PG earned for 2018-2020 (if paid in cash)	▪ Not applicable because program eliminated as of 2019
	Equity awards	▪ Accounting value of equity awards (Stock Options and Performance Restricted Stock Units) granted in 2020	▪ Grant date value of equity awards (Stock Options and Performance Restricted Stock Units) granted in January 2021 for performance year ending 2020

**   The SEC rules also require disclosure of additional elements of compensation beyond the ones mentioned in this table, such as future pay opportunities for pension benefits, above market interest rate on deferred compensation and all other compensation.

Summary Compensation Table

The following Summary Compensation Table summarizes the compensation of our NEOs for the year ended December 31, 2020, using the SEC-required disclosure rules. It is important to recognize that 2020 Total Direct Compensation determined by the Compensation and Benefits Committee is different than the amounts disclosed below. See page 62 for key differences between the Summary Compensation Table and Total Direct Compensation awarded by the Compensation and Benefits Committee for 2020 Performance.

Name and Principal Position	Year	Salary	Bonus[1]	Stock Awards[2],[3]	Option Awards[2]	Non-Equity Incentive Plan Compensation[4]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[5]	All Other Compensation[6]	Total
S.J. Squeri Chairman and CEO	2020	$ 1,500,000	$ 3,960,000	$ 13,016,122	$ 2,899,986	$ 2,322,000	$ 64,575	$ 458,636	$ 24,221,319
	2019	$ 1,500,000	$ 7,000,000	$ 10,318,663	$ 2,439,992	$ 1,875,000	$ 83,985	$ 578,362	$ 23,796,002
	2018	$ 1,487,500	$ 5,850,000	$ 5,999,903	$ 1,499,996	$ 1,860,000	$ 758	$ 643,285	$ 17,341,442
J.C. Campbell Chief Financial Officer	2020	$ 1,000,000	$ 3,285,000	$ 4,857,541	$ 1,059,986	$ 1,290,000	$ 0	$ 206,880	$ 11,699,407
	2019	$ 1,000,000	$ 5,300,000	$ 4,405,932	$ 899,979	$ 1,875,000	$ 0	$ 264,580	$ 13,745,491
	2018	$ 1,000,000	$ 4,900,000	$ 3,120,447	$ 729,372	$ 1,860,000	$ 0	$ 254,833	$ 11,864,652
D.E. Buckminster Group President, Global Consumer Services Group	2020	$ 1,083,333	$ 3,600,000	$ 5,296,166	$ 1,179,992	$ 1,118,000	$ 54,684	$ 232,212	$ 12,564,387
	2019	$ 983,333	$ 5,700,000	$ 4,059,749	$ 959,993	$ 1,625,000	$ 68,497	$ 274,100	$ 13,670,672
	2018	$ 881,250	$ 4,500,000	$ 2,586,045	$ 613,855	$ 1,488,000	$ 0	$ 258,600	$ 10,327,750
A.D. Williams Group President, Global Merchant and Network Services	2020	$ 850,000	$ 2,995,000	$ 4,353,631	$ 969,994	$ 860,000	$ 53,347	$ 186,869	$ 10,268,841
	2019	$ 841,667	$ 4,850,000	$ 3,467,769	$ 819,983	$ 1,250,000	$ 59,057	$ 240,332	$ 11,528,808
	2018	$ 781,250	$ 3,700,000	$ 2,220,580	$ 529,371	$ 1,116,000	$ 0	$ 192,159	$ 8,539,360
L.E. Seeger Chief Legal Officer and Corporate Secretary	2020	$ 841,667	$ 2,330,000	$ 3,949,666	$ 879,976	$ 946,000	$ 0	$ 191,729	$ 9,139,038
	2019	$ 800,000	$ 2,350,000	$ 3,044,865	$ 719,983	$ 1,375,000	$ 0	$ 223,910	$ 8,513,758
	2018	$ 800,000	$ 2,500,000	$ 2,023,953	$ 475,896	$ 1,364,000	$ 0	$ 223,910	$ 7,387,759

[1] The amounts in this column reflect AIA cash payments for the respective performance year.

[2] Represents the aggregate grant date fair value of the awards pursuant to FASB ASC Topic 718, Compensation – Stock Compensation. Additional details on accounting for stock-based compensation can be found in Note 10 Stock Plans, to our Consolidated Financial Statements contained in our 2020 Annual Report on Form 10-K.

[3] For each executive's stock award, the maximum value as of the grant date, assuming the highest level of performance will be achieved and based on the closing price of the Company's common shares on the NYSE on the grant date, is as follows: Messrs. Squeri ($13,919,893), Campbell ($5,187,797), Buckminster ($5,663,820) and Williams ($4,655,941) and Ms. Seeger ($4,223,899).

[4] The 2020 amounts in this column reflect the cash payment made to the NEO in respect of a payout under the PG 2018-20 awards granted in 2018, in accordance with award terms. This is the last payout under this program since the PG award program was eliminated beginning 2019.

[5] The amounts in this column reflect the actuarial increase or decrease in the present value of the NEOs' benefits under all defined benefit pension plans established by the Company. The amounts reflect the impact of changes in interest rates and the NEOs' changes in age during the year which are used to measure the present value. Mr. Campbell and Ms. Seeger are not eligible to participate in the defined benefit plan due to their employment commencement dates.

[6] See the All Other Compensation table on the following page for additional information.

All Other Compensation

Name	Year	Perquisites and Other Personal Benefits[1]	Tax Payments/ Reimbursements[2]	Company Contributions to Defined Contribution Plans[3]	Executive Life Insurance[4]	Total
S.J. Squeri	2020	$ 214,191	N/A	$ 240,000	$ 4,445	$ 458,636
	2019	$ 304,329	N/A	$ 270,000	$ 4,033	$ 578,362
	2018	$ 384,242	N/A	$ 255,375	$ 3,668	$ 643,285
J.C. Campbell	2020	$ 35,000	N/A	$ 160,000	$11,880	$ 206,880
	2019	$ 76,840	N/A	$ 180,000	$ 7,740	$ 264,580
	2018	$ 67,093	N/A	$ 180,000	$ 7,740	$ 254,833
D.E. Buckminster	2020	$ 61,669	$ 0	$ 166,667	$ 3,876	$ 232,212
	2019	$ 101,064	$ 0	$ 169,500	$ 3,536	$ 274,100
	2018	$ 108,566	$ 0	$ 146,813	$ 3,221	$ 258,600
A.D. Williams	2020	$ 43,129	N/A	$ 136,000	$ 7,740	$ 186,869
	2019	$ 88,442	N/A	$ 147,750	$ 4,140	$ 240,332
	2018	$ 59,206	N/A	$ 128,813	$ 4,140	$ 192,159
L.E. Seeger	2020	$ 52,656	N/A	$ 131,333	$ 7,740	$ 191,729
	2019	$ 72,170	N/A	$ 144,000	$ 7,740	$ 223,910
	2018	$ 72,170	N/A	$ 144,000	$ 7,740	$ 223,910

[1]   See the Perquisites and Other Personal Benefits table on the following page for additional information regarding the components of this column.

[2]   For Mr. Buckminster, who was on international assignment in London until June 2014, trailing tax equalization payments or reimbursements have been made and recorded following the termination of his assignment in 2014 in order to address any foreign tax obligations relating to income received, awarded or earned during his assignment. In 2020, American Express realized a foreign tax credit of approximately $1,515,000 relating to payments made by the Company on Mr. Buckminster's behalf in previous years. This amount was returned to the Company and is not reflected in the table above.

[3]   This column reflects Company contributions to the NEOs' accounts under the Company's RSP and RRP-RSP. See pages 70-72 for a further description of the RSP and the RRP-RSP.

[4]   This column reflects income imputed to the NEOs under the Company's executive life insurance program.

Perquisites and Other Personal Benefits

Name	Year	Local and Other Travel Benefits[1]	Personal Use of Company Aircraft[1],[2]	Flexible Perquisite Allowance[3]	Home Security System[4]	Security During Personal Trips[4]	International Assignment/ Relocation[5]	Other Benefits[6]	Total
S.J. Squeri	2020	$ 24,847	$ 102,799	$ 35,000	$ 24,510	$ 19,002	N/A	$ 8,033	$ 214,191
	2019	$ 23,843	$ 197,350	$ 35,000	$ 2,770	$ 36,496	N/A	$ 8,870	$ 304,329
	2018	$ 19,820	$ 198,219	$ 35,000	$ 81,482	$ 31,001	N/A	$ 18,720	$ 384,242
J.C. Campbell	2020	N/A	$ 0	$ 35,000	N/A	N/A	N/A	$ 0	$ 35,000
	2019	$ 30,000	$ 11,840	$ 35,000	N/A	N/A	N/A	$ 0	$ 76,840
	2018	$ 30,000	$ 2,093	$ 35,000	N/A	N/A	N/A	$ 0	$ 67,093
D.E. Buckminster	2020	N/A	$ 0	$ 35,000	N/A	N/A	$ 26,669	$ 0	$ 61,669
	2019	$ 30,000	$ 6,861	$ 35,000	N/A	N/A	$ 29,203	$ 0	$ 101,064
	2018	$ 30,000	$ 8,154	$ 35,000	N/A	N/A	$ 34,693	$ 719	$ 108,566
A.D. Williams	2020	N/A	$ 0	$ 35,000	N/A	N/A	N/A	$ 8,129	$ 43,129
	2019	$ 30,000	$ 0	$ 35,000	N/A	N/A	N/A	$ 23,442	$ 88,442
	2018	$ 0	$ 0	$ 35,000	N/A	N/A	N/A	$ 24,206	$ 59,206
L.E. Seeger	2020	N/A	$ 13,473	$ 35,000	N/A	N/A	N/A	$ 4,183	$ 52,656
	2019	$ 30,000	$ 0	$ 35,000	N/A	N/A	N/A	$ 7,170	$ 72,170
	2018	$ 30,000	$ 0	$ 35,000	N/A	N/A	N/A	$ 7,170	$ 72,170

[1] Starting 2020, we have discontinued the local travel allowance for NEOs other than Mr. Squeri. The Company's security policy requires the CEO to use for all travel purposes, to the maximum extent practicable, the automobiles and aircraft provided by the Company to executives for business travel. The calculation of the incremental cost for personal use of Company-owned automobiles and aircraft is based on the variable cost to the Company of operating the automobiles and aircraft and includes, among other things, fuel costs, maintenance costs and, in the case of aircraft, the cost of trip-related crew hotels and meals, and landing and ground handling fees. The calculation does not include fixed costs that would have been incurred regardless of whether there was any personal use of the automobiles or aircraft (e.g., purchase costs and depreciation, driver and flight crew fixed salaries and benefits, insurance costs, etc.).

[2] The CEO's personal use of Company aircraft is limited to $200,000 per year and the CEO is required to reimburse the Company any incremental costs in excess of $200,000 per year for travel on Company aircraft that is deemed by the SEC to be personal use. Ms. Seeger's 2020 amounts are in connection with personal travel in accordance with appropriate approvals.

[3] The amount in this column reflects the perquisite allowance paid to the NEOs.

[4] The amounts in these columns include costs associated with home security and security during personal trips for Mr. Squeri. Amounts include $22,449 for security system installation and $2,061 for ongoing security services.

[5] The amounts shown include international tax and reporting services (not payments or reimbursements) in connection with Mr. Buckminster's repatriation to the U.S. due to trailing tax liabilities. The services provided to Mr. Buckminster are provided to all employees on international assignment.

[6] This column reflects the aggregate amount of other perquisites and personal benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of all perquisites and other personal benefits reported for the NEO. These other benefits consist of office parking, reimbursements for certain information technology services and, on occasion, use of the Company's tickets for sporting and entertainment events for personal rather than business purposes. We generally incur no incremental cost for the provision of such additional benefits.

Grants of Plan-Based Awards

The following table provides information on awards granted to each of our NEOs.

Name	Award Type[1]	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			Exercise Price or Base Price of Option Awards ($/sh)[1]	Grant Date Fair Value of Stock and Option Awards ($)[3]
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
S.J. Squeri	AIA		1/28/2020	$ 0	$ 4,500,000	$ 8,437,500					
	SO	1/29/2020	1/28/2020					112,272		$ 131.68	$ 2,899,986
	PRSU	1/29/2020	1/28/2020				0	88,092	105,710		$ 13,016,122
J.C. Campbell	AIA		1/28/2020	$ 0	$ 3,700,000	$ 6,937,500					
	SO	1/29/2020	1/28/2020					41,037		$ 131.68	$ 1,059,986
	RSU	1/29/2020	1/28/2020					759			$ 99,945
	PRSU	1/29/2020	1/28/2020				0	32,199	38,638		$ 4,757,595
D.E. Buckminster	AIA		1/28/2020	$ 0	$ 4,000,000	$ 7,500,000					
	SO	1/29/2020	1/28/2020					45,683		$ 131.68	$ 1,179,992
	PRSU	1/29/2020	1/28/2020				0	35,844	43,012		$ 5,296,166
A.D. Williams	AIA		1/28/2020	$ 0	$ 3,400,000	$ 6,375,000					
	SO	1/29/2020	1/28/2020					37,553		$ 131.68	$ 969,994
	PRSU	1/29/2020	1/28/2020				0	29,465	35,358		$ 4,353,631
L.E. Seeger	AIA		1/28/2020	$ 0	$ 2,850,000	$ 5,343,750					
	SO	1/29/2020	1/28/2020					34,068		$ 131.68	$ 879,976
	PRSU	1/29/2020	1/28/2020				0	26,731	32,077		$ 3,949,666

1. Award types

Annual Incentive Awards (AIA): The AIA is an annual cash-denominated performance-based component of executive compensation. Performance is measured against measurable goals and actual amounts paid are based on 2020 performance. Additional information regarding how the payout amounts for these awards are determined is on pages 53-54.

Stock Options (SO): Options have a ten-year term and 100% of these shares become exercisable on the third anniversary of the grant date. The exercise price of these awards is the closing price of the Company's common shares on the NYSE on the grant date. Based on guidance from the Federal Reserve, the Company added a performance condition to the vesting of all Stock Option awards. Vesting of these awards is contingent on positive Cumulative Net Income during the three-year vesting period.

Restricted Stock Units (RSU): For Mr. Campbell, RSUs were granted in connection with his 2019 AIA to comply with regulatory guidance. These RSUs are payable on the third anniversary of the grant date subject to positive Cumulative Net Income over 2020-2022 and are not subject to continued employment.

Performance Restricted Stock Units (PRSU): These awards vest on the third anniversary of the grant date based on performance against the relative ROE and relative TSR targets during the performance period. See page 55 for additional information on our Performance Restricted Stock Unit program.

2. Estimated future payouts under non-equity/equity incentive plan awards

The amounts shown under these columns represent potential threshold, target, and maximum payouts for achievement of performance levels for awards granted.

Annual Incentive Awards: Actual annual cash incentive payout amounts are determined by both Company performance and individual performance multipliers, ranging from 0% to 187.5% of target levels.

Performance Restricted Stock Units: Actual payout is determined by relative ROE and TSR performance ranging from 0% to 120% of target levels.

3. Grant date fair value of stock and option awards

Represents the aggregate grant date fair value of the awards pursuant to FASB ASC Topic 718, Compensation – Stock Compensation. Additional details on accounting for stock-based compensation can be found in Note 10, Stock Plans, to our Consolidated Financial Statements contained in our 2020 Annual Report on Form 10-K.

Awards may vest in certain circumstances as described in the Potential Payments Upon Termination or CIC table.

Outstanding Equity Awards at Fiscal Year-End 2020

Name	Grant Date	Option Awards					Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)(a)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)(a)
S.J. Squeri	1/29/2020			112,272[1]	$ 131.68	1/29/2030			105,710[d]	$ 12,781,396
	1/29/2019			104,407[1]	$ 100.96	1/29/2029			96,671[d]	$ 11,688,491
	1/23/2018			66,225[1]	$ 97.98	1/23/2028			61,236[c]	$ 7,404,045
	10/31/2017	234,619[4]	—		$ 95.52	10/31/2024				
	1/24/2017	48,635[1]	—		$ 77.43	1/24/2027				
	1/26/2015	27,777[1]	—		$ 83.30	1/26/2025				
	1/28/2014	26,260[1]	—		$ 86.64	1/28/2024				
J.C. Campbell	1/29/2020			41,037[1]	$ 131.68	1/29/2030			38,638[d]	$ 4,671,721
	1/29/2020						759[b]	$ 91,771		
	1/29/2019			38,510[1]	$ 100.96	1/29/2029			35,657[d]	$ 4,311,288
	1/29/2019						5,942[b]	$ 718,447		
	4/30/2018			4,046[1]	$ 98.75	4/30/2028			4,046[c]	$ 489,202
	1/23/2018			27,770[1]	$ 97.98	1/23/2028			27,770[c]	$ 3,357,671
	1/24/2017	26,147[1]	—		$ 77.43	1/24/2027				
	1/26/2016	36,726[1]	—		$ 55.09	1/26/2026				
	1/26/2015	25,777[1]	—		$ 83.30	1/26/2025				
	1/28/2014	21,008[1]	—		$ 86.64	1/28/2024				
	7/31/2013	49,785[1]	—		$ 73.77	7/31/2023				
	7/31/2013	24,892[3]	—		$ 73.77	7/31/2023				
D.E. Buckminster	1/29/2020			45,683[1]	$ 131.68	1/29/2030			43,012[d]	$ 5,200,581
	1/29/2019			41,078[1]	$ 100.96	1/29/2029			38,034[d]	$ 4,598,691
	4/30/2018			8,093[1]	$ 98.75	4/30/2028			8,093[c]	$ 978,525
	1/23/2018			18,237[1]	$ 97.98	1/23/2028			18,237[c]	$ 2,205,036
	10/31/2017	117,309[4]	—		$ 95.52	10/31/2024				
	1/24/2017	20,918[1]	—		$ 77.43	1/24/2027				
	1/26/2016	23,505[1]	—		$ 55.09	1/26/2026				
	1/26/2015	13,111[1]	—		$ 83.30	1/26/2025				
	1/28/2014	11,344[1]	—		$ 86.64	1/28/2024				
	1/29/2013	16,354[1]	—		$ 59.45	1/29/2023				
	1/24/2012	19,493[2]	—		$ 49.23	1/24/2022				
A.D. Williams	1/29/2020			37,553[1]	$ 131.68	1/29/2030			35,358[d]	$ 4,275,136
	1/29/2019			35,087[1]	$ 100.96	1/29/2029			32,488[d]	$ 3,928,124
	4/30/2018			8,093[1]	$ 98.75	4/30/2028			8,093[c]	$ 978,525
	1/23/2018			14,507[1]	$ 97.98	1/23/2028			14,507[c]	$ 1,754,041
	10/31/2017	117,309[4]	—		$ 95.52	10/31/2024				
	1/24/2017	18,303[1]	—		$ 77.43	1/24/2027				
	1/26/2016	21,668[1]	—		$ 55.09	1/26/2026				
	1/26/2015	8,444[1]	—		$ 83.30	1/26/2025				
	1/28/2014	7,563[1]	—		$ 86.64	1/28/2024				
	1/29/2013	11,322[1]	—		$ 59.45	1/29/2023				
	1/24/2012	13,495[2]	—		$ 49.23	1/24/2022				
L.E. Seeger	1/29/2020			34,068[1]	$ 131.68	1/29/2030			32,077[d]	$ 3,878,430
	1/29/2019			30,808[1]	$ 100.96	1/29/2029			28,526[d]	$ 3,449,079
	4/30/2018			4,046[1]	$ 98.75	4/30/2028			4,046[c]	$ 489,202
	1/23/2018			16,579[1]	$ 97.98	1/23/2028			16,579[c]	$ 2,004,567

Exercisability of option awards and vesting of stock awards is subject to continuous employment by the Company, except as noted below and that unvested awards may vest upon certain circumstances as described on pages 73-76.

Notes Relating to Option Awards

(1) These SOs vest 100% on the third anniversary of the grant date, subject to positive Cumulative Net Income over the three-year vesting period.

(2) These SOs vested 25% on the first, second, third and fourth anniversaries of the grant date.

(3) These SOs vested on January 29, 2016, as a result of satisfaction of the performance criteria, which was positive Cumulative Net Income over the three-year performance period (2013-2015).

(4) These SOs vested on October 31, 2020, and have a term of seven years, an exercise price equal to the closing price on the grant date and vesting subject to (i) a stock price goal of 30% above the closing price on the grant date, which must be met for a period of 20 consecutive trading days during the five-year period beginning on the grant date, (ii) a financial goal of positive cumulative GAAP net income for the three-year period and (iii) a three-year service condition. The stock price goal was satisfied during 2019. 50% of the net after-tax shares received upon exercise must be held for at least twelve months.

Notes Relating to Stock Awards

(a) The market value of the stock awards is based on the closing price per share of our stock on December 31, 2020, which was $120.91.

(b) These awards will be payable on the third anniversary of the grant date subject to positive Cumulative Net Income and are not subject to continued employment.

(c) These awards vest on the third anniversary of the grant date, subject to our achieving average annual ROE of 23-27% for the 2018 award over the vesting period. The number of awards is based on the trend in performance and projected payout as of December 31, 2020.

(d) These awards vest on the third anniversary of the grant date, subject to the Company's relative ROE and relative TSR, as compared to the Company's Performance Peers listed on page 55. The number of awards above is based on the trend in performance and projected payout as of December 31, 2020.

Option Exercises and Stock Vested in 2020

The following table contains information about exercises of SOs by the NEOs and shares acquired by the NEOs upon the vesting of PRSUs, in each case during 2020.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)[1]**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)[2]**
S.J. Squeri	—	—	48,635	$ 6,441,706
J.C. Campbell	—	—	26,147	$ 3,463,170
D.E. Buckminster	19,779	$ 1,034,715	20,918	$ 2,770,589
A.D. Williams	—	—	18,303	$ 2,424,232
L.E. Seeger	38,695	$ 2,089,232	20,918	$ 2,770,589

(1) Amounts reflect the difference between the exercise price of the SO and the market price of our common stock at the time of exercise.

(2) Amounts reflect the market value of our common stock on the day on which the PRSUs vested.

Retirement Plan Benefits

The table below shows the present value of accumulated benefits (PVAB) payable to each of the NEOs under the American Express Retirement Plan and the American Express RRP-Retirement Plan, a nonqualified plan, except for Mr. Campbell and Ms. Seeger who are not eligible to participate in these plans due to their employment commencement date.

Pension Benefits 2020

Name	Plan Name	Number of Years Credited Service (#)	PVAB ($)[1]	Payments During Last Fiscal Year ($)
S.J. Squeri	Retirement Plan	35	$ 409,809	$ 0
	RRP-Retirement Plan		$ 766,371	$ 0
	Total		$ 1,176,180	$ 0
D.E. Buckminster	Retirement Plan	34	$ 376,693	$ 0
	RRP-Retirement Plan		$ 489,280	$ 0
	Total		$ 865,973	$ 0
A.D. Williams	Retirement Plan	30	$ 294,671	$ 0
	RRP-Retirement Plan		$ 221,698	$ 0
	Total		$ 516,369	$ 0

(1) PVAB was determined using the same measurement date (December 31, 2020) and assumptions as used for financial reporting purposes:

- Discount rate equal to 2.25%
- Pri-2012 Mortality Table projected with MP-2020 longevity improvements
- Retirement age is assumed to be the normal retirement age as defined in the plan (age 65)
- Form of payment is the value of the cash balance account payable as a lump-sum distribution upon retirement

Retirement Plan. Messrs. Squeri, Buckminster and Williams participate in the Retirement Plan, which is a defined benefit cash balance retirement plan for eligible U.S. employees. Benefit accruals were discontinued in the Retirement Plan since 2007, and the Plan continues to credit participants with interest on their outstanding account balances. The Retirement Plan sets the interest rate each year based on the average of the interest rates for certain five-year U.S. Treasury Notes, with a minimum interest rate of 5%. The maximum interest rate is the lower of 10% or the applicable interest rate specified in the Retirement Plan. For 2020, the interest rate is 5%.

RRP-Retirement Plan. Each RRP participant who participated in the Retirement Plan has a Retirement Plan-related account for benefits that could not be provided under the Retirement Plan as a result of IRS limitations on tax-qualified plans. RRP-Retirement Plan benefits accrued and vested in a similar manner to benefits under the Retirement Plan. Benefit accruals were discontinued in the RRP-Retirement Plan since 2007, and the Plan continues to credit participants with interest on their outstanding account balances at the same interest rate as the Retirement Plan. Participants may elect to receive payment of their RRP-Retirement Plan benefits in either a lump sum or annual installments over a period of five, ten or fifteen consecutive years. Lump sum payments are made on or about the January 1 or July 1 that is at least six months following the participant's separation from service and installment payments commence on or about the July 1 of the calendar year following the year in which the participant separates from service.

Nonqualified Deferred Compensation

The following table shows the executive or Company contributions, earnings, withdrawals and account balances for the NEOs in the RRP-RSP accounts and the deferred compensation programs. These programs are unfunded, unsecured deferred compensation programs.

Nonqualified Deferred Compensation 2020

Name	Plan Name	Executive Contributions in Last FY	Company Contributions in Last FY[1]	Aggregate Earnings in Last FY[2]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE[3]
S.J. Squeri	RRP-RSP	N/A	$ 231,000	$ 815,963	$ 0	$ 6,119,071
	Deferral Plan	$ 935,000	N/A	$ 225,431	$ 262,224	$ 6,523,445
	Total	$ 935,000	$ 231,000	$ 1,041,394	$ 262,224	$ 12,642,516
J.C. Campbell	RRP-RSP	N/A	$ 137,200	$ 227,696	$ 0	$ 1,459,798
	Deferral Plan	$ 310,900	N/A	$ 363,863	$ 0	$ 2,452,287
	Total	$ 310,900	$ 137,200	$ 591,559	$ 0	$ 3,912,085
D.E. Buckminster	RRP-RSP	N/A	$ 143,867	$ 96,532	$ 0	$ 1,981,152
	Deferral Plan	$ 399,450	N/A	$ 1,138,510	$ 222,669	$ 10,950,406
	Total	$ 399,450	$ 143,867	$ 1,235,042	$ 222,669	$ 12,931,558
A.D. Williams	RRP-RSP	N/A	$ 113,200	$ 285,260	$ 0	$ 2,246,367
	Deferral Plan	$ 282,400	N/A	$ 491,442	$ 0	$ 2,031,623
	Total	$ 282,400	$ 113,200	$ 776,702	$ 0	$ 4,277,990
L.E. Seeger	RRP-RSP	N/A	$ 108,533	$ 148,570	$ 0	$ 953,513
	Deferral Plan	$ 182,040	N/A	$ 271,584	$ 0	$ 1,320,202
	Total	$ 182,040	$ 108,533	$ 420,154	$ 0	$ 2,273,715

(1) The amounts in this column are also included in the "All Other Compensation" table on page 64.

(2) Earnings on RRP-RSP and Deferral Plan balances are determined based on hypothetical investment of those account balances at the direction of the participant in the investment options available under the RSP (other than the Self-Directed Brokerage Account and the Company Stock Fund). In addition to the investment options in the RSP, a Market Interest Rate option is available for pre-2011 Deferral Plan balances only. The Market Interest Rate option earns a rate of return based on the SEC defined market rate for deferred compensation for the year, which is 120% of the long-term Applicable Federal Rate for December of the preceding year. There are no above-market earnings for the deferral plan; therefore, no earnings are reported in the Summary Compensation Table.

(3) Of the total amounts shown in this column, the following amounts have been reported as "Salary," "Bonus" or "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table in this proxy statement and prior years' proxy statements: for Mr. Squeri, $4,845,721; for Mr. Campbell, $1,761,177; for Mr. Buckminster, $2,193,390; for Mr. Williams, $718,475; and for Ms. Seeger, $836,740. The amounts in the preceding sentence do not include: 1) amounts deferred by each executive before becoming an NEO; and 2) amounts reported in prior years' proxy statements as above-market earnings on deferred compensation.

RSP. All U.S. active participants, including the NEOs, are immediately 100% vested in the Company matching contribution, which is generally up to 6% of total pay (base pay and eligible incentive pay capped at one times base pay).

The Company may also contribute an annual discretionary profit sharing amount for eligible U.S. employees based on the Company's annual performance. As a result of the Company's 2020 performance, the Board approved a profit sharing contribution of 2% of total pay for eligible U.S. employees (including NEOs). Company profit sharing contributions generally vest on the third anniversary of an employee's service with the Company.

For Company employees who commenced their employment prior to April 1, 2007, an additional conversion contribution of up to 8% of total pay was generally also contributed. The percentage was based on an individual's projected age and service as of December 31, 2008. Conversion contributions stopped at the end of 2017 for certain executives including the NEOs and stopped at the end of 2018 for all other employees.

RRP-RSP. Each RRP participant has a RRP-RSP account for benefits that cannot be provided under the RSP as a result of IRS limitations on U.S. tax-qualified plans. The Company matches employee contributions in the RRP-RSP account up to 6% of total pay in excess of IRS compensation limits, only to the extent the employee voluntarily defers compensation under the Company's nonqualified Deferral Plan. Conversion contributions in the RRP-RSP were stopped as described above for the RSP. Compensation for RRP-RSP account purposes includes the same components of compensation as for the RSP, as well as the value of base pay and annual cash incentive amounts deferred by a participant under the nonqualified Deferral Plan. Participants may elect to receive payment of their RRP-RSP benefits in either a lump sum or annual installments over a period of five, ten or fifteen consecutive years.

Participants are allowed to make a one-time change to the form of payment for their RRP-RSP benefits so long as the change is made at least one year before the participant's separation from service and the payment commencement date is delayed by at least five years. The payment election and any one-time change to the payment election apply to both the RRP-Retirement Plan and RRP-RSP balances. New participants will have a default lump sum election for contributions attributable through the first full year of participation, which is not subject to any one-time change.

Deferral Plan. As part of planning for retirement or other long-term financial needs, the Company provides the U.S. NEOs and certain other senior level U.S. paid employees with an annual opportunity to defer a portion of their base salary or annual cash incentive award up to one times their base salary. Under the Deferral Plan, certain participants may elect for payment to commence upon separation from service or a specified date at least five years after deferral, but not later than separation from service, and to receive payment in either a lump sum or annual installments over a period of five, ten or fifteen consecutive years. For 2007 and prior years, participants were able to defer receipt until termination of employment or a specified date at least five years after deferral, but not later than ten years after termination of employment.

Deferral Plan Earnings. Earnings for U.S. paid NEOs on deferral balances are based on investment options similar to those offered under the RSP (other than the Self-Directed Brokerage Account and the Company Stock Fund). Furthermore, for participants, including NEOs, with pre-2011 balances, the Deferral Plan allows for an additional investment option that provides a market interest rate based on 120% of the long-term Applicable Federal Rate for December of the preceding year. Interest crediting on deferrals was previously based on ROE-linked interest crediting schedules up until December 31, 2010.

Potential Payments Upon Termination or CIC

The tables below show certain potential payments that would have been made to an NEO if the NEO's employment had terminated on December 31, 2020, under various scenarios, including a CIC. The tables do not include the pension benefits nor nonqualified deferred compensation that would be paid to an NEO, which are set forth in the Pension Benefits 2020 and Nonqualified Deferred Compensation 2020 tables on the previous pages, except to the extent that the NEO is entitled to an additional benefit as a result of the termination. In addition, the tables do not include the value of vested but unexercised SOs as of December 31, 2020. The footnotes to the tables describe the assumptions used in estimating the amounts shown in the tables.

Because the payments to be made to an NEO depend on several factors, the actual amounts to be paid out upon an NEO's termination of employment can only be determined at the time of an executive's actual separation from the Company. Additionally, to protect shareholders and our business model, executives are required to comply with non-compete, non-solicitation and certain other provisions during any period of time they receive severance.

S.J. Squeri

	Death	Disability	Retirement	Termination w/o Cause not in Connection with CIC	Termination w/o Cause or Constructive Term. in Connection with CIC
Incremental Benefits Due to Termination Event[1]					
Severance[2]	$ 0	$ 0	$ 0	$ 9,000,000	$ 9,000,000
Value of LTIA[3]	$ 10,651,204	$ 10,651,204	$ 22,693,994	$ 10,651,204	$ 10,651,204
Deferred Compensation[4]	$ 0	$ 0	$ 0	$ 0	$ 0
Retirement Savings Plan[5]	$ 0	$ 84,530	$ 0	$ 0	$ 0
Other Benefits[6]	$ 0	$ 0	$ 501,012	$ 160,134	$ 125,134
Total Value of Incremental Benefits	$ 10,651,204	$ 10,735,734	$ 23,195,006	$ 19,811,338	$ 19,776,338

J.C. Campbell

	Death	Disability	Voluntary Resignation	Termination w/o Cause not in Connection with CIC	Termination w/o Cause or Constructive Term. in Connection with CIC
Incremental Benefits Due to Termination Event[1]					
Severance[2]	$ 0	$ 0	$ 0	$ 7,050,000	$ 7,050,000
Value of LTIA[3]	$ 13,546,041	$ 13,546,041	$ 810,218	$ 9,652,860	$ 13,546,041
Deferred Compensation[4]	$ 0	$ 0	$ 0	$ 0	$ 0
Retirement Savings Plan[5]	$ 0	$ 121,723	$ 0	$ 0	$ 0
Other Benefits[6]	$ 0	$ 0	$ 0	$ 165,846	$ 130,846
Total Value of Incremental Benefits	$ 13,546,041	$ 13,667,764	$ 810,218	$ 16,868,706	$ 20,726,887

D.E. Buckminster

	Death	Disability	Retirement	Termination w/o Cause not in Connection with CIC	Termination w/o Cause or Constructive Term. in Connection with CIC
Incremental Benefits Due to Termination Event[1]					
Severance[2]	$ 0	$ 0	$ 0	$ 7,650,000	$ 7,650,000
Value of LTIA[3]	$ 4,333,898	$ 4,333,898	$ 9,199,273	$ 4,333,898	$ 4,333,898
Deferred Compensation[4]	$ 0	$ 0	$ 0	$ 7,614	$ 7,614
Retirement Savings Plan[5]	$ 0	123,759	$ 0	$ 0	$ 0
Other Benefits[6]	$ 0	$ 0	456,091	$ 161,850	$ 126,850
Total Value of Incremental Benefits	$ 4,333,898	$ 4,457,657	$ 9,655,364	$ 12,153,362	$ 12,118,362

A.D. Williams

	Death	Disability	Retirement	Termination w/o Cause not in Connection with CIC	Termination w/o Cause or Constructive Term. in Connection with CIC
Incremental Benefits Due to Termination Event[1]					
Severance[2]	$ 0	$ 0	$ 0	$ 6,375,000	$ 6,375,000
Value of LTIA[3]	$ 3,562,613	$ 3,562,613	$ 7,872,662	$ 3,562,613	$ 3,562,613
Deferred Compensation[4]	$ 0	$ 0	$ 0	$ 0	$ 0
Retirement Savings Plan[5]	$ 0	291,966	$ 0	$ 0	$ 0
Other Benefits[6]	$ 0	$ 0	29,424	$ 165,603	$ 130,603
Total Value of Incremental Benefits	$ 3,562,613	$ 3,854,579	$ 7,902,086	$ 10,103,216	$ 10,068,216

L.E. Seeger

	Death	Disability	Retirement	Termination w/o Cause not in Connection with CIC	Termination w/o Cause or Constructive Term. in Connection with CIC
Incremental Benefits Due to Termination Event[1]					
Severance[2]	$ 0	$ 0	$ 0	$ 5,550,000	$ 5,550,000
Value of LTIA[3]	$ 3,232,045	$ 3,232,045	$ 7,027,283	$ 3,232,045	$ 3,232,045
Deferred Compensation[4]	$ 0	$ 0	$ 0	$ 0	$ 0
Retirement Savings Plan[5]	$ 0	158,245	$ 0	$ 0	$ 0
Other Benefits[6]	$ 0	$ 0	$ 0	165,603	$ 130,603
Total Value of Incremental Benefits	$ 3,232,045	$ 3,390,290	$ 7,027,283	$ 8,947,648	$ 8,912,648

Potential Payments Upon Termination of Employment/CIC as of December 31, 2020

The Company has no employment agreements with any of the NEOs nor does it have any change in control plans or arrangements that would provide benefits to any of the NEOs solely in the event of a change in control. The following table summarizes treatment of LTIA awards and AIA bonus based on events as listed below:

	Treatment of Awards		
Event	**Performance Restricted Stock Units (PRSUs)**	**Stock Options (SO)**	**AIA Bonus**
Death/Disability	All unvested PRSUs will vest at target	All unvested SOs will vest	A pro rata AIA for the year of termination subject to performance at the end of the performance period, subject to the Compensation and Benefits Committee's discretion
Voluntary Resignation or Retirement	**Voluntary Resignation/Not Retirement Eligible:** All unvested PRSUs are forfeited **Early Retirement:** All unvested PRSUs outstanding for more than one year continue to vest, subject to performance **Full Retirement**: All unvested PRSUs continue to vest, subject to performance	**Voluntary Resignation/Not Retirement Eligible:** All unvested SOs are forfeited **Early Retirement:** unvested SOs outstanding for more than one year continue to vest **Full Retirement**: all unvested SOs continue to vest	**Voluntary Resignation/Not Retirement Eligible:** AIA is forfeited **Early/Full Retirement:** A pro rata AIA for the year of termination subject to performance at the end of the performance period, subject to the Compensation and Benefits Committee's discretion
Termination w/o Cause not in Connection with CIC	**Not Retirement Eligible:** All unvested PRSUs continue to vest and are forfeited upon the earlier of the end of the severance period or commencement of fulltime outside employment **Retirement Eligible:** All unvested PRSUs continue to vest, subject to performance and applicable Retirement treatment as noted above and are forfeited upon the earlier of the end of the severance period or commencement of fulltime outside employment	**Not Retirement Eligible:** All unvested SOs continue to vest and are forfeited upon the earlier of the end of the severance period or commencement of fulltime outside employment **Retirement Eligible:** All unvested SOs continue to vest, subject to performance and applicable Retirement treatment as noted above and are forfeited upon the earlier of the end of the severance period or commencement of fulltime outside employment	A pro rata portion of the target AIA for the year of termination is paid out at the end of the performance period
Termination w/o Cause or Constructive Term. in Connection with CIC	All unvested PRSUs will vest, subject to performance attained as of the termination date	All unvested SOs will vest	An average of the prior two years of actual AIA is paid out following termination

(1) An NEO in the U.S. is "retirement eligible" if he/she is at least age 55 with 10 or more actual or deemed years of service to the Company prior to termination of service. With respect to LTIA granted, once retirement eligible, all LTIA outstanding for more than one year will vest in full upon retirement (referred to as "early retirement"), subject to applicable performance, and once a NEO is at least age 62 with 10 or more actual or deemed years of service to the Company (referred to as "full retirement"), all outstanding LTIA will vest in full upon retirement, subject to applicable performance.

For Messrs. Squeri, Buckminster and Williams and Ms. Seeger, the event of death, disability, termination without cause not in connection with a change in control (CIC), and termination without cause or constructive termination in connection with a change in control include the incremental benefit that they would receive under these scenarios over and above what they would otherwise receive upon retirement. Mr. Campbell is eligible to receive RSUs granted in lieu of AIA subject to positive net income performance but not continued employment. Therefore, for Mr. Campbell, the event of death, disability, termination without cause not in connection with CIC, and termination without cause or constructive termination in connection with CIC include the incremental benefit that he would receive under these scenarios over and above what he would otherwise receive upon voluntary resignation.

(2) Reflects one and a half years of base salary and target AIA. The sum of these two numbers is paid out in equal installments over one and a half years. This treatment is applicable to termination without cause not in connection with CIC and termination without cause or constructive termination in connection with CIC under the Senior Executive Severance Policy.

(3) For PRSUs, the value reflects the target value. For SOs, the value reflects the "in the money" value of SOs that vest upon termination of employment or termination following CIC. PRSU and SO values are based on a share price of $120.91, the closing price per share of our stock as of December 31, 2020. PG 2018-20 is excluded from these values because payout under this grant is included under the Summary Compensation Table as 2020 compensation.

(4) Reflects one and a half years of additional interest crediting (using the prior year's interest rate assuming 1.58% for 1994–2004 programs) on the grandfathered amounts (amounts that were earned and vested on or prior to December 31, 2004). Grandfathered amounts are paid out at the end of the one and a half years severance period in the form elected by the NEO.

(5) Reflects immediate vesting of any unvested account balances related to Company contributions upon death. Upon disability, reflects future Company contributions in the RSP through age 65.

(6) For Messrs. Squeri, Buckminster and Williams, reflects the payment of unused accrued and unaccrued vacation for the calendar year. Under our Key Executive Life Insurance Plan, for Messrs. Squeri and Buckminster, approximately $7,000 and $3,500, respectively, is for the cash surrender value and approximately $500,000 and $400,000, respectively, is the projected lump-sum payment related to life insurance. Under termination without cause not in connection with CIC, reflects one and a half years of contributions to U.S. medical, dental, health savings accounts and premiums, if applicable, under the basic and post- 2003 Key Executive Life Insurance Plans, perquisite allowance for the year of termination, and outplacement services. Under termination without cause or constructive termination in connection with CIC, reflects the same as termination without cause not in connection with CIC excluding the perquisite allowance for the year of termination.

Equity Compensation Plans

The following table provides summary information with respect to the Company's equity compensation plans under which the Company's common shares may be issued to employees or non-employees (such as consultants or advisors) as of December 31, 2020. Information relating to employee stock purchase plans and employee savings plans (such as 401(k) plans) is not included. Information is provided in the aggregate for the Company's equity compensation plans, each of which was approved by the Company's shareholders. There are no such plans that have not been approved by shareholders.

Equity Compensation Plan Information

Plan Category	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by shareholders	3,750,678	$ 83.59	14,418,844
Equity compensation plans not approved by shareholders	0	0	0
Total	**3,750,678**	**$83.59**	**14,418,844**

Pay Ratio

Our CEO to median compensated employee pay ratio is 396:1, with the 2020 Summary Compensation Table annual total compensation amount for Mr. Squeri being $24,221,319 and the equivalent annual total compensation for the identified median compensated employee being $61,188. To calculate the annual total compensation for the identified median employee, we used the same methodology as set forth in the 2020 Summary Compensation Table in this proxy statement and did not make any assumptions, adjustments or estimates with respect to their total compensation.

In determining our pay ratio for 2020, we concluded there were no changes to our employee population or employee compensation arrangements since 2019 that we believe would significantly impact our pay ratio disclosure. However, the median employee we used for our 2019 calculation and disclosure was on a leave of absence during part of 2020, which significantly changed the median employee's compensation for 2020. As we felt it was no longer appropriate to use the original median employee, we determined to use another employee whose compensation was substantially similar to the compensation of the original median employee identified for 2019, based on the methodology used to select the original median employee as disclosed in the proxy statement for our 2020 Annual Meeting of Shareholders.

Shareholder Proposals

Item 4: Shareholder Proposal Relating to Action by Written Consent

| Our Board recommends that you vote **AGAINST** this proposal.

Kenneth Steiner, 14 Stoner Ave., Apt. 2M, Great Neck, NY 11021, has advised that he is the owner of not less than 500 common shares and that he intends for Mr. John Chevedden to introduce the following proposal on his behalf:

Proposal 4 — Adopt a Mainstream Shareholder Right – Written Consent

Shareholders request that our board of directors take such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This includes shareholder ability to initiate any appropriate topic for written consent.

This proposal topic won 95%-support at Dover Corporation and 88%-support at AT&T.

A shareholder right to act by written consent affords American Express management strong protection for any lingering status quo management mentality during the current rapidly changing business environment. Any action taken by written consent would still need 62% supermajority approval from the shares that normally cast ballots at the American Express annual meeting to equal a majority from the AXP shares outstanding. At a special shareholder meeting only a 51%-vote is needed.

A cornerstone of the 2020 management resistance to shareholder written consent was that a special shareholder meeting is "transparent." This has been completely blown out of the water in 2020 with the near extinction of in-person shareholder meetings. The sole content of an online special shareholder meeting can be a few stilted formalities and the announcement of the vote.

With tightly controlled online shareholder meetings everything is optional. For instance management reporting on the state of the company is optional. Also management answers to shareholder questions are optional even if management misleadingly asks for questions.

With the near universal use of tightly controlled online annual shareholder meetings meaningful opportunities to raise important matters can be severely restricted because all challenging comments can be easily screened out by management.

For instance Goodyear management hit the mute button right in the middle of a formal shareholder proposal presentation at its 2020 shareholder meeting to bar constructive criticism.

Please see:
Goodyear's virtual meeting creates issues with shareholder
https://www.crainscleveland.com/manufacturing/goodyears-virtual-meeting-creates-issues-shareholder

Plus AT&T management would not allow any proponents of shareholder proposals to read their proposals by telephone at the 2020 AT&T online shareholder meeting during the pandemic.

Please see:
AT&T investors denied a dial-in as annual meeting goes online
https://whbl.com/2020/04/17/att-investors-denied-a-dial-in-as-annual-meeting-goes-online/1007928

Online shareholder meetings also give management a blank check to make misleading or cover-up statements. For instance management at scores of 2020 online annual meetings falsely stated that there were no more shareholder questions. Shareholders were powerless to point out that their questions were not answered.

Please see:
Schwartz-Ziv, Miriam, *How Shifting from In-Person to Virtual Shareholder Meetings Affects Shareholders' Voice* (August 16, 2020). Available at SSRN: https://ssrn.com/abstract=3674998 or http://dx.doi.org/10.2139/ssrn.3674998

Plus American Express Governance Committee Chair Peter Chernin and Lead Director Ronald Williams, who are responsible for management resistance to this proposal to enhance shareholder rights, seem to lack basic awareness that written consent can be structured so that all shareholders get notice.

Please vote yes:
Adopt a Mainstream Shareholder Right – Written Consent – Proposal 4

Board of Directors Statement in Opposition

Our Board recommends a vote **AGAINST** this proposal because:

- Our shareholders may effect change by calling a special meeting to raise matters for the review and approval of all shareholders.

- Permitting action at a meeting (whether the annual meeting or a special meeting) is a more transparent and equitable process for shareholders than the written consent process, as action at a meeting provides all shareholders the opportunity to participate, deliberate and vote.

- Our Board believes that we have a robust corporate governance framework in place, including extensive and responsive shareholder outreach, that renders this proposal unnecessary.

- This proposal may hinder the rights of shareholders to receive accurate and complete information on important proposed actions.

- Our shareholders should have an opportunity to debate actions and the proposed written consent right could deprive many shareholders of the opportunity to deliberate in an open and transparent manner.

- The proposal notes the lack of in-person shareholder meetings in 2020. The Company is incorporated in New York State and New York State law does not currently permit solely virtual shareholder meetings. Virtual-only shareholder meetings were allowed in New York State in 2020 by Executive Order of the Governor of New York State in response to the COVID-19 pandemic.

Our Board has carefully reviewed this proposal and continues to believe that its implementation is unnecessary, given the ability of shareholders to call special meetings that allow for shareholder action between annual meetings in an orderly and equitable manner. Furthermore, the Company's shareholders have previously agreed with the Board, with less than majority support for similar proposals submitted for the past seven years, which support has declined in the last two years.

As permitted by New York State law, the Company's bylaws provide that shareholders holding 25% or more of the Company's outstanding common shares may call a special meeting. This is one half of the percentage of shareholders that would be necessary to act by written consent under the shareholder proposal. Any group of investors proposing to act by written consent already has the right pursuant to our by laws to call a special meeting. The right to call a special meeting is a fair and transparent mechanism for all shareholders to consider important matters at a meeting, which meeting New York State law requires to be wholly or partially in person. Virtual-only meetings have been only temporarily allowed during the pandemic by an Executive Order. Our Board continues to believe that the 25% ownership requirement for the right of shareholders to call special meetings is a reasonable and appropriate balance between enhancing shareholder rights and protecting against the risk that a small minority of shareholders, who do not owe fiduciary responsibilities to other shareholders, could initiate actions that are not in the best interests of the majority of our shareholders or the Company. Additionally, given the Company's concentrated share ownership profile, our Board believes that the 25% special meeting threshold balances the need to empower shareholders with the need to protect the Company from short-termism and special interests.

Currently, shareholders may propose any proper matter for a vote either through a special meeting or at our annual meeting. Implementation of this shareholder proposal, by contrast, could permit fundamental corporate changes to occur outside of a meeting and without opportunity for thoughtful deliberation. Our Board believes that permitting action at a meeting (whether the annual meeting or a special meeting) is a more transparent and equitable process than permitting action by written consent, as it provides all shareholders the opportunity to participate and vote. Meetings are held at a time, date and venue announced publicly in advance, and all shareholders receive prior notice of the meeting and are invited to attend and vote in person or by proxy. Further, meetings provide shareholders with a forum for consideration and debate of a proposed action and the Board is able to analyze and provide a recommendation with respect to proposed actions prior to the vote. On the contrary, the shareholder proposal would allow shareholders owning slightly over 50% of the Company's outstanding shares (including those who accumulate a short-term voting position through the borrowing of shares) to act on a significant matter without any fiduciary duties to other shareholders, without allowing all shareholders the opportunity to have a meaningful and structured exchange of views. This would disenfranchise shareholders who are not given a chance to participate, and who may not be informed about a proposed action until after it has already been taken. Action by written consent could also be used to facilitate short-term speculation in our shares or other narrow self-interests, which could be at odds with the long-term, sustainable interests of shareholders. In addition, the action by written consent process could create substantial confusion and inefficiency for a widely held public company like American Express. Under the proposal, multiple shareholders could circulate duplicative or contradictory written consents at the same time, creating substantial confusion and disruption among shareholders. Such a disjointed process would not permit orderly debates on the merits of proposed actions. Multiple shareholders could also solicit written consents as frequently as they choose. This disordered state of corporate affairs would impose significant administrative and financial burdens on the Company, while providing little or no corresponding benefit to all shareholders.

Our Board believes that the strong corporate governance processes in place at the Company make the adoption of this shareholder proposal unnecessary. In addition to the special meeting right highlighted above, certain of our corporate governance practices and policies that serve to enhance Board accountability to shareholders include:

- Our adoption in 2016 of bylaw amendments that implement "proxy access," allowing eligible shareholders to include their own nominees for director in our proxy materials along with the Board-nominated candidates;

- Annual election of all directors;

- Majority vote standard to elect directors in uncontested elections with any director who fails to receive a majority required to immediately submit his or her resignation to the Board;

- Annual advisory vote to approve executive compensation;

- No supermajority voting provisions;
- Other than our Chief Executive Officer, all directors are independent and all key board committees are chaired by and composed solely of independent directors;
- Election of the Lead Independent Director by the independent directors with clearly defined and robust roles and responsibilities;
- Our meaningful director share ownership requirement;
- Our shareholders' rights to directly communicate with and raise concerns to the Board or any individual independent director (including our Lead Independent Director);
- Our robust and ongoing shareholder engagement process that allows shareholders to bring matters to the attention of the Board and management outside of the annual meeting process; these engagements have informed the Board's decisions on such matters as executive compensation, board composition and workforce pay equity; and
- Our continued monitoring of public health guidance, government mandates and executive orders in order to adequately prepare for shareholder meetings that facilitate meaningful shareholder engagement, whether held at a physical location or virtually.

We conduct our shareholder meetings in the same manner, whether virtual or in-person, and always welcome shareholder participation. While our change to a virtual format for last year's annual meeting was a response to the COVID-19 pandemic, shareholders were afforded the opportunity to submit questions through the virtual meeting portal employed by the Company, allowing shareholders opportunities to directly engage with the Chairman and Chief Executive Officer. Any special meeting called and subsequently held virtually would similarly permit direct real-time shareholder engagement and may also benefit from increased shareholder attendance as compared to in-person meetings. We believe it is not the format that dictates a successful annual meeting but the way in which management runs it and shareholders experience it, showing the Board's transparency and robust engagement efforts with all shareholders.

Board Recommendation

In summary, our Board believes that the implementation of this shareholder proposal is not in the best interests of shareholders or the Company and is unnecessary, given the ability of shareholders to call special meetings and the Company's strong corporate governance practices and policies. Furthermore, this shareholder proposal would circumvent the protections, procedural safeguards and advantages provided to all shareholders by shareholder meetings.

For the reasons described above, our Board recommends that you vote **AGAINST** this proposal.

Item 5: Shareholder Proposal Relating to Annual Report on Diversity

▎ Our Board recommends that you vote **AGAINST** this proposal.

As You Sow, 2150 Kittredge Street, Suite 450, Berkeley, California, 94704, representing Betsy Krieger, owner of at least $2,000 in value of Common Stock of the Company, together with other co-filers whose names and addresses and beneficial holdings are available upon request, have given notice that they intend to present for action at the annual meeting the following resolution:

Resolved: Shareholders request that American Express Company (American Express) publish annually a report assessing the Company's diversity and inclusion efforts, at reasonable expense and excluding proprietary information. At a minimum the report should include:

▪ the process that the Board follows for assessing the effectiveness of its diversity, equity and inclusion programs,

▪ the Board's assessment of program effectiveness, as reflected in any goals, metrics, and trends related to its promotion, recruitment and retention of protected classes of employees.

Supporting Statement: Investors seek quantitative, comparable data to understand the effectiveness of the company's diversity, equity, and inclusion programs.

Whereas: Numerous studies have pointed to the corporate benefits of a diverse workforce. These include:

▪ Companies with the strongest racial and ethnic diversity are 35 percent more likely to have financial returns above their industry medians.

▪ Companies in the top quartile for gender diversity are 21 percent more likely to outperform on profitability and 27 percent more likely to have superior value creation.[1]

▪ A 2019 study of the S&P 500 by the *Wall Street Journal* found that the 20 most diverse companies had an average annual five year stock return that was 5.8 percent higher than the 20 least-diverse companies.[2]

Despite such benefits, significant barriers exist for diverse employees advancing within their careers. Women enter the workforce in almost equal numbers as men (48 percent), However, they only comprise 22 percent of the executive suite. Similarly, people of color comprise 33 percent of entry level positions, but only 13 percent of the c-suite.[3]

The American Express 2019-2020 Environmental, Social and Governance Report states "Our senior executives take responsibility for delivering on our commitments and ensuring diverse representation at all levels. Our Company scorecard, which is used to measure our performance and progress on our business priorities, includes a clear set of diversity goals and overall talent metrics. We set our scorecard metrics annually and review our progress against them regularly to hold ourselves accountable."

This scorecard is not published. American Express has not released meaningful information that allows investors to determine the effectiveness of its human capital management programs related to workplace diversity. Stakeholders may become concerned that American Express' statements are corporate puffery, language described by the United States Federal Trade Commission as marketing exaggerations intended to "puff up" companies or products and not able to be relied upon by consumers and investors.

Investor desire for information on this issue is significant. As of November, 2020, $1.9 trillion in represented assets released an Investor Statement on the importance of increased corporate transparency on workplace equity data. It stated:

It is essential that investors have access to the most up-to-date and accurate information related to diverse workplace policies, practices, and outcomes.[4]

---

[1] McKinsey & Company, "Delivering through Diversity", January 2018 https://www.mckinsey.com/~/media/mckinsey/business%20functions/organization/our%20insights/delivering%20through%20diversity/delivering-through-diversity_full-report.ashx

[2] Holger, Dieter, "The business case for more diversity" Wall Street Journal, October 26, 2019 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

[3] McKinsey & Company, "Women in the Workplace 2018", https://womenintheworkplace.com/

[4] https://www.asyousow.org/our-work/gender-workplace-equity-disclosure-statement

Board of Directors Statement in Opposition

The Board recommends a vote **AGAINST** this proposal as it believes such a report is unnecessary because:

- Our Environmental, Social and Governance (ESG) report includes metrics, data and updated and enhanced disclosures on several important topics, including the diversity of our workforce and our diversity, equity and inclusion (DEI) programs (https://www.americanexpress.com/us/company/global-diversity-and-inclusion.html).

- As illustrated by our ESG report and as reflected on our website, we have a long history of advocating for diversity and inclusion in all areas of our business and remain committed to fostering a diverse, equitable and inclusive workplace for colleagues of all backgrounds.

- American Express has focused on maintaining and broadening the diversity of our Executive Committee and Board of Directors, and as of February 2021, 56% of the Executive Committee members and 60% of the Company's Board of Directors represented diverse backgrounds based on race, ethnicity and gender.

- In 2020 we created the Office of Enterprise Inclusion, Diversity and Business Engagement, which reports directly to Chairman and CEO Stephen J. Squeri and works closely with the Chief Colleague Inclusion & Diversity Officer, and is responsible for driving long term change in our culture and the way we operate.

- Our Board believes that our ongoing DEI initiatives and the Board's continuous assessment of the effectiveness of such initiatives and related programs are already provided across several mediums, including in our annual ESG report.

Our Diversity, Equity and Inclusion Strategy

We have had a longstanding commitment to the advancement and retention of our diverse workforce. The Company's global DEI strategy is focused on valuing and embracing difference, and creating an environment where all colleagues are engaged, have a voice, and can achieve success. As detailed in our ESG report and on our website, we focus on populations that represent our greatest areas of opportunity including global women's progression to senior leadership roles and improving the representation of Black/African American and Hispanic/Latinx colleagues in the United States.

For us, representation starts at the top, both in terms of commitment as well as ethnic and gender representation and we hold ourselves accountable towards these goals. Talent retention and diversity representation metrics are part of the Colleague section of our Balanced Scorecard with a 15% weighting towards the determination of the annual incentive award pool. We know we need to get granular to accelerate our progress, which is why we regularly review our metrics to ensure consistent attention and evolution. The Executive Committee and Board of Directors review progress against metrics throughout the year. We fully support gender and racial equality in our workforce and are focused on continuing to deliver on our commitment.

As a company, we want to be a leader in inclusivity where all colleagues feel they belong and can thrive. As provided in our ESG report, the Company analyzed three drivers of representation in 2019 – external hiring, internal promotions and retention – to develop actionable diversity and inclusion goals for 2020-2022 for positions at the Vice President level and above. We are taking a targeted approach to support each one of these drivers, to build a stronger diverse pipeline, increase objectivity in our hiring practices and utilize data to further mitigate bias. We are committed to recruiting diverse candidates and developing and advancing underrepresented groups from executive recruitment to campus hires. We have expanded our recruitment efforts with Historically Black Colleges and Universities and have also committed to developing new and strengthening existing external partnerships with organizations who support the development of underrepresented talent. We also launched a self-identification initiative in certain countries, including the U.S., through which colleagues may voluntarily and confidentially share their diversity data with the Company. This data will help American Express further monitor and enhance our diversity, career and learning strategies, and we will continue to evolve our ESG report to provide information we believe will be useful in assessing our DEI programs.

Our ESG report also details the many ways we are backing our communities through philanthropic activities, leadership development programs and volunteerism. In 2019, we provided more than $42 million in charitable giving globally. In response to recent acts of violence against members of the Black/African American community and the disproportionate impact of COVID-19 on communities of color in the U.S., we pledged $8 million in 2020 towards grants to the NAACP Legal Defense and Educational Fund, the National Urban League and other people of color-led organizations focused on supporting the Black Community. We partnered with the U.S. Chamber of Commerce to launch the "Coalition to Back Black Businesses" with a $10 million commitment to fund a grant program and support the recovery of Black-owned small businesses in the U.S. over the next four years. The coalition is a first-of-its-kind collaboration between four major Black chambers: the National Black Chamber of Commerce, the National Business League, the U.S. Black Chambers, Inc., and Walker's Legacy.

We reevaluated our Blue Box Values in 2020, which guide how we operate as a company and to which we hold all colleagues accountable. Among other changes, we replaced a value that incorporated diversity and inclusion with two new values – "We Embrace Diversity" and "We Stand for Inclusion" – in order to be more explicit about our efforts to create a diverse and inclusive workforce. These updated values are designed to make it clear that we do not tolerate bias of any kind and to reinforce our commitment to ensuring we have a welcoming and inclusive culture where everyone's voice matters and where people of all races, ethnicities, genders, gender identities, sexual orientations, ages, religions, nationalities, disabilities and viewpoints can thrive.

Office of Enterprise Inclusion, Diversity and Business Engagement

In 2020, we created the Office of Enterprise Inclusion, Diversity and Business Engagement, which reports directly to Chairman and CEO Stephen J. Squeri and is responsible for advancing our ongoing work to drive diversity, equity and inclusion for our key stakeholders. Our framework for the office is comprised of six pillars across our business: Brand, Culture, Colleague, Customer, Business and Community. To solidify our commitment and provide transparency on our progress, we have included enhanced disclosures in our ESG report around the diversity of our workforce, including .more specific information about the gender and racial/ethnic composition of our colleagues across job categories. As of December 31, 2020, female colleagues comprised 52 percent of our global workforce and Asian, Black/African American and Hispanic/Latinx people represented 19.7 percent, 12.0 percent and 13.0 percent, respectively, of our U.S. workforce based on preliminary data for our 2020 U.S. EEO-1 submission. We see this as an important step in making progress on our commitment to building a diverse and inclusive culture.

We recently launched an action plan to advance DEI priorities across the Company, which includes a series of internal and external initiatives, commitments and resources, supported by $1 billion in investments toward enhancing diverse representation and equal opportunities for our colleagues, customers and communities, to drive meaningful and lasting change, and to create equal opportunities for people of all genders, races and ethnicities. Our commitments include maintaining 100% pay equity for colleagues across all genders globally and across all races and ethnicities in the U.S., doubling our spending with diverse suppliers, expanding access to capital and financial education for minority business owners, and backing nonprofit organizations that are working to combat systemic inequalities in communities of color. Our Office of Enterprise Inclusion, Diversity and Business Engagement has a governance structure focused on tracking and measuring the impact of our investments and we plan to provide annual updates of our progress in our annual ESG Report.

Board and Senior Leader Accountability

Over the last year, American Express has maintained and broadened the diversity of its Executive Committee and Board of Directors. As of February 2021, 56% of the Company's Executive Committee members and 60% of the Company's Board represented diverse backgrounds based on race, ethnicity and gender. We continually review our Board's composition to ensure it meets the evolving needs of our Company, and diversity is also a key consideration in our nomination and succession planning processes.

When reviewing potential Board nominees, the Nominating, Governance and Public Responsibility Committee considers the diversity of the Board, including gender and race, and does not discriminate on the basis of ethnicity, sexual orientation, culture or nationality. Additionally, the Nominating, Governance and Public Responsibility Committee reviews our ESG Strategy and Corporate Social Responsibility (CSR) program, monitors progress against our goals and provides guidance on our efforts. Day to day, our CSR team works with colleagues throughout the Company to shape our efforts and monitor progress on key issues.

Our Executive Committee also reviews and evaluates performance and long-term goals with respect to ESG matters for the Company, including diversity and inclusion, and in 2020, we launched a new cross-functional ESG Steering Committee, led by senior executives from across the Company, to help guide our Company ESG strategy and related policies and programs.

To support the integration of this strategy into our business, the ESG Steering Committee collaborates with the Office of Enterprise Inclusion, Diversity and Business Engagement and the Colleague Experience Group to help drive the development of our new goals and metrics focused on diversity and inclusion with respect to external hiring, internal promotions, retention and representation.

Senior executives of American Express work with colleagues throughout the Company to shape our efforts and monitor progress on key ESG issues and diversity goals. Our Chief Executive Officer, Executive Vice President of the Office of Enterprise Inclusion, Diversity and Business Engagement, and Chief Colleague Inclusion & Diversity Officer evaluate our progress on various measures of inclusion and diversity and work with other executives and managers to ensure accountability and intervene where appropriate. Between January 2018 and December 2020, we increased female representation on our Executive Committee by 250%, increased the number of female Country Managers by 100%, and increased the number of female members of the Board of Directors by 33%. In June 2020, we appointed the first Black woman to our Executive Committee.

American Express continues to expand training for managers to grow as inclusive leaders and build a culture where all colleagues feel they belong. This includes mandatory training for all colleagues designed to equip them with a foundational understanding of diversity and inclusion, workshops for all people leaders focused on belonging, and the integration of the importance of diversity and inclusion into our Leadership Development programs. American Express has also provided resources to colleagues to be more knowledgeable about the roots and impact of racism and bias, including an ongoing external speaker series highlighting thought leaders who have educated colleagues about the experiences of underrepresented groups around the world.

We have also been recognized externally for our commitment to DEI. We have received a score of 100% on the Human Rights Campaign's Corporate Equality Index since 2004, based on our policies and practices that support LGBTQ+ inclusion. We have been named to Bloomberg's Gender-Equality Index since its inception in 2016, based on our efforts to create a work environment that supports gender equality. We were named one of Fortune's Best Workplaces for Diversity in 2019, based on best practices in diverse representation among colleagues, senior management, boards and suppliers.

Colleague Networks

We recognize the need to continue creating opportunities for diversity and inclusion in all areas of our business. We remain dedicated to improving diversity in senior roles and publish data on the representation of our employee population annually in our ESG report.

American Express' Colleague Networks have provided colleagues with opportunities to support personal and professional development, skill-building and career growth. Formed by our colleagues and sponsored by senior business leaders, these organizations reflect and encompass the full spectrum of diversity and play a significant role in creating an inclusive culture where all colleagues can thrive. Today, the Company has 16 Colleague Networks with more than 100 chapters globally. Colleague Networks include the Asian Network (ANA),

Black and Asian Network (BAAN), Black Engagement Network (BEN), Virtual Working Network (BlueEN), Jewish Network (CHAI), Disability Awareness Network (DAN), Families at American Express Network, Generations Network (GEN), Hispanic Origin & Latin-American Network (HOLA), Millennial Network, Muslim Network (PEACE), LGBTQ+ Network (PRIDE), Christian Colleague Network (SALT), Veterans Engagement Network (VET), Women's Interest Network (WIN) and Women in Technologies Network (WIT). We remain committed to promoting diversity and inclusion through Colleague Networks, increasing representation, providing learning and development opportunities, recruiting and retaining diverse colleagues, and advancing diverse talents.

American Express has Executive chapters for the WIN, PRIDE, and BEN networks, and hosts regular forums to bring these colleagues together. In June 2019, Executive BEN, the executive network serving our senior-most Black colleagues, held their 5th Global Forum that featured two days of thought-provoking discussion. The forum provided an opportunity for colleagues to build sponsorship, gain exposure to external perspectives, network and develop next-level leadership skills, as well as engage and educate our Executive Committee and reinforce the importance of active involvement in shaping the plans to create momentum for change for our Black/African American colleagues.

In February 2020, we hosted our fourth Global Women's Conference, bringing together nearly 250 of the Company's top executives to find meaningful ways to continue advocating for women's advancement. We also launched the American Express Ambition Project to help leaders recognize their responsibility to nurture ambition and provide future generations of women with the backing to say, "I am ambitious." We introduced targeted programming within the Company that focused on empowering women to own their ambition, including roundtable sessions with leaders around the globe, networking events to strengthen our community and an internal newsletter to hold ourselves accountable and communicate our progress. We also launched Ambitious Insights commissioned by American Express, a global study on women's relationships with ambition, in partnership with The New York Women's Foundation, to help showcase the need to foster and champion ambition more broadly.

External Initiatives and a Look Forward

In addition to our internal efforts to advance inclusion and diversity, we also believe in standing up for our values within the communities in which we live and work. Externally, we support a number of initiatives and organizations that celebrate and promote diversity and inclusion. We joined OneTen, a coalition of leading companies working to create employment opportunities and break down economic barriers for Black Americans, and the New York Jobs CEO Council, which helps ensure that underrepresented groups have expanded access to meaningful job training resources that can lead to greater employment opportunities. Our efforts include social purpose leadership training to support ethnic diversity organizations, including Hispanics in Philanthropy, Public Allies, the Council of Urban Professionals Institute, Americans for Indian Opportunity and Leadership Education for Asian Pacifics, as well as leadership programming focused on the needs of women leaders in the nonprofit sector, the LGBTQ+ community and blind or visually impaired leaders with the American Foundation for the Blind.

In Closing

The proponent's proposal requests that we publish an additional annual report assessing the Company's diversity and inclusion efforts. Our Board believes that our ongoing DEI initiatives and the Board's continuous assessment of the effectiveness of such initiatives and related programs are appropriately reflected across several mediums, including in our annual ESG report. Further, our Board believes that the variety of information we release in our ESG report provides our shareholders a comprehensive view of the Company's diversity and inclusion efforts.

Moreover, we do not think that the production of an additional report is necessary to convey our DEI efforts to our shareholders yet the production of such a report could divert resources from our actual diversity and inclusion initiatives and commitments. We include a robust discussion of our DEI efforts and progress in our annual ESG report, which includes data we believe our shareholders will find useful in assessing our programs (https://www.americanexpress.com/us/company/global-diversity-and-inclusion.html).

We believe our efforts externally and internally show how American Express is fostering an inclusive, equitable and diverse workplace and that those efforts are continuously overseen, challenged and supported by our Board and senior executives. We believe that the diversity metrics and data illustrated in our annually published ESG report and other information available on our website allow our shareholders to evaluate and measure our progress and we will continue to evolve our ESG report to provide information we believe will be useful in assessing our DEI programs.

For the reasons described above, our Board recommends that you vote **AGAINST** this proposal.

Stock Ownership Information

The table below shows how many American Express Company common shares certain individuals and entities beneficially owned on March 8, 2021 except as noted. These individuals and entities include: (1) owners of more than 5% of our outstanding common shares; (2) our current directors and nominees; (3) the executive officers named in the Summary Compensation Table on page 63; and (4) all current directors, nominees and executive officers as a group. A person has beneficial ownership of shares if the person has voting or investment power over the shares or the right to acquire such power within 60 days. Investment power means the power to direct the sale or other disposition of the shares. Each person has sole voting and investment power over the shares, except as we describe below. The "Number of Shares Owned" column does not include restricted stock units granted to executive officers or SEUs owned by directors because they are not beneficially owned under SEC rules. The SEUs credited to the directors' accounts as of December 31, 2020 are shown in the last column in the table below.

Name	Number of Shares Owned[5]	Right to Acquire[6]	Percent of Class (%)	Number of SEUs Owned by Director
Warren Buffett **Berkshire Hathaway Inc.** **and subsidiaries** 3555 Farnam Street Omaha, NE 68131	151,610,700[1]	—	18.87%	N/A
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	46,991,849[2]	—	5.84%[2]	N/A
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	46,448,671[3]	—	5.8%[3]	N/A
Wellington Investment Holdings LLP c/o Wellington Management Company LLP 280 Congress Street Boston, MA 02210	41,650,506[4]	—	5.17%[4]	N/A
Thomas J. Baltimore	324	—	*	—
Charlene Barshefsky	20,134	—	*	69,142
John J. Brennan	4,000	—	*	14,777
Douglas E. Buckminster	105,711	256,457	*	N/A
Jeffrey C. Campbell[7]	84,104	220,197	*	N/A
Peter Chernin	18,300	—	*	44,656
Ralph de la Vega	—	—	*	15,206
Anne Lauvergeon	—	—	*	28,264
Michael O. Leavitt	—	—	*	22,016
Theodore J. Leonsis	4,005	—	*	33,872
Karen L. Parkhill	37	—	*	2,344
Charles E. Phillips	—	—	*	71
Lynn A. Pike	1,065	—	*	2,344
Laureen E. Seeger	45,516	24,671	*	N/A
Stephen J. Squeri[8]	207,285	333,881	*	N/A
Daniel L. Vasella	—	—	*	34,064
Lisa W. Wardell	—	—	*	—
Anré D. Williams[9]	93,480	148,002	*	N/A
Ronald A. Williams	59,125	—	*	74,078
Christopher D. Young	—	—	*	9,393
All current directors, nominees and executive officers (27 individuals)[10]	770,733	1,129,705[11]	*	350,227

* Less than 1%.

[1] Based on information contained in a report on Form 13F that Berkshire Hathaway Inc. (Berkshire) filed with the SEC, which contained information provided by Berkshire as of December 31, 2020. Of the shares listed in the table, National Indemnity Co. and its subsidiaries beneficially owned 122,198,979 shares. National Indemnity Co. is a subsidiary of Berkshire. Mr. Buffett, Berkshire and certain subsidiaries of Berkshire share voting and investment power over these shares. Based on information provided to the Company, Mr. Buffett owned 32% of the aggregate voting power of the outstanding shares of Berkshire's Class A Common Stock and Class B Common Stock. As a result of this ownership position in Berkshire, Mr. Buffett may be considered the beneficial owner of the shares that Berkshire beneficially owns.

In 1995, we signed an agreement (as amended from time to time) with Berkshire designed to ensure that Berkshire's investment in our Company will be passive. The agreement remains in effect as long as Berkshire owns 10% or more of our voting securities. Berkshire made similar commitments to the Board of Governors of the Federal Reserve System. Berkshire and its subsidiaries have also agreed to follow our Board's recommendations in voting company common shares they own up to 17% as long as Mr. Squeri is our CEO and Berkshire owns 5% or more of our voting securities. With certain exceptions, Berkshire and its subsidiaries may not sell Company common shares to any person who owns more than 5% of our voting securities or who attempts to change the control of the Company.

(2) Based on information contained in a report on Form 13G that The Vanguard Group, Inc. (Vanguard) filed with the SEC, which contained information provided by Vanguard as of December 31, 2020.

(3) Based on information contained in a report on Form 13G that BlackRock, Inc. (BlackRock) filed with the SEC, which contained information by BlackRock as of December 31, 2020.

(4) Based on information contained in a report on Form 13G that Wellington Investment Advisors Holdings LLP (Wellington) filed with the SEC, which contained information by Wellington as of December 31, 2020.

(5) This column includes shares held in RSP and ESOP accounts on March 8, 2021, as follows:

Name	Number of Shares in RSP and ESOP Accounts
Stephen J. Squeri	123
Jeffrey C. Campbell	—
Douglas E. Buckminster	13,957
Laureen E. Seeger	—
Anré D. Williams	10
All current executive officers (12 individuals)	17,789

(6) These are shares that the named individuals have the right to acquire within 60 days of March 8, 2021 upon the exercise of stock options or the vesting of performance restricted stock units they hold.

(7) Includes 37,222 shares held in a revocable grantor trust in respect of which Mr. Campbell and his spouse are the trustees and hold shared voting and investment power.

(8) Includes 175,877 shares held in a grantor retained annuity trust in respect of which Mr. Squeri is the trustee and holds sole voting and investment power.

(9) Includes 63,584 shares held jointly with his spouse in respect of which Mr. Williams holds shared voting and investment power.

(10) On March 8, 2021, the current directors, nominees and executive officers beneficially owned 1,900,438 shares or about 0.2% of our outstanding shares. No current director, nominee or executive officer beneficially owned more than 1% of our outstanding shares.

(11) Includes 37,428 shares subject to options becoming exercisable within 60 days of March 8, 2021, by all executive officers as a group, and 55,611 performance restricted stock units scheduled to vest within 60 days of March 8, 2021, by all executive officers as a group.

Other Information

Attending the Annual Meeting of Shareholders and Webcast

Admission

Due to concerns regarding COVID-19 (Coronavirus) and to assist in protecting the health and well-being of our shareholders and colleagues, this year's Annual Meeting of Shareholders will be held virtually. There will not be a physical location for the Annual Meeting of Shareholders and you will not be able to attend the meeting in person. You will be able to listen, vote and submit questions via the virtual meeting website at www.virtualshareholdermeeting.com/AXP2021 by using the 16-digit control number included on your notice, on your proxy card or in the voting instructions that accompanied your proxy materials. Please retain the 16-digit control number should you decide to attend the virtual annual meeting. Shareholders may begin logging in to the virtual meeting website at 8:45 a.m. Eastern Time.

Shareholders without a control number may listen to the Annual Meeting of Shareholders, but they will not have the ability to vote or submit questions during the meeting. We designed the format of our virtual annual meeting to ensure that our shareholders who attend the annual meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting.

Although we intend to hold our Annual Meeting of Shareholders virtually, in the event that New York State law does not allow virtual-only meetings at the time of our Annual Meeting of Shareholders, we also will hold an in-person meeting at the same date and time at our corporate headquarters at 200 Vesey Street, New York, NY 10285. If we decide to modify the structure of our Annual Meeting of Shareholders, we will announce the decision to do so by press release (which will be filed with the SEC and available at http://ir.americanexpress.com and www.proxyvote.com.)

Question & Answer Session

As part of the Annual Meeting of Shareholders, we will hold a Q&A session, during which we intend to answer as many questions submitted during the meeting as time permits. Questions must comply with the Rules of Conduct and Procedure, which will be made available on the virtual meeting website at www.virtualshareholdermeeting.com/AXP2021, and be pertinent to American Express matters. If you wish to submit a question during the meeting, log in to the virtual meeting website at www.virtualshareholdermeeting.com/AXP2021 using the 16-digit control number included on your notice, on your proxy card or in the voting instructions that accompanied your proxy materials, select the Q&A icon, type the question into the "Submit a Question" field and click "Submit." As is the case at our in-person meetings, each shareholder will be limited to two questions so as to allow us to respond to as many shareholder questions as possible and in fairness to all shareholders, shareholders who wish to speak should limit their remarks to two minutes. Questions that are substantially similar may be grouped and answered once to avoid repetition. Questions that are related to personal grievances or customer related matters, related to material non-public information of the Company, or irrelevant to the business of the Company or to the Annual Meeting of Shareholders, or that contain derogatory references to individuals, use offensive language, or are otherwise out of order or not suitable for the conduct of the Annual Meeting of Shareholders, will not be addressed during the meeting.

We ask that all shareholders provide their name and contact details when submitting a question through the virtual meeting website so that we may address any individual concerns or follow up matters directly. If a question posed at the Annual Meeting of Shareholders was not otherwise answered, we encourage you to contact us separately after the meeting by visiting http://ir.americanexpress.com.

Technical Assistance

Beginning 15 minutes prior to the start of and during the Annual Meeting of Shareholders, we will have a support team ready to assist shareholders with any technical difficulties they may have accessing or hearing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, you should call the support team listed on the virtual meeting website at www.virtualshareholdermeeting.com/AXP2021.

Street Name Holders

If your shares are held in a bank, brokerage or other institutional account, you are a beneficial owner of these shares but not the record holder. This is known as holding shares in "street name". If we have an in-person meeting, and you wish to vote the shares you hold in "street name" in person at the meeting, you must obtain a legal proxy from your bank, broker or other intermediary and bring it with you to hand in with your ballot.

Webcast

You can access a live audio webcast and a replay of the meeting on our Investor Relations website at http://ir.americanexpress.com.

Vote Confirmation

You may confirm your vote was cast in accordance with your instructions. Beginning April 20, 2021, and for up to two months after the annual meeting, you may confirm your vote beginning 24 hours after your vote is received, whether it was cast by proxy card, electronically or telephonically. To obtain vote confirmation, log onto proxyvote.com using your control number (included on your notice, on your proxy card or in the instructions that accompanied your proxy materials) and receive confirmation on how your vote was cast. If you hold your shares through a bank or brokerage account, the ability to confirm your vote may be affected by the rules of your bank or broker, and the confirmation will not confirm whether your bank or broker allocated the correct number of shares to you.

Executive
Summary

Board
Nominees

Corporate
Governance

Audit Committee
Matters

Compensation
Discussion & Analysis

Shareholder
Proposals

**Other
Information**

Solicitation of Proxies; Expenses

We are providing this Proxy Statement to you in connection with the solicitation of proxies by our Board for the 2021 Annual Meeting of Shareholders, including any adjournment or postponement of the meeting.

We will pay the expenses of soliciting proxies on behalf of the Board. Our directors, officers or employees may solicit proxies for us in person or by mail, telephone, facsimile or electronic transmission. We have hired Morrow Sodali LLC, 470 West Avenue, Stamford, CT 06902, to help us distribute and solicit proxies. We will pay them $19,000 plus expenses for these services. Proxies may be solicited by mail, telephone, facsimile, telegraph, the Internet, e-mail, newspapers and other publications of general distribution and in person.

Notice of Business to Come Before the Meeting

Our Board and the Company's management have not received notice of, and are not aware of, any business to come before the Annual Meeting other than the agenda items referred to in this Proxy Statement. If any other matter comes before the meeting, the named proxies will use their best judgment in voting the proxies.

Additional Voting Information

Voting at the Annual Meeting

Shares represented by valid proxies or voting instruction forms that are received on time will be voted as specified. If you sign and return your proxy card or voting instruction form but do not indicate specific choices, your shares will be voted as our Board recommends. The way you vote your shares prior to the meeting will not limit your right to change your vote at the meeting.

Record Date

You may vote all common shares that you owned as of the close of business on March 8, 2021, the record date for the meeting. On the record date, we had 803,420,809 common shares outstanding and entitled to vote. Each common share is entitled to one vote on each matter properly brought before the meeting.

Ownership of Shares

You may own common shares in one or more of the following ways:

▪ Directly in your name as the shareholder of record, including shares purchased through the Computershare Investment Plan, our transfer agent's stock purchase plan, or restricted stock awards issued to employees under our long-term incentive plans

— If your shares are registered directly in your name, you are the holder of record of these shares and we are sending proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to our tabulating agent.

▪ Indirectly through a broker, bank or other intermediary in street name

— If you hold your shares in street name, your broker, bank or other intermediary is sending proxy materials to you and you may direct them how to vote on your behalf by completing the voting instruction form that accompanies your proxy materials or following the instructions in the notice you received.

▪ Indirectly through the American Express Company Stock Fund of our RSP or the Employee Stock Ownership Plan (ESOP) of Amex Canada, Inc. and Amex Bank of Canada

— If you participate in the Computershare Investment Plan, which is the stock purchase plan administered by Computershare, the Company's transfer agent, your proxy includes the number of shares enrolled in that plan as well as any shares you have acquired through dividend reinvestment. If you participate in the RSP or ESOP, your proxy includes shares that the relevant plan has credited to your account.

— To allow sufficient time for the RSP and the ESOP trustees to vote, the trustees must receive your voting instructions by 11:59 p.m. Eastern Time on April 29, 2021. If the trustees for the RSP and the ESOP do not receive your instructions by that date, the trustees will not vote your shares.

How to Cast Your Vote

You may vote common shares that you owned as of the close of business on March 8, 2021, which is the record date for the meeting. We encourage you to vote as soon as possible, even if you plan to attend the meeting. Please follow the instructions on your proxy card, voting instruction form or on the notice of internet availability of proxy materials that you received. If you submit your vote prior to the meeting, you may still attend the meeting and vote at the meeting.

You may vote in the following ways:

By Telephone	You can vote by calling the number on your proxy card or voting instruction form or provided on the website listed on your notice.
Online	You can vote online at proxyvote.com.
By Mail	If you received written materials, you can vote by mail by marking, dating and signing your proxy card or voting instruction form and returning it in the envelope provided.
At the Meeting	You can vote at the annual meeting via the internet at www.virtualshareholdermeeting.com/AXP2021 by using the 16-digit control number included on your notice, on your proxy card, or in the voting instructions that accompanied your proxy materials.

For telephone and online voting, you will need the 16-digit control number included on your notice, on your proxy card or in the voting instructions that accompanied your proxy materials. Telephone and online voting are available through 11:59 p.m. Eastern Time on April 29, 2021, for shares held in employee plans, and through 11:59 p.m. Eastern Time on May 3, 2021, for all other shares.

Confidential Voting

We maintain the confidentiality of the votes of individual shareholders. Your vote will not be disclosed unless the law requires disclosure, you authorize disclosure or your vote is cast in a contested election. If you write comments on your proxy card, management may learn how you voted in reviewing your comments. In addition, the Inspectors of Election and selected employees of our independent tabulating agent may have access to individual votes in the normal course of counting and verifying the vote.

Effect of Not Casting Your Vote

If you hold your shares in street name, you must instruct your bank, broker or other nominee how to vote your shares. Under NYSE rules, brokers are permitted to exercise discretionary voting authority on "routine" matters when voting instructions have not been received from a beneficial owner ten days prior to the shareholder meeting. The only "routine" item on this year's Annual Meeting Agenda is Item 2 (Ratification of Appointment of the Company's Independent Registered Public Accounting Firm).

Therefore, if you hold your shares in street name and you wish to have your shares voted on all items in this Proxy Statement, please return your voting instruction form or cast your instructions by telephone or online. Otherwise, your shares will not be voted on any items with the exception that your broker may vote in its discretion on Item 2.

Revocation of Proxies

You can revoke your proxy at any time before your shares are voted if you:

- Submit a written revocation to our Company's Deputy Corporate Secretary;
- Submit a later-dated proxy;
- Provide subsequent telephone or online voting instructions or;
- Vote at the meeting.

If you hold your shares in street name, please follow the directions provided to you by your bank, broker or other intermediary to change or revoke any voting instructions you have already provided.

Quorum and Required Vote

We will have a quorum and will be able to conduct the business of the annual meeting if the holders of a majority of the votes that shareholders are entitled to cast are present at the meeting, either virtually by logging in to the virtual meeting website using your 16-digit control number, or by proxy. For the 2021 Annual Meeting of Shareholders, to elect directors and adopt the other proposals, the following votes are required under our governing documents and New York State law:

Item	Vote Required	Do abstentions count as votes cast?	Is broker discretionary voting allowed?*
Election of directors	Approval of the majority of the votes cast	No	No
Ratification of appointment of independent registered public accounting firm	Approval of the majority of the votes cast	No	Yes
Advisory resolution to approve executive compensation**	Approval of the majority of the votes cast	No	No
Shareholder proposals**	Approval of the majority of the votes cast	No	No

* A broker non-vote occurs when a broker submits a proxy but does not vote for an item because it is not a "routine" item and the broker has not received voting instructions from the beneficial owner. As described under Effect of Not Casting Your Vote, your broker may vote in its discretion only on Item 2, Ratification of Appointment of the Company's Independent Registered Public Accounting Firm.

** Advisory/Non-binding

There are no cumulative voting rights. Abstentions and broker non-votes are not considered as votes cast and will have no effect on the outcome of the vote on any of the proposals. If any other matter comes before the meeting, the named proxies will use their best judgment in voting the proxies.

Multiple Shareholders Sharing the Same Address

We are sending only one notice or one Proxy Statement and Annual Report to the address of multiple shareholders unless we have received contrary instructions from any shareholder at that address. This practice, known as "householding," reduces duplicate mailings, saving paper and reducing printing costs. If any shareholder residing at such an address wishes to receive an individual copy of the materials, or if you are receiving multiple copies of our Proxy Statement and Annual Report and would like to enroll in this service, please contact the Company's Deputy Corporate Secretary (see page 29 for contact information).

2022 Annual Meeting of Shareholders Information

Shareholder Proposals for Inclusion in the 2022 Proxy Statement

To be considered for inclusion in next year's Proxy Statement, any shareholder proposals submitted in accordance with SEC Rule 14a-8 must be received by our Deputy Corporate Secretary at our principal executive offices no later than November 19, 2021. Any such proposals must comply with all of the requirements of SEC Rule 14a-8.

Other Shareholder Proposals for Presentation at the 2022 Annual Meeting

Under our bylaws, shareholders must follow certain advance notice procedures to nominate a person for election as a director at an annual or special meeting, or to introduce an item of business at an annual meeting. Under these advance notice procedures, shareholders must submit the proposed nominee or item of business by delivering a notice to the Deputy Corporate Secretary at our principal executive offices. We must receive notice as follows:

- If it is a shareholder's intention to introduce a nomination or proposed item of business for an annual meeting, we must receive notice not less than 90 days nor more than 120 days before the first anniversary of the prior year's meeting. Assuming that the 2021 Annual Meeting of Shareholders is held on schedule, we must receive notice pertaining to the 2022 Annual Meeting of Shareholders no earlier than January 4, 2022 and no later than February 3, 2022.

- Alternatively, if we hold the 2021 Annual Meeting of Shareholders on a date that is not within 25 days before or after such anniversary date, we must receive the notice no later than ten days after the earlier of the date we first provide notice of the meeting to shareholders or announce it publicly.

- If we hold a special meeting to elect directors, we must receive a shareholder's notice of intention to introduce a nomination no later than ten days after the earlier of the date we first provide notice of the meeting to shareholders or announce it publicly.

Our bylaws provide that notice of a proposed nomination must include certain information about the shareholder and the nominee, as well as a written consent of the proposed nominee to serve if elected. A notice of a proposed item of business must include a description of and the reasons for bringing the proposed business to the meeting, any material interest of the shareholder in the business and certain other information about the shareholder. Any notice (other than a proposal pursuant to Rule 14a-8) that is received outside of the window specified above for proposed items of business will be considered untimely under Rule 14a-4(c) under the Securities Exchange Act of 1934. The persons named in the proxy for the meeting may exercise their discretionary voting power with respect to all such matters, including voting against them.

All director nominations and shareholder proposals, other than shareholder proposals made pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, must comply with the requirements of the Company's bylaws. You may obtain a copy of the Company's bylaws at no cost from the Company's Deputy Corporate Secretary (see below for contact information).

Availability of Form 10-K

If you would like a paper copy of our 2020 Form 10-K, excluding certain exhibits, please contact Kristina V. Fink, Deputy Corporate Secretary, American Express Company, 200 Vesey Street, New York, New York 10285, by telephone at 212-640-2000 or by email at corporatesecretarysoffice@aexp.com.

Annex A—Information Regarding Non-GAAP Financial Measures

(Billions, except percentages and per share amounts)

Total Revenues Net of Interest Expense	2017	2018	2019	2020
GAAP Total Revenues Net of Interest Expense	$36.9	$ 40.3	$ 43.6	$ 36.1
Total Revenues Net of Interest Expense (FX-adjusted) [1]	$36.8	$ 39.9	$ 43.4	
YoY% Increase/(Decrease) in GAAP Total Revenues Net of Interest Expense		*9%*	*8%*	*(17%)*
YoY% Increase/(Decrease) in Total Revenues Net of Interest Expense (FX-adjusted) [1]		*10%*	*9%*	*(17%)*

Adjusted Return on Equity	2018	2019	2020
GAAP Net Income	$ 6.9	$ 6.8	$ 3.1
2018 Fourth Quarter Discrete Tax Benefits [2]	($ 0.5)	—	—
2019 First Quarter Litigation-Related Charge	—	$ 0.2	—
Adjusted Net Income	$ 6.4	$ 7.0	$ 3.1
GAAP Average Shareholders' Equity	$ 20.6	$ 22.8	$ 22.0
2018 Fourth Quarter Discrete Tax Benefits [2]	$ 0.1	—	—
2019 First Quarter Litigation-Related Charge	—	$ 0.1	—
Adjusted Average Shareholders' Equity	$ 20.8	$ 22.9	$ 22.0
GAAP Return on Average Equity	33.5%	29.6%	14.2%
Three-year Average (2018-2020) GAAP Return on Average Equity			25.8%
Adjusted Return on Average Equity	30.9%	30.3%	14.2%
Three-year Average (2018-2020) Adjusted Return on Average Equity			*25.1%*

Adjusted Diluted EPS	2018	2019	2020
GAAP Diluted EPS	$ 7.91	$ 7.99	$ 3.77
2018 Fourth Quarter Discrete Tax Benefits [2]	($ 0.58)	—	—
2019 First Quarter Litigation-Related Charge ($0.27 per share pre-tax)	—	$ 0.21	—
Adjusted Diluted EPS	$ 7.33	$ 8.20	$ 3.77

Certain components may not sum in total due to rounding.

(1) FX-adjusted information assumes a constant exchange rate between the periods being compared for purposes of currency translation into U.S. dollars (i.e., assumes 2020 foreign exchange rates apply to 2019 results, 2019 foreign exchange rates apply to 2018 results).

(2) 2018 Fourth Quarter Tax Benefits reflects changes in the tax method of accounting for certain expenses, the resolution of certain prior years' tax items and an adjustment to the Company's 2017 provisional tax charge related to the Tax Act.



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American Express Company
200 Vesey Street
New York, New York 10285